UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________

Form 6-K
____________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 2, 2016

Commission File Number: 333-177693

Reynolds Group Holdings Limited
(Translation of registrant’s name into English)

Reynolds Group Holdings Limited
Level Nine
148 Quay Street
Auckland 1010 New Zealand
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

QUARTERLY REPORT
For the three and nine month periods ended September 30, 2016

REYNOLDS GROUP HOLDINGS LIMITED
New Zealand
(Jurisdiction of incorporation or organization)

Reynolds Group Holdings Limited
Level Nine
148 Quay Street
Auckland 1010 New Zealand
Attention: Joseph Doyle
Tel: +1 847 482 2409

QUARTERLY REPORT
For the three and nine month periods ended September 30, 2016

BEVERAGE PACKAGING HOLDINGS GROUP
Luxembourg
(Jurisdiction of incorporation or organization)

c/o Reynolds Group Holdings Limited
Level Nine
148 Quay Street
Auckland 1010 New Zealand
Attention: Joseph Doyle
Tel: +1 847 482 2409

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Reynolds Group Holdings Limited
(Registrant)

By:	/s/ ALLEN HUGLI
Allen Hugli
Chief Financial Officer
November 2, 2016

Introductory Note

In this quarterly report, references to “we,” “us,” “our” or the “RGHL Group” are to Reynolds Group Holdings Limited (“RGHL”) and its consolidated subsidiaries, unless otherwise indicated.

Certain financial information that is normally included in annual financial statements, including certain financial statement notes, is not required for interim reporting purposes and has been condensed or omitted in this quarterly report. Our annual report on Form 20-F for the year ended December 31, 2015 filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 25, 2016 (the “Annual Report”) also includes certain other information about our business, including risk factors and more detailed descriptions of our businesses, which is not included in this quarterly report. This quarterly report should be read in conjunction with the Annual Report, including the consolidated financial statements and notes thereto included therein. A copy of the Annual Report, including the exhibits thereto, may be read and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an internet site at https://www.sec.gov, from which interested persons can electronically access the Annual Report. The Annual Report can also be found at www.reynoldsgroupholdings.com, or a copy will be provided free of charge upon written request to Mr. Joseph Doyle, RGHL Group Legal Counsel, 1900 West Field Court, Lake Forest, Illinois, 60045.

We have prepared this quarterly report pursuant to (i) the requirements of the indentures that govern our senior secured notes and our senior notes, excluding the Pactiv Notes (as defined below), and (ii) the credit agreement with our lenders governing our senior secured credit facilities (the “Credit Agreement”). Our outstanding notes include:

•	Notes covered by an effective registration statement filed with the SEC, comprised of:

•	The 9.875% Senior Notes due 2019;

•	The 5.750% Senior Secured Notes due 2020;

•	The 6.875% Senior Secured Notes due 2021; and

•	The 8.250% Senior Notes due 2021;

•	Notes not covered by an effective registration statement filed with the SEC, comprised of:

•	The 5.625% Senior Notes due 2016;

•	The Floating Rate Senior Secured Notes due 2021;

•	The 5.125% Senior Secured Notes due 2023;

•	The 7.000% Senior Notes due 2024; and

•	The 8.125% Debentures due 2017, the 6.400% Notes due 2018, the 7.950% Debentures due 2025 and the 8.375% Debentures due 2027, each issued by Pactiv LLC (collectively, the “Pactiv Notes”).

The senior secured notes are referred to as the “Reynolds Senior Secured Notes.” The senior notes excluding the 5.625% Senior Notes due 2016 are referred to as the “Reynolds Senior Notes.” The Reynolds Senior Secured Notes and the Reynolds Senior Notes are referred to as the “Reynolds Notes.”

The indentures governing certain of our outstanding notes also require us to provide certain information for Beverage Packaging Holdings Group (“Bev Pack”), comprised of Beverage Packaging Holdings (Luxembourg) I S.A. (“BP I”) and its consolidated subsidiaries and Beverage Packaging Holdings (Luxembourg) II S.A. (“BP II”), subsidiaries of RGHL. These indentures, as well as the Credit Agreement, are described more fully in our Annual Report. Additionally, refer to note 12 of the RGHL Group’s interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report for more information.

Non-GAAP Financial Measures

In this quarterly report, we utilize certain non-GAAP financial measures and ratios, including earnings before interest, tax, depreciation and amortization (“EBITDA”) and Adjusted EBITDA. Adjusted EBITDA, a measure used by our management to measure operating performance, is defined as EBITDA, adjusted to exclude certain items of a significant or unusual nature, including but not limited to acquisition costs, non-cash pension income or expense, restructuring costs, unrealized gains or losses on derivatives, gains or losses on the sale of non-strategic assets, asset impairments and write-downs and equity method profit net of cash distributed. These measures are presented because we believe that they and similar measures are widely used in the markets in which we operate as a means of evaluating a company’s operating performance and financing structure and, in certain cases, because those measures are used to determine compliance with covenants in our debt agreements and compensation of certain management. They may not be comparable to other similarly titled measures of other companies and are not measurements under International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), generally accepted accounting principles in the United States of America (“U.S. GAAP”), or other generally accepted accounting principles, are not measures of financial condition, liquidity or profitability and should not be considered as an alternative to profit from operations for the period or operating cash flows determined in accordance with IFRS, nor should they be considered as substitutes for the information contained in our historical financial statements prepared in accordance with IFRS included in this quarterly report. Additionally, EBITDA and Adjusted EBITDA are not intended to be measures of free cash flow, as they do not take into account certain items such as interest and principal payments on our indebtedness, working capital needs, tax payments and capital expenditures. We believe that the inclusion of EBITDA and Adjusted EBITDA in this quarterly report is appropriate to provide additional information to investors about our operating performance and to provide a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies. We believe that issuers of high yield debt securities present EBITDA and Adjusted EBITDA because investors, analysts and rating agencies consider these measures useful. For additional information regarding the non-GAAP financial measures used by management, refer to note 4 of the RGHL Group’s interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report.
Forward-Looking Statements

This quarterly report includes forward-looking statements. Forward-looking statements include statements regarding our goals, beliefs, plans or current expectations, taking into account the information currently available to our management. Forward-looking statements are not statements of historical fact. For example, when we use words such as “believe,” “anticipate,” “expect,” “estimate,” “plan,” “intend,” “should,” “would,” “could,” “may,” “might,” “will” or other words that convey uncertainty of future events or outcomes, we are making forward-looking statements. We have based these forward-looking statements on our management’s current view with respect to future events and financial performance and future business and economic conditions more generally. These views reflect the best judgment of our management, but involve a number of risks and uncertainties which could cause actual results to differ materially from those predicted in our forward-looking statements and from past results, performance or achievements. Although we believe that the estimates and the projections reflected in the forward-looking statements are reasonable, such estimates and projections may prove to be incorrect, and our actual results may differ from those described in our forward-looking statements as a result of the following risks, uncertainties and assumptions, among others:

•	risks related to the future costs of raw materials, energy and freight;

•	risks related to economic downturns in our target markets;

•	risks related to changes in consumer lifestyle, eating habits, nutritional preferences and health-related and environmental concerns that may harm our business and financial performance;

•	risks related to complying with environmental, health and safety laws or as a result of satisfying any liability or obligation imposed under such laws;

•	risks related to the impact of a loss of any of our key manufacturing facilities;

•	risks related to our dependence on key management and other highly skilled personnel;

•	risks related to the consolidation of our customer bases, loss of a significant customer, competition and pricing pressure;

•	risks related to any potential supply of faulty or contaminated products;

•	risks related to exchange rate fluctuations;

•	risks related to dependence on the protection of our intellectual property and the development of new products;

•	risks related to pension plans sponsored by us and others in our control group;

•
risks related to strategic transactions, including completed and future acquisitions or dispositions, such as the risks that we may be unable to complete an acquisition or disposition in the timeframe anticipated, on its original terms, or at all, or that we may not be able to achieve some or all of the benefits that we expect to achieve from such transactions, including risks related to integration of our acquired businesses, or that a disposition may have an unanticipated effect on our retained businesses;

•	risks related to our hedging activities which may result in significant losses and in period-to-period earnings volatility;

•	risks related to our suppliers of raw materials and any interruption in our supply of raw materials;

•	risks related to information security, including a cyber security breach or a failure of one or more of our information technology systems, networks, processes or service providers;

•	risks related to our substantial indebtedness and our ability to service our current and future indebtedness;

•	risks related to restrictive covenants in certain of our outstanding notes and our other indebtedness which could adversely affect our business by limiting our operating and strategic flexibility; and

•	risks related to increases in interest rates which would increase the cost of servicing our variable rate debt instruments.
The risks described above and the risks disclosed in or referred to in “Part II - Other Information — Item 1A. Risk Factors” in this quarterly report and in “Part I — Item 3. Key Information — Risk Factors” of our Annual Report are not exhaustive. Other sections of this quarterly report describe additional factors that could adversely affect our business, financial condition or results of operations. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for us to predict all such risk factors, nor can we assess the impact of all such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, you are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. All subsequent written and oral forward-looking statements attributable to us or to persons acting on our behalf are expressly qualified in their entirety by the cautionary statements referred to above and included elsewhere in this quarterly report.

PART I - FINANCIAL INFORMATION

ITEM 1. FINANCIAL STATEMENTS.
Refer to the attached F pages of this quarterly report for the interim unaudited condensed consolidated financial statements and notes thereto for the three and nine month periods ended September 30, 2016 and September 30, 2015 for the RGHL Group. Refer to the attached G pages of this quarterly report for the interim unaudited condensed combined financial statements and notes thereto for the three and nine month periods ended September 30, 2016 and September 30, 2015 for Bev Pack.
ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.
Overview
RGHL was incorporated on May 30, 2006 under the Companies Act 1993 of New Zealand. We are a leading global manufacturer and supplier of consumer food, beverage and foodservice packaging products. We are one of the largest consumer food, beverage and foodservice packaging companies in the United States, as measured by revenue, with leading market positions in many of our product lines based on management’s analysis of industry data. We sell our products to customers globally, including to a diversified mix of leading multinational companies, large national and regional companies, and small local businesses. We primarily serve the consumer, food, beverage and foodservice market segments. We operate through five segments: Evergreen, Closures, Reynolds Consumer Products, Pactiv Foodservice and Graham Packaging.

On March 13, 2015, we completed the sale of our SIG segment to Onex Corporation. We received net cash proceeds of $4,149 million, including the settlement of final closing adjustments. The net proceeds received at closing were used to reduce our indebtedness (refer to note 12 of the RGHL Group’s interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report for additional information). An additional amount of €150 million is payable by Onex Corporation based on the financial performance of SIG during fiscal year 2015, as confirmed by the assigned independent expert, and an additional amount of up to €25 million may be payable by Onex Corporation depending on the financial performance of SIG during fiscal year 2016 (refer to note 7 of the RGHL Group’s interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report for additional information).

SIG manufactures aseptic carton packaging systems for both beverage and liquid food products, including juices, milk, soups and sauces. The results of SIG for all periods have been presented as discontinued operations in the consolidated statements of comprehensive income.

Our Segments
Evergreen
Evergreen is a vertically integrated, leading manufacturer of fresh carton packaging for beverage products, primarily serving the juice and milk markets. Fresh carton packaging, most predominant in North America, is primarily used for beverages that require a cold-chain distribution system. Evergreen supplies integrated fresh carton packaging systems, which can include fresh cartons, spouts and filling machines. Evergreen produces liquid packaging board for its internal requirements and to sell to other fresh beverage carton manufacturers. Evergreen also produces paper products, including coated groundwood primarily for catalogs, inserts, magazine and commercial printing, and uncoated freesheet primarily for envelope, specialty and offset printing paper. Evergreen has a large customer base and operates primarily in North America.

Closures
Closures is a leading manufacturer of plastic and aluminum beverage caps and closures, primarily serving the carbonated soft drink, non-carbonated soft drink and bottled water segments of the global beverage market. Closures’ products also serve the liquid dairy, food, beer and liquor and automotive fluid markets. In addition to supplying plastic and aluminum caps and closures, Closures also offers high speed rotary capping equipment, which secures caps on a variety of packaging, and related services. Closures has a large global customer base with its largest presence in North America.

Reynolds Consumer Products
Reynolds Consumer Products is a leading manufacturer of branded and store branded consumer products such as aluminum foil, wraps, waste bags, food storage bags and disposable tableware and cookware. These products are typically used by consumers in their homes and are sold through a variety of retailers. Reynolds Consumer Products sells many of its products under well known brands such as Reynolds® and Hefty®, and also offers store branded products. Reynolds Consumer Products has a large customer base and operates primarily in North America.

Pactiv Foodservice
Pactiv Foodservice is a leading manufacturer of various foodservice and food packaging products serving the foodservice industry, which includes food processors, restaurants and supermarkets. Pactiv Foodservice offers a comprehensive range of products including tableware items, clear plastic containers, foam containers, paperboard containers, aluminum containers, microwaveable containers, clear rigid-display packaging, molded fiber and plastic egg cartons, foamed and rigid trays, absorbent tray pads and plastic film. Pactiv Foodservice has a large customer base and operates primarily in North America.

Graham Packaging
Graham Packaging is a leading designer and manufacturer of value-added, custom blow-molded plastic containers for consumer products. Graham Packaging focuses on product categories where customers and end-users value the technology and innovation that Graham Packaging’s custom plastic containers offer as an alternative to traditional packaging materials such as glass, metal and paperboard. Graham Packaging has a large global customer base with its largest presence in North America.

Key Factors Influencing Our Financial Condition and Results of Operations
The following discussion should be read in conjunction with “Key Factors Influencing Our Financial Condition and Results of Operations” in “Part I — Item 5. Operating and Financial Review and Prospects” of our Annual Report, which discusses further key factors influencing our financial condition and results of operations.

Substantial Leverage
The five segments in which we operate have all been acquired through a series of transactions. Our results of operations, financial position and cash flows are significantly impacted by the effects of these acquisitions, which were financed primarily through borrowings, including transaction-related debt commitment fees and recurring interest costs. In addition, from time to time, we refinance our borrowings which also can have a significant impact on our results of operations.

As of September 30, 2016, our total indebtedness of $13,086 million was comprised of the outstanding principal amounts of our borrowings. As reflected in our consolidated statement of financial position, we had total borrowings of $12,983 million, consisting of total indebtedness net of unamortized transaction costs and embedded derivatives. For more information regarding our external borrowings, refer to note 12 of the RGHL Group’s interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report. Our future results of operations, including our net financial expenses, will be significantly affected by our substantial indebtedness. The servicing of this indebtedness has had and will continue to have an impact on our cash flows and cash balance. For more information, refer to “— Liquidity and Capital Resources.”

Raw Materials and Energy Prices
Our results of operations, and the gross margins corresponding to each of our segments, are impacted by changes in the costs of our raw materials and energy prices. The primary raw materials used to manufacture our products are plastic resins, aluminum, fiber (principally raw wood and wood chips) and paperboard (principally cartonboard and cupstock). We also use commodity chemicals, steel and energy, including fuel oil, electricity, natural gas and coal, to manufacture our products.

Principal raw materials used by each of our segments are as follows (in order of cost significance):

•	Evergreen — fiber, resin

•	Closures — resin

•	Reynolds Consumer Products — resin, aluminum

•	Pactiv Foodservice — resin, paperboard, aluminum

•	Graham Packaging — resin

Historical index prices of resin, aluminum and paperboard for the past two years are shown in the charts below. These charts present index prices and do not represent the prices at which we purchased these raw materials.

Source: IHS Inc.

Resin prices can fluctuate significantly with fluctuations in crude oil and natural gas prices, as well as changes in refining capacity and the demand for other petroleum-based products.

Source: Platts Metal Weekly

Aluminum prices can fluctuate significantly as aluminum is a cyclical commodity with prices subject to global market factors. These factors include speculative activities by market participants, production capacity, strength or weakness in key end-markets such as housing and transportation, political and economic conditions and production costs in major production regions.

Source: Pulp and Paper Week

The prices of cupstock and cartonboard may fluctuate due to external conditions such as weather, product scarcity, currency and commodity market fluctuations and changes in governmental policies and regulations. In January 2016, Pulp and Paper Week introduced a new “Series B” price assessment methodology and announced the phasing out of its previous methodologies. This new “Series B” methodology resulted in a decrease of 12% to 16% in average reported price. All prior periods presented in the chart above have been restated to reflect this change in price assessment methodology.

Results of Operations

The following discussion should be read in conjunction with the RGHL Group’s interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report. Detailed comparisons of revenue and results of operations are presented in the discussions of the operating segments, which follow the RGHL Group results discussion.

On March 13, 2015, we completed the sale of our SIG segment to Onex Corporation. We received net cash proceeds of $4,149 million, including the settlement of final closing adjustments. The net proceeds received at closing were used to reduce our indebtedness (refer to note 12 for additional information). An additional amount of €150 million is payable by Onex Corporation based on the financial performance of SIG during fiscal year 2015, as confirmed by the assigned independent expert, and an additional amount of up to €25 million may be payable by Onex Corporation depending on the financial performance of SIG during fiscal year 2016 (refer to note 7 for additional information). The results of SIG for all periods have been presented as discontinued operations in the consolidated statements of comprehensive income.

Three month period ended September 30, 2016 compared to the three month period ended September 30, 2015

RGHL Group

	For the three month period ended September 30,
(In $ million, except for %)	2016	% of revenue	2015	% of revenue	Change	% change
Revenue	2,705	100%	2,819	100%	(114)	(4)%
Cost of sales	(2,091)	(77)%	(2,259)	(80)%	168	7%
Gross profit	614	23%	560	20%	54	10%
Selling, marketing and distribution expenses/General and administration expenses	(285)	(11)%	(259)	(9)%	(26)	(10)%
Net other income (expenses)	(16)	(1)%	4	—%	(20)	NM
Profit from operating activities	313	12%	305	11%	8	3%
Financial income	245	9%	5	—%	240	NM
Financial expenses	(202)	(7)%	(391)	(14)%	189	48%
Net financial income (expenses)	43	2%	(386)	(14)%	429	NM
Profit (loss) from continuing operations before income tax	356	13%	(81)	(3)%	437	NM
Income tax (expense) benefit	(101)	(4)%	102	4%	(203)	NM
Profit (loss) from continuing operations	255	9%	21	1%	234	NM
Profit (loss) from discontinued operations, net of income tax	2	NM	6	NM	(4)	(67)%
Profit (loss) for the period	257	NM	27	NM	230	NM
Depreciation and amortization from continuing operations	175	6%	185	7%	10	5%
RGHL Group Adjusted EBITDA(1) from continuing operations	519	19%	521	18%	(2)	—%

(1)	Refer to page 2 under the heading “Non-GAAP Financial Measures” for additional information related to this financial measure.

Revenue. Revenue decreased by $114 million, or 4%.The decrease was primarily due to lower pricing largely as a result of the pass-through of lower resin costs to customers. Overall sales volume was down, driven by lower sales volume at Evergreen, Closures and Graham Packaging, partially offset by higher sales volume at the remaining segments. Changes in foreign currency rates also had an unfavorable impact of $6 million.

Cost of Sales. Cost of sales decreased by $168 million, or 7%. The decrease was due to favorable resin prices across all segments, lower sales volume at Evergreen, Closures and Graham Packaging (which were partially offset by higher sales volume at the remaining segments) and a favorable foreign currency impact. Additionally, cost of sales decreased as a result of a $13 million non-cash reduction in the multi-employer pension plan withdrawal liability.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses increased by $26 million, or 10%. The increase was primarily due to higher advertising costs at Reynolds Consumer Products, as well as higher employee-related costs at Reynolds Consumer Products and Pactiv Foodservice.

Net Other. Net other changed by $20 million resulting in net other expenses of $16 million. The change includes an $8 million related party management fee accrual associated with the 2016 financial year and a $6 million increase in asset impairment charges, partially offset by a $5 million favorable change in unrealized gains and losses on derivatives.

Net Financial Income (Expenses). Net financial expenses changed by $429 million resulting in net financial income of $43 million. The change was primarily due to a favorable change of $366 million in the fair value of embedded derivatives from a $126 million loss in the prior year period to a $240 million gain in the current year period, a $35 million decrease in interest expense due to the repayment of borrowings with proceeds from newly issued debt in June 2016 and a $25 million favorable foreign currency impact.

Income Tax. We recognized income tax expense of $101 million on income before income tax of $356 million (an effective tax rate of 28%) in the three month period ended September 30, 2016 as compared to an income tax benefit of $102 million on a loss before income tax of $81 million (an effective tax rate of 126%) for the three month period ended September 30, 2015. The effective tax rate in both periods reflects (i) changes in the mix of book income and losses taxed at varying rates among the jurisdictions in which the RGHL Group operates and (ii) the inability to realize a tax benefit for losses in certain jurisdictions. For further information, including a reconciliation of income tax expense, refer to note 9.

Depreciation and Amortization. Depreciation and amortization decreased by $10 million, or 5%. The decrease was primarily due to certain assets becoming fully depreciated or amortized at Reynolds Consumer Products and Graham Packaging.

Discontinued Operations, Net of Income Tax. Profit (loss) from discontinued operations decreased by $4 million to a profit of $2 million. The change was primarily due to interest accretion related to the contingent consideration receivable from the sale of our SIG segment.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for the RGHL Group is as follows:

	For the three month period ended September 30,
(In $ million)	2016	2015
Profit from operating activities	313	305
Depreciation and amortization from continuing operations	175	185
RGHL Group EBITDA(1) from continuing operations	488	490
Included in the RGHL Group EBITDA:
Asset impairment charges, net of reversals	9	3
Non-cash change in multi-employer pension plan withdrawal liability	(11)	2
Non-cash pension expense	16	15
Operational process engineering-related consultancy costs	8	5
Related party management fee	8	—
Restructuring costs, net of reversals	8	5
Unrealized (gain) loss on derivatives	(5)	—
Other	(2)	1
RGHL Group Adjusted EBITDA(1) from continuing operations	519	521
Segment detail of Adjusted EBITDA:
Evergreen	60	75
Closures	39	37
Reynolds Consumer Products	161	143
Pactiv Foodservice	168	164
Graham Packaging	102	111
Corporate/Unallocated(2)	(11)	(9)
RGHL Group Adjusted EBITDA from continuing operations	519	521

(1)	Refer to page 2 under the heading “Non-GAAP Financial Measures” for additional information related to these financial measures.

(2)
Corporate/Unallocated includes holding companies and certain debt issuer companies which support the entire RGHL Group and which are not part of a specific segment. It also includes eliminations of transactions between segments.

Evergreen Segment

	For the three month period ended September 30,
(In $ million, except for %)	2016	% of segment revenue	2015	% of segment revenue	Change	% change
External revenue	368	93%	392	93%	(24)	(6)%
Inter-segment revenue	28	7%	28	7%	—	—%
Total segment revenue	396	100%	420	100%	(24)	(6)%
Cost of sales	(317)	(80)%	(341)	(81)%	24	7%
Gross profit	79	20%	79	19%	—	—%
Selling, marketing and distribution expenses/ General and administration expenses	(23)	(6)%	(20)	(5)%	(3)	(15)%
Net other income (expenses)	—	—%	1	—%	(1)	(100)%
Profit from operating activities	56	14%	60	14%	(4)	(7)%
Evergreen segment Adjusted EBITDA	60	15%	75	18%	(15)	(20)%

Revenue. Total segment revenue decreased by $24 million, or 6%. Revenue from liquid packaging board decreased by $9 million due to lower pricing, primarily as a result of index-linked price programs. Revenue from carton packaging decreased by $9 million due to lower sales volume as a result of a decrease in end-consumer demand for certain customers’ products and lower pricing primarily as a result of index-linked price programs. Revenue from paper products decreased by $6 million because of lower pricing due to ongoing market conditions and lower sales volume as a result of a decrease in end-consumer demand for certain customers’ products.

Cost of Sales. Cost of sales decreased by $24 million, or 7%. The decrease was primarily due to favorable raw material costs, largely resin, fiber and energy, and decreased sales volume. Additionally, cost of sales decreased as a result of a $12 million non-cash change related to the withdrawal from a multi-employer pension plan. This item has been included in the segment’s Adjusted EBITDA calculation. These decreases were partially offset by higher repair and maintenance costs as a result of the timing of planned mill outages. For the three month periods ended September 30, 2016 and September 30, 2015, raw material costs accounted for 41% and 42% of Evergreen’s cost of sales, respectively.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses increased by $3 million, or 15%.

Net Other. Net other income decreased by $1 million.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for our Evergreen segment is as follows:

	For the three month period ended September 30,
(In $ million)	2016	2015
Profit from operating activities	56	60
Depreciation and amortization	14	14
EBITDA	70	74
Included in Evergreen segment EBITDA:
Non-cash change in multi-employer pension plan withdrawal liability	(10)	2
Other	—	(1)
Evergreen segment Adjusted EBITDA	60	75

Closures Segment

	For the three month period ended September 30,
(In $ million, except for %)	2016	% of segment revenue	2015	% of segment revenue	Change	% change
External revenue	242	99%	247	98%	(5)	(2)%
Inter-segment revenue	3	1%	4	2%	(1)	(25)%
Total segment revenue	245	100%	251	100%	(6)	(2)%
Cost of sales	(196)	(80)%	(209)	(83)%	13	6%
Gross profit	49	20%	42	17%	7	17%
Selling, marketing and distribution expenses/ General and administration expenses	(24)	(10)%	(24)	(10)%	—	—%
Net other income (expenses)	(1)	—%	(3)	(1)%	2	67%
Profit from operating activities	24	10%	15	6%	9	60%
Closures segment Adjusted EBITDA	39	16%	37	15%	2	5%

Revenue. Total segment revenue decreased by $6 million, or 2%.The decrease was primarily due to $6 million of lower pricing largely as a result of the pass-through of lower resin costs to customers, lower sales volume, mostly in Europe, Asia Pacific and South America due to decreased customer demand as a result of general economic conditions, partially offset by higher sales volume in North America. These decreases were partially offset by a net favorable foreign currency impact as a result of the strengthening of the Japanese yen against the U.S. dollar, partially offset by the strengthening of the U.S. dollar against the Mexican peso and Argentine peso.

Cost of Sales. Cost of sales decreased by $13 million, or 6%. The decrease was primarily due to $10 million of lower raw material costs, mostly resin, an unfavorable foreign currency impact and lower sales volume. For the three month periods ended September 30, 2016 and September 30, 2015, raw material costs accounted for 59% and 60% of Closures’ cost of sales, respectively.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses remained flat at $24 million.

Net Other. Net other expenses decreased by $2 million to $1 million.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for our Closures segment is as follows:

	For the three month period ended September 30,
(In $ million)	2016	2015
Profit from operating activities	24	15
Depreciation and amortization	16	17
EBITDA	40	32
Included in Closures segment EBITDA:
Restructuring costs, net of reversals	—	4
Other	(1)	1
Closures segment Adjusted EBITDA	39	37

Reynolds Consumer Products Segment

	For the three month period ended September 30,
(In $ million, except for %)	2016	% of segment revenue	2015	% of segment revenue	Change	% change
External revenue	701	94%	711	94%	(10)	(1)%
Inter-segment revenue	41	6%	49	6%	(8)	(16)%
Total segment revenue	742	100%	760	100%	(18)	(2)%
Cost of sales	(517)	(70)%	(570)	(75)%	53	9%
Gross profit	225	30%	190	25%	35	18%
Selling, marketing and distribution expenses/ General and administration expenses	(87)	(12)%	(72)	(9)%	(15)	(21)%
Net other income (expenses)	1	—%	—	—%	1	NM
Profit from operating activities	139	19%	118	16%	21	18%
Reynolds Consumer Products segment Adjusted EBITDA	161	22%	143	19%	18	13%

Revenue. Total segment revenue decreased by $18 million, or 2%. The decrease was primarily due to $16 million of lower pricing primarily resulting from the pass-through of lower commodity costs.

Cost of Sales. Cost of sales decreased by $53 million, or 9%. This decrease was primarily driven by lower material costs. For the three month periods ended September 30, 2016 and September 30, 2015, raw material costs accounted for 66% and 69% of Reynolds Consumer Products’ cost of sales, respectively.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses increased by $15 million, or 21%. The increase was primarily due to higher advertising and employee-related costs.

Net Other. Net other changed by $1 million resulting in net other income of $1 million.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for our Reynolds Consumer Products segment is as follows:

	For the three month period ended September 30,
(In $ million)	2016	2015
Profit from operating activities	139	118
Depreciation and amortization	23	25
EBITDA	162	143
Included in Reynolds Consumer Products segment EBITDA:
Other	(1)	—
Reynolds Consumer Products segment Adjusted EBITDA	161	143

Pactiv Foodservice Segment

	For the three month period ended September 30,
(In $ million, except for %)	2016	% of segment revenue	2015	% of segment revenue	Change	% change
External revenue	835	87%	856	86%	(21)	(2)%
Inter-segment revenue	122	13%	139	14%	(17)	(12)%
Total segment revenue	957	100%	995	100%	(38)	(4)%
Cost of sales	(775)	(81)%	(829)	(83)%	54	7%
Gross profit	182	19%	166	17%	16	10%
Selling, marketing and distribution expenses/ General and administration expenses	(78)	(8)%	(70)	(7)%	(8)	(11)%
Net other income (expenses)	(7)	(1)%	3	—%	(10)	NM
Profit from operating activities	97	10%	99	10%	(2)	(2)%
Pactiv Foodservice segment Adjusted EBITDA	168	18%	164	16%	4	2%

Revenue. Total segment revenue decreased by $38 million, or 4%. The decrease was primarily due to $53 million of lower pricing, as a result of the pass-through of lower resin costs to customers and an unfavorable foreign currency impact of $5 million from the strengthening of the U.S. dollar against the Canadian dollar, Mexican peso and euro. These decreases were partially offset by $16 million of incremental sales volume driven by growth across the foodservice, food packaging and retail markets and favorable product mix of $4 million.

Cost of Sales. Cost of sales decreased by $54 million, or 7%. The decrease was primarily due to lower raw material costs, benefits from cost savings initiatives and improved operational performance and a favorable foreign currency impact, partially offset by an increase in restructuring costs. For the three month periods ended September 30, 2016 and September 30, 2015, raw material costs accounted for 57% and 60% of Pactiv Foodservice’s cost of sales, respectively.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses increased by $8 million, or 11%. The increase was primarily due to a $6 million increase in employee-related costs.

Net Other. Net other changed by $10 million resulting in net other expenses of $7 million. The change was primarily due to $5 million of asset impairment charges and unfavorable foreign currency impact of $6 million. Asset impairment charges have been included in the segment’s Adjusted EBITDA calculation.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for our Pactiv Foodservice segment is as follows:

	For the three month period ended September 30,
(In $ million)	2016	2015
Profit from operating activities	97	99
Depreciation and amortization	55	56
EBITDA	152	155
Included in Pactiv Foodservice segment EBITDA:
Asset impairment charges, net of reversals	7	2
Operational process engineering-related consultancy costs	8	5
Restructuring costs, net of reversals	5	1
Unrealized (gain) loss on derivatives	(3)	1
Other	(1)	—
Pactiv Foodservice segment Adjusted EBITDA	168	164

Graham Packaging Segment

	For the three month period ended September 30,
(In $ million, except for %)	2016	% of segment revenue	2015	% of segment revenue	Change	% change
External revenue	559	100%	613	100%	(54)	(9)%
Inter-segment revenue	—	—%	—	—%	—	—%
Total segment revenue	559	100%	613	100%	(54)	(9)%
Cost of sales	(479)	(86)%	(530)	(86)%	51	10%
Gross profit	80	14%	83	14%	(3)	(4)%
Selling, marketing and distribution expenses/General and administration expenses	(46)	(8)%	(48)	(8)%	2	4%
Net other income (expenses)	(2)	—%	3	—%	(5)	NM
Profit from operating activities	32	6%	38	6%	(6)	(16)%
Graham Packaging segment Adjusted EBITDA	102	18%	111	18%	(9)	(8)%

Revenue. Revenue decreased by $54 million, or 9%. The decrease was primarily due to a $33 million decrease in sales volume, a decline in pricing largely due to lower resin costs passed through to customers and an unfavorable foreign currency impact, partially offset by favorable changes in product mix. The decrease in sales volume was primarily due to contract losses and a net decrease in end-consumer demand for Graham Packaging’s customers’ products, partially offset by the awarding of new business.

Cost of Sales. Cost of sales decreased by $51 million, or 10%. The decrease was primarily due to $28 million in lower sales volume, a decrease in resin prices, $6 million in lower depreciation expense as certain assets became fully depreciated and a favorable foreign currency impact, partially offset by unfavorable changes in product mix. For the three month periods ended September 30, 2016 and September 30, 2015, raw material costs accounted for 53% and 55% of Graham Packaging’s cost of sales, respectively.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses decreased by $2 million, or 4%. Cost savings initiatives were partially offset by an increase in restructuring costs.

Net Other. Net other changed by $5 million resulting in net other expenses of $2 million. The change was primarily due to a $3 million change in gains and losses on the sale of property, plant and equipment principally due to a favorable contract termination settlement in the prior year, as well as an increase in asset impairment charges.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for our Graham Packaging segment is as follows:

	For the three month period ended September 30,
(In $ million)	2016	2015
Profit from operating activities	32	38
Depreciation and amortization	67	73
EBITDA	99	111
Included in Graham Packaging segment EBITDA:
Other	3	—
Graham Packaging segment Adjusted EBITDA	102	111

Corporate/Unallocated

	For the three month period ended September 30,
(In $ million, except for %)	2016	2015	Change	% change
Gross profit (loss)	(1)	—	(1)	NM
Selling, marketing and distribution expenses/General and administration expenses	(27)	(25)	(2)	(8)%
Net other income (expenses)	(7)	—	(7)	NM
Loss from operating activities	(35)	(25)	(10)	(40)%
Corporate/Unallocated Adjusted EBITDA	(11)	(9)	(2)	(22)%

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses increased by $2 million, or 8%.

Net Other. Net other expenses increased by $7 million to $7 million. The increase was primarily due to an $8 million accrual for a related party management fee associated with the 2016 financial year. This item has been included in the Adjusted EBITDA calculation.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of loss from operating activities to EBITDA and Adjusted EBITDA for Corporate/Unallocated is as follows:

	For the three month period ended September 30,
(In $ million)	2016	2015
Loss from operating activities	(35)	(25)
EBITDA	(35)	(25)
Included in Corporate/Unallocated EBITDA:
Non-cash pension expense	16	15
Related party management fee	8	—
Other	—	1
Corporate/Unallocated Adjusted EBITDA	(11)	(9)

Nine month period ended September 30, 2016 compared to the nine month period ended September 30, 2015

RGHL Group

	For the nine month period ended September 30,
(In $ million, except for %)	2016	% of revenue	2015	% of revenue	Change	% change
Revenue	8,006	100%	8,419	100%	(413)	(5)%
Cost of sales	(6,217)	(78)%	(6,802)	(81)%	585	9%
Gross profit	1,789	22%	1,617	19%	172	11%
Selling, marketing and distribution expenses/General and administration expenses	(807)	(10)%	(740)	(9)%	(67)	(9)%
Net other income (expenses)	(36)	—%	86	1%	(122)	NM
Profit from operating activities	946	12%	963	11%	(17)	(2)%
Financial income	479	6%	17	—%	462	NM
Financial expenses	(791)	(10)%	(1,280)	(15)%	489	38%
Net financial income (expenses)	(312)	(4)%	(1,263)	(15)%	951	75%
Profit (loss) from continuing operations before income tax	634	8%	(300)	(4)%	934	NM
Income tax (expense) benefit	(212)	(3)%	60	1%	(272)	NM
Profit (loss) from continuing operations	422	5%	(240)	(3)%	662	NM
Profit (loss) from discontinued operations, net of income tax	7	NM	2,709	NM	(2,702)	NM
Profit (loss) for the period	429	NM	2,469	NM	(2,040)	NM
Depreciation and amortization from continuing operations	528	7%	530	6%	2	—%
RGHL Group Adjusted EBITDA(1) from continuing operations	1,596	20%	1,482	18%	114	8%

(1)	Refer to page 2 under the heading “Non-GAAP Financial Measures” for additional information related to this financial measure.

Revenue. Revenue decreased by $413 million, or 5%. The decrease was primarily due to lower pricing largely as a result of the pass-through of lower resin costs to customers. Changes in foreign currency rates also had an unfavorable impact of $62 million. Overall sales volume was down, driven by lower sales volume at Closures and Graham Packaging, partially offset by higher sales volume at the remaining segments.

Cost of Sales. Cost of sales decreased by $585 million, or 9%. The decrease was primarily due to favorable resin prices across all segments (including the benefit from lower derivative losses), lower sales volume at Closures and Graham Packaging (which were partially offset by higher sales volume at the remaining segments), lower manufacturing costs and a favorable foreign currency impact.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses increased by $67 million, or 9%. The increase was primarily due to increased employee-related costs at Reynolds Consumer Products and Pactiv Foodservice, higher advertising costs at Reynolds Consumer Products and an $18 million benefit in the prior year from a cumulative adjustment to correct for amortization expense.

Net Other. Net other changed by $122 million resulting in net other expenses of $36 million. The change includes an $81 million unfavorable change in unrealized gains and losses on derivatives, a $24 million related party management fee accrual associated with the 2016 financial year and a $14 million increase in asset impairment charges.

Net Financial Income (Expenses). Net financial expenses decreased by $951 million. Following the sale of SIG in March 2015, the RGHL Group repaid approximately $3,999 million of borrowings. This triggered a loss on extinguishment of debt of $305 million in the prior year period. In June 2016, the RGHL Group issued $2,900 million of borrowings and repaid $3,782 million of borrowings. This triggered a loss on extinguishment of debt of $105 million in the current year period. Interest expense declined $100 million primarily as a result of the debt repayments in the prior year period and June 2016. Additionally, there was a favorable change of $600 million in the fair value of embedded derivatives from a $147 million loss in the prior year period to a $453 million gain in the current year period and a $47 million favorable change in foreign currency exchange gains and losses. For more information regarding financial income (expenses) and borrowings, refer to notes 8 and 12.

Income Tax. We recognized income tax expense of $212 million on income before income tax of $634 million (an effective tax rate of 33%) in the nine month period ended September 30, 2016 as compared to an income tax benefit of $60 million on a loss before income tax of $300 million (an effective tax rate of 20%) for the nine month period ended September 30, 2015. The effective tax rate in both periods reflects (i) changes in the mix of book income and losses taxed at varying rates among the jurisdictions in which the RGHL Group operates and (ii) the inability to realize a tax benefit for losses in certain jurisdictions. For further information, including a reconciliation of income tax expense, refer to note 9.

Depreciation and Amortization. Depreciation and amortization decreased by $2 million. The decrease was primarily due to certain assets becoming fully depreciated or amortized at Reynolds Consumer Products and Graham Packaging, partially offset by an $18 million benefit in the prior year from a cumulative adjustment to correct for amortization expense.

Discontinued Operations, Net of Income Tax. Profit from discontinued operations decreased by $2,702 million primarily due to a gain of $2,882 million, net of tax, from the sale of our SIG segment in the prior year compared to a gain of $7 million on the remeasurement of the contingent consideration receivable in the current year. This was partially offset by foreign currency transaction losses on intercompany debt that were attributable to discontinued operations in the prior year.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for the RGHL Group is as follows:

	For the nine month period ended September 30,
(In $ million)	2016	2015
Profit from operating activities	946	963
Depreciation and amortization from continuing operations	528	530
RGHL Group EBITDA(1) from continuing operations	1,474	1,493
Included in the RGHL Group EBITDA:
Asset impairment charges, net of reversals	19	5
Non-cash pension expense	49	47
Operational process engineering-related consultancy costs	19	13
Related party management fee	24	—
Restructuring costs, net of reversals	29	7
Unrealized (gain) loss on derivatives	(12)	(85)
Other	(6)	2
RGHL Group Adjusted EBITDA(1) from continuing operations	1,596	1,482
Segment detail of Adjusted EBITDA:
Evergreen	202	207
Closures	111	120
Reynolds Consumer Products	479	401
Pactiv Foodservice	503	438
Graham Packaging	327	347
Corporate/Unallocated(2)	(26)	(31)
RGHL Group Adjusted EBITDA from continuing operations	1,596	1,482

(1)	Refer to page 2 under the heading “Non-GAAP Financial Measures” for additional information related to these financial measures.

(2)
Corporate/Unallocated includes holding companies and certain debt issuer companies which support the entire RGHL Group and which are not part of a specific segment. It also includes eliminations of transactions between segments.

Evergreen Segment

	For the nine month period ended September 30,
(In $ million, except for %)	2016	% of segment revenue	2015	% of segment revenue	Change	% change
External revenue	1,110	93%	1,161	93%	(51)	(4)%
Inter-segment revenue	88	7%	84	7%	4	5%
Total segment revenue	1,198	100%	1,245	100%	(47)	(4)%
Cost of sales	(965)	(81)%	(1,017)	(82)%	52	5%
Gross profit	233	19%	228	18%	5	2%
Selling, marketing and distribution expenses/ General and administration expenses	(69)	(6)%	(64)	(5)%	(5)	(8)%
Net other income (expenses)	5	—%	6	—%	(1)	(17)%
Profit from operating activities	169	14%	170	14%	(1)	(1)%
Evergreen segment Adjusted EBITDA	202	17%	207	17%	(5)	(2)%

Revenue. Total segment revenue decreased by $47 million, or 4%. Revenue from liquid packaging board decreased by $24 million primarily due to lower pricing as a result of competitive pressures within the liquid packaging board market and index-linked price programs, partially offset by higher sales volume. Revenue from carton packaging decreased by $20 million primarily due to lower sales volume as a result of a decrease in end-consumer demand for certain customers’ products and a decline in pricing, largely as a result of index-linked price programs. Revenue from paper products decreased slightly due to lower pricing as a result of ongoing market conditions, partially offset by higher sales volume due to an increase in end-consumer demand for certain customers’ products.

Cost of Sales. Cost of sales decreased by $52 million, or 5%. The decrease was primarily due to favorable raw material costs, primarily resin and energy. The decrease was partially offset by the previously discussed increase in sales volume in liquid packaging board and paper products. For the nine month periods ended September 30, 2016 and September 30, 2015, raw material costs accounted for 41% and 42% of Evergreen’s cost of sales, respectively.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses increased by $5 million, or 8%.

Net Other. Net other income decreased by $1 million to $5 million.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for our Evergreen segment is as follows:

	For the nine month period ended September 30,
(In $ million)	2016	2015
Profit from operating activities	169	170
Depreciation and amortization	41	42
EBITDA	210	212
Included in Evergreen segment EBITDA:
Non-cash change in multi-employer pension plan withdrawal liability	(5)	—
Unrealized (gain) loss on derivatives	(2)	(4)
Other	(1)	(1)
Evergreen segment Adjusted EBITDA	202	207

Closures Segment

	For the nine month period ended September 30,
(In $ million, except for %)	2016	% of segment revenue	2015	% of segment revenue	Change	% change
External revenue	707	98%	757	99%	(50)	(7)%
Inter-segment revenue	12	2%	11	1%	1	9%
Total segment revenue	719	100%	768	100%	(49)	(6)%
Cost of sales	(582)	(81)%	(631)	(82)%	49	8%
Gross profit	137	19%	137	18%	—	—%
Selling, marketing and distribution expenses/ General and administration expenses	(73)	(10)%	(73)	(10)%	—	—%
Net other income (expenses)	(6)	(1)%	1	—%	(7)	NM
Profit from operating activities	58	8%	65	8%	(7)	(11)%
Closures segment Adjusted EBITDA	111	15%	120	16%	(9)	(8)%

Revenue. Total segment revenue decreased by $49 million, or 6%. The decrease was primarily due to a $12 million unfavorable foreign currency impact as a result of the strengthening of the U.S. dollar against the Mexican peso, Brazilian real and Argentine peso, lower pricing of $28 million largely due to the pass-through of lower resin costs to customers, and $9 million of lower sales volume, mostly in Europe, South America and Asia Pacific due to decreased customer demand as a result of general economic conditions, partially offset by higher sales volume in North America.

Cost of Sales. Cost of sales decreased by $49 million, or 8%. The decrease was primarily due to lower raw material costs of $33 million, mostly resin, a $7 million favorable foreign currency impact and $6 million of lower sales volume. For the nine month periods ended September 30, 2016 and September 30, 2015, raw material costs accounted for 59% and 61% of Closures’ cost of sales, respectively.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses remained flat at $73 million.

Net Other. Net other changed by $7 million resulting in net other expenses of $6 million. The change was primarily due to an unfavorable foreign currency impact and an increase in asset impairment charges. Asset impairment charges have been included in the segment’s Adjusted EBITDA calculation.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for our Closures segment is as follows:

	For the nine month period ended September 30,
(In $ million)	2016	2015
Profit from operating activities	58	65
Depreciation and amortization	49	50
EBITDA	107	115
Included in Closures segment EBITDA:
Asset impairment charges, net of reversals	3	1
Restructuring costs, net of reversals	3	6
Other	(2)	(2)
Closures segment Adjusted EBITDA	111	120

Reynolds Consumer Products Segment

	For the nine month period ended September 30,
(In $ million, except for %)	2016	% of segment revenue	2015	% of segment revenue	Change	% change
External revenue	2,026	95%	2,035	94%	(9)	—%
Inter-segment revenue	108	5%	134	6%	(26)	(19)%
Total segment revenue	2,134	100%	2,169	100%	(35)	(2)%
Cost of sales	(1,504)	(70)%	(1,657)	(76)%	153	9%
Gross profit	630	30%	512	24%	118	23%
Selling, marketing and distribution expenses/ General and administration expenses	(218)	(10)%	(185)	(9)%	(33)	(18)%
Net other income (expenses)	9	—%	13	1%	(4)	(31)%
Profit from operating activities	421	20%	340	16%	81	24%
Reynolds Consumer Products segment Adjusted EBITDA	479	22%	401	18%	78	19%

Revenue. Total segment revenue decreased by $35 million, or 2%. The decrease was primarily due to $68 million in lower pricing primarily resulting from the pass-through of lower commodity costs, partially offset by a $39 million increase in sales volume.

Cost of Sales. Cost of sales decreased by $153 million, or 9%. The decrease was primarily due to lower raw material costs, partially offset by higher sales volume. For the nine month periods ended September 30, 2016 and September 30, 2015, raw material costs accounted for 65% and 69% of Reynolds Consumer Products’ cost of sales, respectively.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses increased by $33 million, or 18%. The increase was primarily due to higher advertising and employee-related costs.

Net Other. Net other income decreased by $4 million to $9 million. The decrease was primarily due to an unfavorable change in unrealized gains and losses on derivatives. This item has been included in the segment’s Adjusted EBITDA calculation.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for our Reynolds Consumer Products segment is as follows:

	For the nine month period ended September 30,
(In $ million)	2016	2015
Profit from operating activities	421	340
Depreciation and amortization	66	73
EBITDA	487	413
Included in Reynolds Consumer Products segment EBITDA:
Unrealized (gain) loss on derivatives	(8)	(12)
Reynolds Consumer Products segment Adjusted EBITDA	479	401

Pactiv Foodservice Segment

	For the nine month period ended September 30,
(In $ million, except for %)	2016	% of segment revenue	2015	% of segment revenue	Change	% change
External revenue	2,446	87%	2,563	86%	(117)	(5)%
Inter-segment revenue	374	13%	416	14%	(42)	(10)%
Total segment revenue	2,820	100%	2,979	100%	(159)	(5)%
Cost of sales	(2,295)	(81)%	(2,526)	(85)%	231	9%
Gross profit	525	19%	453	15%	72	16%
Selling, marketing and distribution expenses/ General and administration expenses	(222)	(8)%	(187)	(6)%	(35)	(19)%
Net other income (expenses)	(12)	—%	68	2%	(80)	NM
Profit from operating activities	291	10%	334	11%	(43)	(13)%
Pactiv Foodservice segment Adjusted EBITDA	503	18%	438	15%	65	15%

Revenue. Total segment revenue decreased by $159 million, or 5%. The decrease was primarily due to $169 million of lower pricing as a result of the pass-through of lower resin costs to customers, an unfavorable foreign currency impact of $27 million from the strengthening of the U.S. dollar against the Canadian dollar, Mexican peso and euro, and $6 million of unfavorable product mix. These decreases were partially offset by incremental sales volume of $42 million driven by growth across the foodservice, food packaging and retail markets.

Cost of Sales. Cost of sales decreased by $231 million, or 9%. The decrease was primarily due to lower raw material costs (including the benefit from lower derivative losses), benefits from cost savings initiatives and improved operational performance and a favorable foreign currency impact. These decreases were partially offset by incremental costs resulting from higher sales volume and higher restructuring costs. For the nine month periods ended September 30, 2016 and September 30, 2015, raw material costs accounted for 57% and 61% of Pactiv Foodservice’s cost of sales, respectively.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses increased by $35 million, or 19%. The increase was primarily due to an $18 million benefit in the prior year from a cumulative adjustment to correct for amortization expense and a $16 million increase in employee-related costs.

Net Other. Net other changed by $80 million resulting in net other expenses of $12 million. The change was primarily due to a $66 million unfavorable change in unrealized gains and losses on derivatives and $7 million of asset impairment charges. These items have been included in the segment’s Adjusted EBITDA calculation.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for our Pactiv Foodservice segment is as follows:

	For the nine month period ended September 30,
(In $ million)	2016	2015
Profit from operating activities	291	334
Depreciation and amortization	170	153
EBITDA	461	487
Included in Pactiv Foodservice segment EBITDA:
Asset impairment charges, net of reversals	10	3
Operational process engineering-related consultancy costs	19	13
Restructuring costs, net of reversals	15	1
Unrealized (gain) loss on derivatives	(1)	(67)
Other	(1)	1
Pactiv Foodservice segment Adjusted EBITDA	503	438

Graham Packaging Segment

	For the nine month period ended September 30,
(In $ million, except for %)	2016	% of segment revenue	2015	% of segment revenue	Change	% change
External revenue	1,717	100%	1,903	100%	(186)	(10)%
Inter-segment revenue	—	—%	—	—%	—	—%
Total segment revenue	1,717	100%	1,903	100%	(186)	(10)%
Cost of sales	(1,453)	(85)%	(1,616)	(85)%	163	10%
Gross profit	264	15%	287	15%	(23)	(8)%
Selling, marketing and distribution expenses/General and administration expenses	(149)	(9)%	(155)	(8)%	6	4%
Net other income (expenses)	(7)	—%	2	—%	(9)	NM
Profit from operating activities	108	6%	134	7%	(26)	(19)%
Graham Packaging segment Adjusted EBITDA	327	19%	347	18%	(20)	(6)%

Revenue. Revenue decreased by $186 million, or 10%. The decrease was primarily due to a $97 million decrease in sales volume, a decline in pricing largely due to lower resin costs passed through to customers and a $23 million unfavorable foreign currency impact, partially offset by favorable changes in product mix. The decrease in sales volume was primarily due to contract losses and a net decrease in end-consumer demand for Graham Packaging’s customers’ products, partially offset by the awarding of new business. The unfavorable foreign currency impact was largely due to the strengthening of the U.S. dollar against the Mexican peso and Brazilian real.

Cost of Sales. Cost of sales decreased by $163 million, or 10%. The decrease was primarily due to $79 million in lower sales volume, a decrease in resin prices, a $19 million favorable foreign currency impact and $8 million in lower depreciation expense as certain assets became fully depreciated, partially offset by unfavorable changes in product mix and an increase in restructuring costs. For the nine month periods ended September 30, 2016 and September 30, 2015, raw material costs accounted for 53% and 56% of Graham Packaging’s cost of sales, respectively.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses decreased by $6 million, or 4%. The decrease was primarily due to cost savings initiatives, as well as a favorable foreign currency impact, partially offset by an increase in restructuring costs.

Net Other. Net other changed by $9 million resulting in net other expenses of $7 million. The change was primarily due to a $5 million increase in asset impairment charges and a $3 million change in gains and losses on the sale of property, plant and equipment principally due to a favorable contract termination settlement in the prior year. The asset impairment charges have been included in the segment’s Adjusted EBITDA calculation.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for our Graham Packaging segment is as follows:

	For the nine month period ended September 30,
(In $ million)	2016	2015
Profit from operating activities	108	134
Depreciation and amortization	202	212
EBITDA	310	346
Included in Graham Packaging segment EBITDA:
Asset impairment charges, net of reversals	6	1
Restructuring costs, net of reversals	10	—
Other	1	—
Graham Packaging segment Adjusted EBITDA	327	347

Corporate/Unallocated

	For the nine month period ended September 30,
(In $ million, except for %)	2016	2015	Change	% change
Gross profit (loss)	—	—	—	NM
Selling, marketing and distribution expenses/General and administration expenses	(76)	(76)	—	—%
Net other income (expenses)	(25)	(4)	(21)	NM
Loss from operating activities	(101)	(80)	(21)	(26)%
Corporate/Unallocated Adjusted EBITDA	(26)	(31)	5	16%

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses remained flat at $76 million.

Net Other. Net other expenses increased by $21 million to $25 million. The increase was primarily due to a $24 million accrual for a related party management fee associated with the 2016 financial year. This item has been included in the Adjusted EBITDA calculation.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of loss from operating activities to EBITDA and Adjusted EBITDA for Corporate/Unallocated is as follows:

	For the nine month period ended September 30,
(In $ million)	2016	2015
Loss from operating activities	(101)	(80)
EBITDA	(101)	(80)
Included in Corporate/Unallocated EBITDA:
Non-cash pension expense	49	47
Related party management fee	24	—
Other	2	2
Corporate/Unallocated Adjusted EBITDA	(26)	(31)

Differences Between the RGHL Group and Beverage Packaging Holdings Group Results of Operations
There are certain differences between the RGHL Group interim unaudited condensed consolidated financial statements and the Bev Pack interim unaudited condensed combined financial statements, each included elsewhere in this quarterly report.

RGHL is a holding company. Consequently, there are no differences between the revenue and gross profit amounts presented in the RGHL Group statement of comprehensive income and the Bev Pack statement of comprehensive income. The differences in the reported profit (loss) before income tax between the two sets of financial statements are primarily due to related party interest income and expenses that are recognized by RGHL, intercompany amounts between RGHL and the members of Bev Pack that eliminate on consolidation of the RGHL Group, foreign currency exchange movements on the related party balances of RGHL, management fee expense recognized by RGHL and incidental RGHL corporate expenses, as applicable in a given period.

Differences between the RGHL Group statement of financial position and the Bev Pack statement of financial position are primarily attributable to the related party receivables and borrowings of RGHL and balances between RGHL and Bev Pack.

Differences between the RGHL Group statement of cash flows and the Bev Pack statement of cash flows primarily relate to the management fee and transactions associated with share capital.

Liquidity and Capital Resources
Historical Cash Flows
The following table discloses the RGHL Group’s cash flows for the periods presented:

	For the nine month period ended September 30,
(In $ million)	2016	2015
Net cash flows from (used in) operating activities	629	312
Net cash flows from (used in) investing activities	(220)	3,685
Net cash flows from (used in) financing activities	(839)	(4,073)
Net increase (decrease) in cash and cash equivalents	(430)	(76)

Cash Flows from (used in) Operating Activities
Cash from operating activities was $629 million compared to cash from operating activities of $312 million in the prior year period. The main fluctuations are as follows:

•
The current year included payment of $68 million in premiums related to the repurchase of certain notes compared to the prior year payment of $226 million in premiums as a result of the repayment of borrowings from the proceeds from the sale of SIG. Refer to note 12 for additional information regarding these transactions.

•
Interest payments decreased by $154 million in the current year due to a reduction in outstanding principal amounts partially offset by the timing of accelerated interest payments related to the debt redeemed in the current year.

•	The prior year also included disposal costs of $38 million related to the sale of SIG as well as cash used in operating activities of $11 million related to the operations of SIG.
These decreases in cash used in operating activities were partially offset by an increase of $44 million in income taxes paid, net of refunds received, in the current year.
Cash Flows from (used in) Investing Activities
Cash used in investing activities was $220 million compared to cash from investing activities of $3,685 million in the prior year period. The prior year included net cash proceeds of $4,149 million received from the sale of SIG, proceeds of $26 million received from insurance claims and the purchase of a $200 million U.S. Treasury Bill maturing in February 2016. The current year includes a reduction of $89 million in capital expenditures. Refer to “— Capital Expenditures” for additional information regarding expenditures on property, plant and equipment and intangible assets.

Cash Flows from (used in) Financing Activities
The net cash outflow during each respective period is summarized as follows:

	For the nine month period ended September 30,
(In $ million)	2016	2015
Drawdown of borrowings	3,338	116
Repayment of borrowings	(4,080)	(4,169)
Payment of debt transaction costs	(92)	(15)
Other	(5)	(5)
Net cash outflow	(839)	(4,073)

Refer to note 12 of the RGHL Group’s interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report for additional information related to each of our borrowings.

Capital Expenditures

Capital expenditures were $215 million compared to $304 million in the prior year period. The decrease reflects higher investments made in the prior year period as well as the timing of expenditures. Capital expenditures incurred in the prior year period include $29 million related to discontinued operations prior to its sale.

We expect to incur approximately $350 million in capital expenditures during 2016 (excluding acquisitions) largely to support business growth, cost reduction and business maintenance. We expect to fund these expenditures with cash flows from operations. Actual capital expenditures may differ.

Liquidity and Capital Resources
We have substantial debt and debt service obligations. As of September 30, 2016, our total indebtedness of $13,086 million was comprised of the outstanding principal amounts of our borrowings.
Our sources of liquidity for the future are expected to be our existing cash resources, cash flows from operations, drawings under the revolving credit facility of our Credit Agreement, borrowings under a receivables loan and security agreement (the “Securitization Facility”) and local working capital facilities. In addition to our cash and cash equivalents, as of September 30, 2016, we had $235 million available for drawing under our revolving credit facility. Our revolving credit facility currently matures in August 2021.

Our ability to borrow under our revolving credit facility or our other local working capital facilities may be limited by the terms of such indebtedness or other indebtedness (including the Reynolds Notes), including financial covenants.

On June 27, 2016, certain members of the RGHL Group issued $1,350 million aggregate principal amount of 5.125% Senior Secured Notes due July 15, 2023, $750 million aggregate principal amount of Floating Rate Senior Secured Notes due July 15, 2021 and $800 million aggregate principal amount of 7.000% Senior Notes due July 15, 2024. The net proceeds from the offering of these notes, together with available cash and additional drawdowns from the Securitization Facility, were used to repurchase $3,229 million of senior secured notes, senior notes and senior subordinated notes pursuant to tender offers and redeem $553 million of senior secured notes, senior notes and senior subordinated notes (with the indentures governing such notes being satisfied and discharged). Refer to note 12 of the RGHL Group’s interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report for further details.

On August 1, 2016, the RGHL Group issued an additional $250 million aggregate principal amount of 5.125% Senior Secured Notes at an issue price of 103.500%. The RGHL Group used the net proceeds, together with the proceeds from the incurrence of the new Credit Agreement discussed below and available cash, to repay all amounts outstanding under the previous Credit Agreement and to pay transaction costs.

On August 5, 2016, the RGHL Group amended and restated the Credit Agreement to, among other things, (i) reduce the applicable margin on the U.S. term loans by 25 basis points and increase the applicable margin on the European term loans by 25 basis points, (ii) reduce the EURIBOR floor on the European term loans by 100 basis points, (iii) restructure the revolving tranches into a $302 million facility and (iv) make certain other changes to the covenants contained in the Credit Agreement, including removing the quarterly financial ratio covenant for the Term Loan borrowings.

Refer to “Part I — Item 2. Recent Developments” included elsewhere in this quarterly report for information on changes in certain of the RGHL Group’s borrowings subsequent to September 30, 2016.

Our annualized cash interest obligations on our outstanding indebtedness,including the borrowings transactions subsequent to September 30, 2016 as referred to in “Part I - Item 2. Recent Developments”, are expected to be approximately $665 million, assuming interest on our floating rate debt continues to accrue at the current interest rates as of September 30, 2016 and there is no change in the current euro-to-U.S. dollar exchange rate for euro-denominated interest obligations. In addition, $300 million of 8.125% Debentures due 2017 mature on June 15, 2017. On September 30, 2016, we issued a conditional notice of redemption on all of the remaining 5.625% Senior Notes due 2016 at a redemption price of 100.000% of the principal thereof, plus accrued and unpaid interest. The condition to the redemption was satisfied and the 5.625% Senior Notes due 2016 were redeemed on October 30, 2016. We expect to meet our debt service obligations with our existing cash resources and cash flows from operations. Refer to note 12 of the RGHL Group’s interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report for details related to our debt and related repayment terms.

Under the indentures governing the Reynolds Notes we may incur additional indebtedness either by satisfying certain incurrence tests or by incurring such additional indebtedness under certain specific categories of permitted debt. Indebtedness may be incurred under the incurrence tests if the fixed charge coverage ratio is at least 2.00 to 1.00 on a pro forma basis and (i) under the indentures governing certain of our Reynolds Senior Secured Notes, the liens securing first lien secured indebtedness do not exceed a 3.50 to 1.00 senior secured leverage ratio and (ii) under the indentures governing certain of our Reynolds Notes, the liens securing any secured indebtedness do not exceed a 4.50 to 1.00 secured leverage ratio.

Under the Credit Agreement, we may incur additional indebtedness either by satisfying certain incurrence tests or by incurring such additional indebtedness under certain specific categories of permitted debt. Incremental senior secured indebtedness under the Credit Agreement and senior secured or unsecured notes in lieu thereof are permitted to be incurred up to an aggregate principal amount of $750 million subject to pro forma compliance with the Credit Agreement’s total secured leverage ratio covenant. In addition, we may incur incremental senior secured indebtedness under the Credit Agreement and senior secured notes in an unlimited amount so long as our total secured leverage ratio does not exceed 4.50 to 1.00 on a pro forma basis and (in the case of incremental senior secured indebtedness under the Credit Agreement only) we are in pro forma compliance with the total secured leverage ratio covenant included in the Credit Agreement. The incurrence of unsecured indebtedness, including the issuance of senior notes, and unsecured subordinated indebtedness is also permitted if the fixed charge coverage ratio covenant is at least 2.00 to 1.00 on a pro forma basis.

The Credit Agreement and the indentures governing the Reynolds Notes also contain negative covenants. The negative covenants include limitations, subject to agreed exceptions, on the ability of RGHL and its material subsidiaries to: incur additional indebtedness (including guarantees); incur liens; enter into sale and lease-back transactions; make investments, loans and advances; implement mergers, consolidations and sales of assets; make restricted payments or enter into restrictive agreements; enter into transactions with affiliates on non-arm’s length terms; change the business conducted by RGHL and its subsidiaries; prepay, or make redemptions and repurchases of specified indebtedness; amend certain material agreements governing specified indebtedness; make certain amendments to the organizational documents of RGHL and its material subsidiaries; change RGHL’s fiscal year.

The Credit Agreement and the indentures governing the Reynolds Notes generally allow subsidiaries of RGHL to transfer funds in the form of cash dividends, loans or advances within the RGHL Group.

We believe that our cash flows from operations and existing available cash, together with our other available external financing sources, will be adequate to meet our future liquidity needs for the next year. We are currently in compliance with the covenants under the Credit Agreement and our other outstanding indebtedness, including the Reynolds Notes. We expect to remain in compliance with our covenants.

Our future operating performance and our ability to service or refinance the Credit Agreement, our outstanding notes and other indebtedness are subject to economic conditions and financial, business and other factors, many of which are beyond our control.

We may from time to time seek to issue additional indebtedness depending on market conditions, our liquidity requirements and other considerations.

We or our affiliates may from time to time seek to retire or repurchase our outstanding indebtedness in open market purchases, privately negotiated transactions or otherwise. Such transactions, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other considerations.

Embedded Derivatives
We have separately recognized embedded derivative assets in relation to the early call feature on certain borrowings. Embedded derivatives are measured at fair value with changes in fair value recognized through net financial income (expenses) in the statement of comprehensive income as a component of profit or loss. As of September 30, 2016, our non-current derivative asset of $576 million only includes embedded derivatives. The fair value of the embedded derivatives is calculated using industry standard models that consider various assumptions, such as quoted market prices, time value and volatility factors for the underlying instruments. Changes in any one or more of these assumptions could have a significant impact on the value of embedded derivatives.
Contractual Obligations
The following table summarizes our material contractual obligations as of September 30, 2016:

	Payments, due by period, as of September 30, 2016
(In $ million)	Total	Less than one year	One to three years	Three to five years	Greater than five years
Trade and other payables	1,094	1,094	—	—	—
Financial liabilities(1)	17,033	2,144	2,061	7,142	5,686
Operating leases	400	105	150	83	62
Unconditional capital expenditure obligations	100	100	—	—	—
Total contractual obligations	18,627	3,443	2,211	7,225	5,748

(1)
Total repayments of financial liabilities consist of the principal amounts, fixed and floating rate interest obligations and the cash flows associated with commodity and other derivative instruments. The exchange rate on euro-denominated borrowings and the interest rate on the floating rate debt balances have been assumed to be the same as the rates in effect as of September 30, 2016. With respect to the Credit Agreement, both the London Interbank Offered Rate (“LIBOR”) and the Euro Interbank Offered Rate (“EURIBOR”) during the month of September 2016 were below the floor rates in the Credit Agreement.

As of September 30, 2016, our liabilities for pensions, post-employment benefits and uncertain tax positions totaled $1,412 million. We are unable to determine the ultimate timing of these liabilities; therefore, we have excluded these amounts from the contractual obligations table above.

Refer to “Part I — Item 2. Recent Developments” included elsewhere in this quarterly report for information on changes in certain of the RGHL Group’s borrowings subsequent to September 30, 2016.

Beginning with the fiscal year ended December 31, 2014, the RGHL Group is required to make annual prepayments of term loans with up to 50% of excess cash flow (which will be reduced to 25% if a specified senior secured first lien leverage ratio is met) as determined in accordance with the Credit Agreement. During the year ended December 31, 2015, the borrowers made an excess cash flow prepayment of $64 million related to the prior year. No excess cash flow prepayments are due in 2016. As a result of the Credit Agreement amendment on August 5, 2016, the next scheduled quarterly amortization payment of 0.25% is due December 31, 2016.

Contingent Liabilities
The RGHL Group’s financing agreements permit the payment to related parties of management, consulting, monitoring and advising fees (the “Management Fee”) of up to 1.5% of the RGHL Group’s Adjusted EBITDA (as defined in the financing agreements) for the previous year. The RGHL Group does not have a management fee agreement with any related parties. The RGHL Group has accrued $24 million to date in 2016 in respect of an expected Management Fee related to the year ending December 31, 2016 and $30 million in 2015 in respect of an expected Management Fee related to the year ended December 31, 2015. In addition, no Management Fees have been paid in relation to the years ended December 31, 2010 and 2009; however, the Credit Agreement permits the RGHL Group to pay a Management Fee of up to $37 million in respect of those years.
As part of the agreements for the sale of various businesses, the RGHL Group has provided certain warranties and indemnities to the respective purchasers as set out in the respective sale agreements. These warranties and indemnities are subject to various terms and conditions affecting the duration and total amount of the indemnities. As of September 30, 2016, the RGHL Group is not aware of any material claims under these agreements that would give rise to an additional liability. However, if such claims arise in the future, they could have a material effect on the RGHL Group’s financial position, results of operations and cash flows.

RGHL and UCI Holdings Limited have the same ultimate shareholder. On June 2, 2016, UCI Holdings Limited and certain of its U.S. subsidiaries (together referred to as “UCI”) commenced voluntary proceedings (the “Cases”) under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”). UCI sponsors three defined benefit pension plans (the “UCI Pension Plans”). The Pension Benefit Guaranty Corporation (the “PBGC”) has estimated that the UCI Pension Plans’ unfunded benefit liabilities on a termination basis as at June 30, 2016 are approximately $123 million (the “Termination Liability”) and has filed proofs of claims in the Cases to that effect. By virtue of sharing common ownership with UCI, the RGHL Group is part of the UCI “controlled group” for U.S. pension purposes, and therefore may be jointly and severally liable with the other members of the UCI controlled group for the Termination Liability following any involuntary termination of the UCI Pension Plans by the PBGC or a distress termination of the UCI Pension Plans by UCI. If the PBGC became entitled to enforce its claim for the Termination Liability, the UCI controlled group (including the RGHL Group) would be liable to pay such amount upon demand, which amount may ultimately be more than the amount estimated at June 30, 2016.

On October 14, 2016, the Bankruptcy Court approved a motion authorizing the solicitation of a Plan of Reorganization (the “Plan”) for UCI. Pursuant to the terms of the Plan, Rank Group Limited (“Rank”) or one of its affiliates (including the RGHL Group) may, on or before November 9, 2016, elect to become the sponsor of the UCI Pension Plans (the “Plan Assumption”) effective on the consummation of the Plan. Pursuant to the terms of the Plan, the Plan Assumption will avoid the termination of the UCI Pension Plans. Based on management’s best estimates, the unfunded liability of the UCI Pension Plans as of September 30, 2016 is $93 million. Rank and its affiliates are in discussions with UCI, the official committee of unsecured creditors appointed in the Cases, certain UCI noteholders and the PBGC, to agree to a settlement in connection with the Cases. If such settlement is agreed and approved by the Bankruptcy Court, it is likely that Rank or one of its affiliates (which includes the RGHL Group) would agree to the Plan Assumption. If the Plan Assumption occurs, the unfunded liability of the UCI Pension Plans measured at the time of the assumption will be recognized on the relevant balance sheet of the Rank affiliate that assumes the obligation. However, there can be no certainty that such a settlement will be consummated or that the Plan Assumption will occur.
Off-Balance Sheet Arrangements
Other than operating leases entered into in the normal course of business, we have no material off-balance sheet obligations.

Accounting Principles
Our interim unaudited condensed consolidated financial statements are prepared in accordance with IFRS and International Financial Reporting Interpretations Committee Interpretations as issued by the IASB.

Critical Accounting Policies
For a summary of our critical accounting policies, refer to “Part I — Item 5. Operating and Financial Review and Prospects — Critical Accounting Policies” of our Annual Report. Our critical accounting policies have not changed from those disclosed in our Annual Report.

In connection with the goodwill impairment test for the year ended December 31, 2015, the RGHL Group determined that Graham Packaging’s goodwill was not impaired, but the value of the segment exceeded its carrying amount of $3.4 billion by approximately 5%. A reduction of 5% in the estimated earnings multiple or forecasted EBITDA for Graham Packaging could result in a goodwill impairment. No triggering events that would require further testing of goodwill impairment were identified during the nine month period ended September 30, 2016.

The RGHL Group has previously recognized an exit liability associated with the withdrawal from a multi-employer pension plan. The RGHL Group has reached an agreement with the trustee of the plan on how to measure the liability. Accordingly, as of September 30, 2016, the RGHL Group has reduced the previously estimated liability by $10 million.
Recently Issued Accounting Pronouncements
Refer to note 2.3 of the RGHL Group’s interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report for information regarding new and revised accounting standards and interpretations.

Recent Developments
On October 7, 2016, the RGHL Group incurred $1,350 million of additional U.S. term loans under the Credit Agreement. The RGHL Group will use the net proceeds, together with available cash, to repay all of the outstanding aggregate principal amount of 5.625% Senior Notes due 2016 and 9.875% Senior Secured Notes due 2019, $500 million aggregate principal amount of 8.250% Senior Notes due 2021, $350 million aggregate principal amount of 6.875% Senior Secured Notes due 2021 and to pay redemption premiums and transaction costs.

On October 26, 2016, the RGHL Group issued a notice of partial redemption for an additional $150 million aggregate principal amount of 8.25% Senior Notes due 2021 to be repaid on November 25, 2016 at a redemption price of 104.125% plus accrued and unpaid interest.

On October 30, 2016, the RGHL Group redeemed all of the outstanding aggregate principal amount of 5.625% Senior Notes due 2016 at a redemption price of 100.000% plus accrued and unpaid interest.

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.
In the normal course of business we are subject to risks from adverse fluctuations in interest and foreign currency exchange rates and commodity prices. We manage these risks through a combination of an appropriate mix between variable rate and fixed rate borrowings, interest rate swaps and natural offsets of foreign currency receipts and payments, supplemented by forward foreign currency exchange contracts and commodity derivatives. Derivative contracts are not used for trading or speculative purposes. The extent to which we use derivative instruments is dependent upon our access to them in the financial markets, the costs associated with entering into such arrangements and our use of other risk management methods, such as netting exposures for foreign currency exchange risk and establishing sales arrangements that permit the pass-through to customers of changes in commodity prices. Our objective in managing our exposure to market risk is to limit the impact on earnings and cash flow.

Interest Rate Risk
We had significant debt commitments outstanding as of September 30, 2016. These on-balance sheet financial instruments, to the extent they accrue interest at variable interest rates, expose us to interest rate risk. Our interest rate risk arises primarily on significant borrowings that are denominated in U.S. dollars and euros that are drawn under our Floating Rate Senior Secured Notes, our Credit Agreement and our Securitization Facility. As of September 30, 2016, the Floating Rate Senior Secured Notes accrued interest at a floating rate with no floor. As of September 30, 2016, the Credit Agreement included an interest rate floor of (i) 0.0% per annum on the revolving loan and (ii) 1.0% per annum on U.S. and 0.0% per annum on European term loans. As of September 30, 2016, the Securitization Facility accrued interest at a floating rate with no floor.

The rate for our Floating Rate Senior Secured Notes due 2021 is the three-month Dollar LIBO Rate. As of September 30, 2016, the three-month Dollar LIBO Rate as defined was 0.64%. Based on the outstanding principal balance of our Floating Rate Senior Secured Notes due 2021 as of September 30, 2016, a one-year timeframe and all other variables remaining constant, a 100 basis point increase (decrease) in the underlying interest rate would result in an $8 million increase (decrease) in interest expense.

In July 2016, the RGHL Group entered into an interest rate swap agreement to mitigate the interest rate risk exposure of the Floating Rate Senior Secured Notes due 2021. While the RGHL Group has elected not to adopt hedge accounting, the economic effect of this derivative is that the effective interest rate on the Floating Rate Senior Secured Notes due 2021 is 4.670% from October 15, 2016.

The underlying rates for our Credit Agreement are the one-month LIBOR and EURIBOR, and as of September 30, 2016 these rates were 0.53% and (0.37)%, respectively. Based on our outstanding debt commitments as of September 30, 2016, a one-year timeframe and all other variables, in particular foreign currency exchange rates, remaining constant, a 100 basis point increase in interest rates would result in an $11 million increase in interest expense on the U.S. term loan and a $2 million increase in interest expense on the European term loan under our Credit Agreement. A 100 basis point decrease in interest rates would have no impact on interest expense on the U.S. or European term loans due to the LIBOR and EURIBOR floors under our Credit Agreement.

The interest rate on the Securitization Facility as of September 30, 2016 was 2.64%. Based on our outstanding debt commitments under our Securitization Facility as of September 30, 2016, a one-year timeframe and all other variables remaining constant, a 100 basis point increase (decrease) in the underlying interest rates would result in a $4 million increase (decrease) in interest expense.

Foreign Currency Exchange Rate Risk
As a result of our international operations, we are exposed to foreign currency exchange risk arising from sales, purchases, assets and borrowings that are denominated in currencies other than the functional currencies of the respective entities.

In accordance with our treasury policy, we take advantage of natural offsets to the extent possible. On a limited basis, we use contracts to hedge residual foreign currency exchange risk arising from receipts and payments denominated in foreign currencies. We generally do not hedge our exposure to translation gains or losses in respect of our non-U.S. dollar functional currency assets or liabilities. Additionally, when considered appropriate, we may enter into forward exchange contracts to hedge foreign currency exchange risk arising from specific transactions. The following table provides the details of our outstanding foreign currency derivative contracts as of September 30, 2016.

Type	Contract type	Currency	Contracted volume	Counter-currency	Contracted conversion range	Contracted date of maturity
Currency futures	Sell	Japanese yen ("JPY")	585,768,203		$120.68 - 121.86	Oct 2016 - Nov 2016
Currency futures	Sell	South Korean won	347,065,711		$1,207.15 - 1,207.88	Oct 2016 - Dec 2016
Currency forwards	Sell	Canadian dollars	106,685,000		$1.2744 - 1.4154	Oct 2016 - Apr 2017

The fair values of the derivative contracts are derived from inputs based on quoted market prices or traded exchange market prices and represent the estimated amounts that we would pay or receive to terminate the contracts. As of September 30, 2016, the estimated fair values of the outstanding foreign currency exchange derivative contracts were a net liability of $2 million. During the nine month period ended September 30, 2016, we recognized a $7 million unrealized loss and a $4 million realized loss in net other income (expenses) in the profit or loss component of the statement of comprehensive income related to foreign currency exchange derivatives.

A 10% upward (downward) movement in the price curve used to value the foreign currency derivative contracts, applied as of September 30, 2016, would have resulted in less than a $1 million increase (decrease) in unrealized losses recognized in the statement of comprehensive income assuming all other variables remain constant.

We are exposed to foreign currency exchange risk on certain intercompany borrowings between certain of our entities with different functional currencies.

We are also exposed to foreign currency exchange risk with respect to the contingent proceeds of up to €175 million related to the sale of SIG.

Commodity Risk
We are exposed to commodity and other price risk principally from the purchase of resin, natural gas, electricity, raw cartonboard, aluminum and diesel. We use various strategies to manage cost exposures on certain raw material purchases with the objective of obtaining more predictable costs for these commodities. We generally enter into commodity financial instruments or derivatives to hedge commodity prices related to resin, aluminum, diesel and natural gas.

We enter into futures and swaps to reduce our exposure to commodity price fluctuations. These derivatives are implemented to either (a) mitigate the impact of the lag in timing between when raw material costs change and when we can pass on these raw material costs changes to our customers or (b) fix our input costs for a period of time. The following table provides the details of our outstanding commodity derivative contracts as of September 30, 2016.

Type	Unit of measure	Contracted volume	Contracted price range	Contracted date of maturity
Resin swaps	kiloliter	11,200	JPY 34,700 - JPY 38,900	Oct 2016 - Dec 2017
Aluminum swaps	metric tonne	44,662	$1,484 - $2,356	Oct 2016 - Dec 2018*
Aluminum Midwest Premium swaps	pound	91,974,448	$0.06 - $0.10	Oct 2016 - Dec 2018*
Natural gas swaps	million BTU	2,027,148	$2.20 - $3.23	Oct 2016 - Dec 2017
Paraxylene swaps	pound	5,884,757	$0.42 - $0.44	Oct 2016 - Apr 2017
Polymer-grade propylene swaps	pound	39,866,416	$0.34 - $0.46	Oct 2016 - Apr 2017
Benzene swaps	U.S. liquid gallon	19,011,630	$2.00 - $ 2.46	Oct 2016 - Jul 2017
Diesel swaps	U.S. liquid gallon	6,892,837	$2.30 - $3.19	Oct 2016 - Dec 2017
High-density polyethylene film swaps	metric tonne	970	$1,305 - $1,360	Oct 2016 - Dec 2016
Ethylene	pound	3,953,239	$0.32	Oct 2016 - Apr 2017

*	Includes swaps that hedge the price of aluminum for a private label customer contract that expires in December 2018.

The fair values of the commodity derivative contracts are derived from inputs based on quoted market prices or traded exchange market prices and represent the estimated amounts that we would pay or receive to terminate the contracts. As of September 30, 2016, the estimated fair values of the outstanding commodity derivative contracts were a net liability of $1 million. During the nine month period ended September 30, 2016, we recognized a $16 million unrealized gain in net other income (expenses) in the profit or loss component of the statement of comprehensive income and a $15 million realized loss as a component of cost of sales in the statement of comprehensive income related to commodity derivatives.

A 10% upward (downward) movement in the price curve used to value the commodity derivative contracts, applied as of September 30, 2016, would have resulted in an increase (decrease) of less than $1 million in unrealized gains recognized in the statement of comprehensive income assuming all other variables remain constant.

ITEM 4. CONTROLS AND PROCEDURES.
Evaluation of Disclosure Controls and Procedures

Our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) are designed to ensure that information required to be disclosed by us in reports we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the appropriate time periods, and that such information is accumulated and communicated to the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely discussions regarding required disclosure. We, under the supervision of and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of our disclosure controls and procedures. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the design and operation of our disclosure controls and procedures were effective as of September 30, 2016.

Changes in Internal Control over Financial Reporting

There have not been any changes in our internal control over financial reporting during the three month period ended September 30, 2016 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II - OTHER INFORMATION
ITEM 1. LEGAL PROCEEDINGS.
We are involved in legal proceedings from time to time in the ordinary course of business. We believe that the outcome of these proceedings will not have a material effect on our financial condition, results of operations or cash flows. There have been no material changes to the legal proceedings disclosed in our Annual Report.

ITEM 1A. RISK FACTORS.
There have been no material changes in the risk factors disclosed in our Annual Report.

ITEM 2. UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS.
Not applicable.

ITEM 3. DEFAULTS UPON SENIOR SECURITIES.
Not applicable.

ITEM 4. MINE SAFETY DISCLOSURE.
Not applicable.

ITEM 5. OTHER INFORMATION.
Not applicable.

ITEM 6. EXHIBITS.

Exhibit Number	Description of Exhibit
31.1	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Principal Executive Officer pursuant to section 1350 of Title 18 of the United States Code, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of Principal Financial Officer pursuant to section 1350 of Title 18 of the United States Code, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002.

31.1 Rule 13a-14(a) Certification

I, Thomas Degnan, the Chief Executive Officer of Reynolds Group Holdings Limited, certify that:

1.   I have reviewed this quarterly report of Reynolds Group Holdings Limited;

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.   The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)   Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)   Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)   Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.   The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)   Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

/s/ THOMAS DEGNAN
Thomas Degnan
Chief Executive Officer
November 2, 2016

31.2 Rule 13a-14(a) Certification
I, Allen Hugli, the Chief Financial Officer of Reynolds Group Holdings Limited, certify that:

1.    I have reviewed this quarterly report of Reynolds Group Holdings Limited;

2.    Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.    Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.   The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)   Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)   Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)   Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.    The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)   Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

/s/ ALLEN HUGLI
Allen Hugli
Chief Financial Officer
November 2, 2016

32.1 CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT
TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
In connection with the quarterly report of Reynolds Group Holdings Limited for the period ended September 30, 2016 as furnished with the Securities and Exchange Commission on the date hereof, I, Thomas Degnan, as Chief Executive Officer of the company, hereby certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

(1)   The quarterly report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)   The information contained in the quarterly report fairly presents, in all material respects, the financial condition and results of operations of the company.

/s/ THOMAS DEGNAN
Thomas Degnan
Chief Executive Officer
November 2, 2016

32.2 CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT
TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
In connection with the quarterly report of Reynolds Group Holdings Limited for the period ended September 30, 2016 as furnished with the Securities and Exchange Commission on the date hereof, I, Allen Hugli, as Chief Financial Officer of the company, hereby certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

(1)   The quarterly report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)   The information contained in the quarterly report fairly presents, in all material respects, the financial condition and results of operations of the company.

/s/ ALLEN HUGLI
Allen Hugli
Chief Financial Officer
November 2, 2016

Reynolds Group Holdings Limited

Interim unaudited condensed consolidated financial statements for the three and nine month periods ended
September 30, 2016 and 2015

Reynolds Group Holdings Limited

Contents

Index to the Financial Statements

Reynolds Group Holdings Limited interim unaudited condensed consolidated financial statements for the three and nine month periods ended September 30, 2016 and 2015

Interim unaudited condensed consolidated statements of comprehensive income	F-2

Interim unaudited condensed consolidated statements of financial position	F-3

Interim unaudited condensed consolidated statements of changes in equity (deficit)	F-4

Interim unaudited condensed consolidated statements of cash flows	F-5

Notes to the interim unaudited condensed consolidated financial statements	F-6

Beverage Packaging Holdings Group interim unaudited condensed combined financial statements for the three and nine month periods ended September 30, 2016 and 2015

Interim unaudited condensed combined statements of comprehensive income	G-1

Interim unaudited condensed combined statements of financial position	G-2

Interim unaudited condensed combined statements of changes in equity (deficit)	G-3

Interim unaudited condensed combined statements of cash flows	G-4

Notes to the interim unaudited condensed combined financial statements	G-5

Reynolds Group Holdings Limited
Interim unaudited condensed consolidated statements of comprehensive income

		For the three month period ended September 30,		For the nine month period ended September 30,
(In $ million)	Note	2016	2015	2016	2015
Revenue		2,705	2,819	8,006	8,419
Cost of sales		(2,091)	(2,259)	(6,217)	(6,802)
Gross profit		614	560	1,789	1,617
Selling, marketing and distribution expenses		(85)	(72)	(217)	(185)
General and administration expenses		(200)	(187)	(590)	(555)
Net other income (expenses)	6	(16)	4	(36)	86
Profit from operating activities		313	305	946	963
Financial income	8	245	5	479	17
Financial expenses	8	(202)	(391)	(791)	(1,280)
Net financial income (expenses)		43	(386)	(312)	(1,263)
Profit (loss) from continuing operations before income tax		356	(81)	634	(300)
Income tax (expense) benefit	9	(101)	102	(212)	60
Profit (loss) from continuing operations		255	21	422	(240)
Profit (loss) from discontinued operations, net of income tax	7	2	6	7	2,709
Profit (loss) for the period		257	27	429	2,469
Other comprehensive income (loss), net of income tax
Items that may be reclassified into profit (loss)
Exchange differences on translating foreign operations		(2)	(57)	(8)	(99)
Reclassification from foreign currency translation reserve		—	—	—	(452)
Items that will not be reclassified into profit (loss)
Remeasurement of defined benefit plans		25	(124)	(151)	72
Total other comprehensive income (loss), net of income tax		23	(181)	(159)	(479)
Total comprehensive income (loss)		280	(154)	270	1,990
Profit (loss) attributable to:
Equity holder of the Group - continuing operations		254	20	420	(241)
Equity holder of the Group - discontinued operations		2	6	7	2,709
Non-controlling interests		1	1	2	1
		257	27	429	2,469
Total comprehensive income (loss) attributable to:
Equity holder of the Group - continuing operations		277	(161)	261	(299)
Equity holder of the Group - discontinued operations		2	6	7	2,288
Non-controlling interests		1	1	2	1
		280	(154)	270	1,990

The interim unaudited condensed consolidated statements of comprehensive income should be read in conjunction with the notes to the interim unaudited condensed consolidated financial statements.

Reynolds Group Holdings Limited
Interim unaudited condensed consolidated statements of financial position

(In $ million)	Note	As of September 30, 2016	As of December 31, 2015
Assets
Cash and cash equivalents		1,542	1,977
Trade and other receivables, net		1,127	1,095
Inventories	11	1,324	1,262
Current tax assets		21	19
Assets held for sale		5	1
Derivatives		5	7
Other assets	7	225	204
Total current assets		4,249	4,565
Related party and other non-current receivables		367	336
Deferred tax assets		9	11
Property, plant and equipment		3,056	3,184
Intangible assets		10,004	10,192
Derivatives		576	99
Other assets	7	105	104
Total non-current assets		14,117	13,926
Total assets		18,366	18,491
Liabilities
Trade and other payables		1,282	1,205
Liabilities directly associated with assets held for sale		1	—
Borrowings	12	1,375	977
Current tax liabilities		95	90
Derivatives		11	20
Employee benefits		222	212
Provisions		51	55
Total current liabilities		3,037	2,559
Non-current payables		41	44
Borrowings	12	11,608	12,785
Deferred tax liabilities		1,073	1,059
Employee benefits		1,467	1,176
Provisions		75	71
Total non-current liabilities		14,264	15,135
Total liabilities		17,301	17,694
Net assets		1,065	797
Equity
Share capital		1,664	1,664
Reserves		(2,155)	(1,996)
Retained profits		1,540	1,113
Equity attributable to equity holder of the Group		1,049	781
Non-controlling interests		16	16
Total equity		1,065	797

The interim unaudited condensed consolidated statements of financial position should be read in conjunction with the notes to the interim unaudited condensed consolidated financial statements.

Reynolds Group Holdings Limited
Interim unaudited condensed consolidated statements of changes in equity (deficit)

(In $ million)	Share capital	Translation of foreign operations	Other reserves(1)	Retained profits (accumulated losses)	Equity (deficit) attributable to equity holder of the Group	Non-controlling interests	Total
Balance at the beginning of the period (January 1, 2015)	1,664	119	(1,678)	(1,249)	(1,144)	19	(1,125)
Total comprehensive income (loss) for the period:
Profit (loss) after income tax	—	—	—	2,468	2,468	1	2,469
Remeasurement of defined benefit plans, net of income tax	—	—	72	—	72	—	72
Foreign currency translation reserve	—	(99)	—	—	(99)	—	(99)
Reclassification of foreign currency translation reserve upon sale of SIG	—	(452)	—	—	(452)	—	(452)
Total comprehensive income (loss) for the period	—	(551)	72	2,468	1,989	1	1,990
Reclassification upon sale of SIG	—	—	(46)	46	—	—	—
Dividends paid to non-controlling interests	—	—	—	—	—	(2)	(2)
Balance as of September 30, 2015	1,664	(432)	(1,652)	1,265	845	18	863
Balance at the beginning of the period (January 1, 2016)	1,664	(439)	(1,557)	1,113	781	16	797
Total comprehensive income (loss) for the period:
Profit (loss) after income tax	—	—	—	427	427	2	429
Remeasurement of defined benefit plans, net of income tax	—	—	(151)	—	(151)	—	(151)
Foreign currency translation reserve	—	(8)	—	—	(8)	—	(8)
Total comprehensive income (loss) for the period	—	(8)	(151)	427	268	2	270
Dividends paid to non-controlling interests	—	—	—	—	—	(2)	(2)
Balance as of September 30, 2016	1,664	(447)	(1,708)	1,540	1,049	16	1,065

(1)	Balances include the cumulative reduction in equity of $1,561 million from common control transactions, with the remainder consisting of the cumulative remeasurement of defined benefit plans.

The interim unaudited condensed consolidated statements of changes in equity (deficit) should be read in conjunction with the notes to the interim unaudited condensed consolidated financial statements.

Reynolds Group Holdings Limited
Interim unaudited condensed consolidated statements of cash flows

	For the nine month period ended September 30,
(In $ million)	2016	2015
Cash flows from (used in) operating activities
Profit (loss)	429	2,469
Adjustments for:
Depreciation and amortization	528	530
Asset impairment charges, net of reversals	19	5
Foreign currency adjustments	5	3
Change in fair value of derivatives	(10)	(65)
(Gain) loss on sale or disposal of businesses and non-current assets	(6)	(2,934)
SIG disposal costs	—	(38)
Share of profit of associates and joint ventures, net of income tax	(2)	(8)
Net financial (income) expenses	312	1,473
Premium on extinguishment of borrowings	(68)	(226)
Interest paid	(686)	(840)
Income tax expense (benefit)	212	(2)
Income taxes paid, net of refunds received	(101)	(57)
Change in trade and other receivables	(58)	(54)
Change in inventories	(59)	25
Change in trade and other payables	63	(38)
Change in provisions and employee benefits	54	64
Change in other assets and liabilities	(3)	5
Net cash from (used in) operating activities	629	312
Cash flows from (used in) investing activities
Acquisition of property, plant and equipment and intangible assets	(215)	(304)
Purchases of short-term investments	—	(200)
Proceeds from disposal of property, plant and equipment and other assets	3	12
Proceeds from insurance claims	—	26
Disposal of businesses, net of cash disposed(a)	(12)	4,148
Other	4	3
Net cash from (used in) investing activities	(220)	3,685
Cash flows from (used in) financing activities
Drawdown of borrowings	3,338	116
Repayment of borrowings	(4,080)	(4,169)
Payment of debt transaction costs	(92)	(15)
Other	(5)	(5)
Net cash from (used in) financing activities	(839)	(4,073)
Net increase (decrease) in cash and cash equivalents	(430)	(76)
Cash and cash equivalents, net of bank overdrafts, at the beginning of the period	1,977	1,587
Cash and cash equivalents classified as assets held for sale at the beginning of the period	—	97
Effect of exchange rate fluctuations on cash and cash equivalents	(3)	(20)
Cash and cash equivalents at the end of the period	1,544	1,588
Cash and cash equivalents are comprised of:
Cash and cash equivalents	1,542	1,588
Cash and cash equivalents classified as assets held for sale at the end of the period	2	—
Cash and cash equivalents at the end of the period	1,544	1,588
(a) Refer to note 7 for further details related to the sale of SIG.

Significant non-cash financing and investing activities

In August 2016, the Group amended its credit agreement as discussed further in note 12. The amount outstanding at the time of the amendment was $2,454 million. The amendment was with the same financial institutions resulting in no actual cash flows other than the repayment of $203 million of principal balance and the payment of fees, which is included above in payment of debt transaction costs.

In February 2015, the Group amended its credit agreement as discussed further in note 12. The amount outstanding at the time of the amendment was $2,439 million. The amendment was with the same financial institutions resulting in no actual cash flows other than the payment of fees, which is included above in payment of debt transaction costs.

The interim unaudited condensed consolidated statements of cash flows should be read in conjunction with the notes to the interim unaudited condensed consolidated financial statements.

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2016

1.Reporting entity

Reynolds Group Holdings Limited (the “Company”) is a company domiciled in New Zealand and registered under the Companies Act 1993.

The interim unaudited condensed consolidated financial statements of the Company as of September 30, 2016 and for the three and nine month periods ended September 30, 2016 and September 30, 2015 comprise the Company and its subsidiaries and their interests in associates and jointly controlled entities. Collectively, these entities are referred to as the “Group.”

The address of the registered office of the Company is c/o: Rank Group Limited, Level 9, 148 Quay Street, Auckland 1010, New Zealand.

2.    Basis of preparation

2.1    Statement of compliance

The interim unaudited condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting.” The disclosures required for interim financial statements are less extensive than the disclosure requirements for annual financial statements and should be read in conjunction with the annual financial statements of the Group for the year ended December 31, 2015. The December 31, 2015 statement of financial position as presented in the interim unaudited condensed consolidated financial statements was derived from the Group’s audited financial statements for the year ended December 31, 2015, but does not include all of the disclosures required by International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The interim unaudited condensed consolidated financial statements were approved by the Board of Directors (the “Directors”) on November 2, 2016 in Chicago, Illinois (November 3, 2016 in Auckland, New Zealand).

2.2    Comparative information

During the nine month period ended September 30, 2015, the Group made a cumulative adjustment to correct for amortization expense that was recorded in error since January 2012 at Pactiv Foodservice. The adjustment decreased general and administration expenses and increased intangible assets by $18 million. The impact to profit (loss) for the period was a decrease of $11 million in the loss. The adjustment had no impact on Adjusted EBITDA or the consolidated statement of cash flows. The adjustment did not have a material impact on any current or previously reported interim or annual consolidated financial statements.

2.3    Accounting policies and recently issued accounting pronouncements

Accounting policies

The accounting policies applied by the Group in the interim unaudited condensed consolidated financial statements are consistent with those applied by the Group in the annual consolidated financial statements for the year ended December 31, 2015.

Recently issued accounting pronouncements

There have been no material changes to any previously issued accounting pronouncements or to the Group’s evaluation of the related impact as disclosed by the Group in the annual consolidated financial statements for the year ended December 31, 2015.

2.4    Use of estimates and judgments
The preparation of the interim unaudited condensed consolidated financial statements requires the Directors and management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses and disclosure of contingent assets and liabilities. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates. These estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both the current and future periods. The key estimates and assumptions used in the preparation of the interim unaudited condensed consolidated financial statements are consistent with those disclosed by the Group in the annual consolidated financial statements for the year ended December 31, 2015. In addition, refer to note 7 in relation to estimates and judgments associated with recognition of SIG sale proceeds.
In connection with the goodwill impairment test for the year ended December 31, 2015, the Group determined that Graham Packaging’s goodwill was not impaired, but the value of the segment exceeded its carrying amount of $3.4 billion by approximately 5%. A reduction of 5% in the estimated earnings multiple or forecasted EBITDA for Graham Packaging could result in a goodwill impairment. No triggering events that would require further testing of goodwill impairment were identified during the nine month period ended September 30, 2016.

The Group has previously recognized an exit liability associated with the withdrawal from a multi-employer pension plan. The Group has reached an agreement with the trustee of the plan on how to measure the liability. Accordingly, as of September 30, 2016, the Group has reduced the previously estimated liability by $10 million.

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2016

3.    Financial risk management

3.1     Liquidity risk

The Group’s contractual cash flows related to total borrowings as of September 30, 2016 are as follows:

(In $ million)	Financial liabilities	Less than one year	One to three years	Three to five years	Greater than five years
As of September 30, 2016*	17,033	2,144	2,061	7,142	5,686

As of December 31, 2015*	17,686	1,910	5,667	7,331	2,778

*
The exchange rate on euro-denominated borrowings and the interest rates on the floating rate debt balances have been assumed to be the same as the respective rates as of September 30, 2016 and December 31, 2015.

Trade and other payables, excluding accrued interest, that are due in less than one year were $1,094 million and $1,007 million as of September 30, 2016 and December 31, 2015, respectively.

Refer to note 16 for information on changes in certain of the Group’s borrowings subsequent to September 30, 2016.

3.2    Fair value measurements recognized in the statements of comprehensive income

The Group’s derivative financial instruments are measured subsequent to initial recognition at fair value and are grouped into levels based on the degree to which the fair value is observable.

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets

•
Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices)

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs)

All of the Group’s derivative financial instruments were in Level 2 as of September 30, 2016 and December 31, 2015 and are valued using models or other valuation methodologies. These models are primarily industry standard models that consider various assumptions, including quoted forward prices for commodities, time value, volatility factors and current market and contractual prices for the underlying instruments as well as other relevant economic measures. Substantially all of these assumptions are observable in the marketplace throughout the full term of the instrument, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace. Changes in any one or more of these assumptions could have a significant impact on the values.

There were no transfers between any levels during the nine month period ended September 30, 2016. There have been no changes in the classifications of financial instruments as a result of a change in the purpose or use of these instruments.

4.    Segment reporting

The Group’s reportable business segments are as follows:

•
Evergreen — Evergreen is a vertically integrated manufacturer of fresh carton packaging for beverage products, primarily serving the juice and milk end-markets. Evergreen supplies integrated fresh carton packaging systems, which can include fresh cartons, spouts and filling machines. Evergreen produces liquid packaging board for its internal requirements and to sell to other manufacturers. Evergreen also produces paper products for commercial printing.

•
Closures — Closures is a manufacturer of plastic and aluminum beverage caps, closures and high speed rotary capping equipment, primarily serving the carbonated soft drink, non-carbonated soft drink and bottled water segments of the global beverage market.

•
Reynolds Consumer Products — Reynolds Consumer Products is a manufacturer of branded and store branded consumer products such as aluminum foil, wraps, waste bags, food storage bags and disposable tableware and cookware.

•
Pactiv Foodservice — Pactiv Foodservice is a manufacturer of foodservice and food packaging products. Pactiv Foodservice offers a comprehensive range of products including tableware items, takeout service containers, clear rigid-display packaging, microwaveable containers, foam trays, dual-ovenable paperboard containers, cups and lids, molded fiber and plastic egg cartons, meat and poultry trays, absorbent tray pads, plastic film and aluminum containers.

•	Graham Packaging — Graham Packaging is a designer and manufacturer of value-added, custom blow-molded plastic containers for consumer products.

The Chief Operating Decision Maker does not review the business activities of the Group based on geography.

The accounting policies applied by each segment are the same as the Group’s accounting policies. Results from operating activities represent the profit earned by each segment without allocation of central administrative revenues and expenses, financial income and expenses, and income tax benefit or expense.

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2016

The performance of the operating segments is assessed by the Chief Operating Decision Maker based on Adjusted EBITDA. Adjusted EBITDA is defined as net profit before income tax expense or benefit, net financial income or expenses, depreciation and amortization, adjusted to exclude certain items of a significant or unusual nature, including but not limited to acquisition costs, non-cash pension income or expense, restructuring costs, unrealized gains or losses on derivatives, gains or losses on the sale of non-strategic assets, asset impairments and write-downs and equity method profit not distributed in cash.

Segment assets and liabilities exclude intercompany balances as a result of trade and borrowings between the segments. Corporate/unallocated includes holding companies and certain debt issuer companies which support the entire Group and which are not part of a specific segment. It also includes eliminations of transactions between segments.

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2016

Business segment reporting

	For the three month period ended September 30, 2016
(In $ million)	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / Unallocated	Total
Total external revenue	368	242	701	835	559	—	2,705
Total inter-segment revenue	28	3	41	122	—	(194)	—
Total segment revenue	396	245	742	957	559	(194)	2,705
Gross profit	79	49	225	182	80	(1)	614
Expenses and other income	(23)	(25)	(86)	(85)	(48)	(34)	(301)
Earnings before interest and tax (“EBIT”) from continuing operations	56	24	139	97	32	(35)	313
Financial income							245
Financial expenses							(202)
Profit (loss) from continuing operations before income tax							356
Income tax (expense) benefit							(101)
Profit (loss) from continuing operations							255

Earnings before interest and tax (“EBIT”) from continuing operations	56	24	139	97	32	(35)	313
Depreciation and amortization from continuing operations	14	16	23	55	67	—	175
Earnings before interest, tax, depreciation and amortization (“EBITDA”) from continuing operations	70	40	162	152	99	(35)	488

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2016

	For the three month period ended September 30, 2016
(In $ million)	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / Unallocated	Total
Earnings before interest, tax, depreciation and amortization (“EBITDA”) from continuing operations	70	40	162	152	99	(35)	488
Included in EBITDA:
Asset impairment charges, net of reversals	—	1	—	7	1	—	9
Non-cash change in multi-employer pension plan withdrawal liability	(10)	—	—	(1)	—	—	(11)
Non-cash pension expense	—	—	—	—	—	16	16
Operational process engineering-related consultancy costs	—	—	—	8	—	—	8
Related party management fee	—	—	—	—	—	8	8
Restructuring costs, net of reversals	1	—	—	5	2	—	8
Unrealized (gain) loss on derivatives	—	(1)	(1)	(3)	—	—	(5)
Other	(1)	(1)	—	—	—	—	(2)
Adjusted EBITDA from continuing operations	60	39	161	168	102	(11)	519

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2016

	For the nine month period ended September 30, 2016
(In $ million)	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / Unallocated	Total
Total external revenue	1,110	707	2,026	2,446	1,717	—	8,006
Total inter-segment revenue	88	12	108	374	—	(582)	—
Total segment revenue	1,198	719	2,134	2,820	1,717	(582)	8,006
Gross profit	233	137	630	525	264	—	1,789
Expenses and other income	(64)	(79)	(209)	(234)	(156)	(101)	(843)
Earnings before interest and tax (“EBIT”) from continuing operations	169	58	421	291	108	(101)	946
Financial income							479
Financial expenses							(791)
Profit (loss) from continuing operations before income tax							634
Income tax (expense) benefit							(212)
Profit (loss) from continuing operations							422

Earnings before interest and tax (“EBIT”) from continuing operations	169	58	421	291	108	(101)	946
Depreciation and amortization from continuing operations	41	49	66	170	202	—	528
Earnings before interest, tax, depreciation and amortization (“EBITDA”) from continuing operations	210	107	487	461	310	(101)	1,474

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2016

	For the nine month period ended September 30, 2016
(In $ million)	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / Unallocated	Total
Earnings before interest, tax, depreciation and amortization (“EBITDA”) from continuing operations	210	107	487	461	310	(101)	1,474
Included in EBITDA:
Asset impairment charges, net of reversals	—	3	—	10	6	—	19
Non-cash change in multi-employer pension plan withdrawal liability	(5)	—	—	(1)	—	—	(6)
Non-cash pension expense	—	—	—	—	—	49	49
Operational process engineering-related consultancy costs	—	—	—	19	—	—	19
Related party management fee	—	—	—	—	—	24	24
Restructuring costs, net of reversals	1	3	—	15	10	—	29
Unrealized (gain) loss on derivatives	(2)	(1)	(8)	(1)	—	—	(12)
Other	(2)	(1)	—	—	1	2	—
Adjusted EBITDA from continuing operations	202	111	479	503	327	(26)	1,596
Segment assets as of September 30, 2016 (excluding intercompany balances)	1,120	1,226	4,105	4,909	4,598	2,408	18,366
Segment liabilities as of September 30, 2016 (excluding intercompany balances)	400	277	758	1,183	1,070	13,613	17,301

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2016

	For the three month period ended September 30, 2015
(In $ million)	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / Unallocated	Total
Total external revenue	392	247	711	856	613	—	2,819
Total inter-segment revenue	28	4	49	139	—	(220)	—
Total segment revenue	420	251	760	995	613	(220)	2,819
Gross profit	79	42	190	166	83	—	560
Expenses and other income	(19)	(27)	(72)	(67)	(45)	(25)	(255)
Earnings before interest and tax (“EBIT”) from continuing operations	60	15	118	99	38	(25)	305
Financial income							5
Financial expenses							(391)
Profit (loss) from continuing operations before income tax							(81)
Income tax (expense) benefit							102
Profit (loss) from continuing operations							21

Earnings before interest and tax (“EBIT”) from continuing operations	60	15	118	99	38	(25)	305
Depreciation and amortization from continuing operations	14	17	25	56	73	—	185
Earnings before interest, tax, depreciation and amortization (“EBITDA”) from continuing operations	74	32	143	155	111	(25)	490

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2016

	For the three month period ended September 30, 2015
(In $ million)	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / Unallocated	Total
Earnings before interest, tax, depreciation and amortization (“EBITDA”) from continuing operations	74	32	143	155	111	(25)	490
Included in EBITDA:
Non-cash pension expense	—	—	—	—	—	15	15
Operational process engineering-related consultancy costs	—	—	—	5	—	—	5
Restructuring costs, net of reversals	—	4	—	1	—	—	5
Unrealized (gain) loss on derivatives	(1)	—	—	1	—	—	—
Other	2	1	—	2	—	1	6
Adjusted EBITDA from continuing operations	75	37	143	164	111	(9)	521

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2016

	For the nine month period ended September 30, 2015
(In $ million)	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / Unallocated	Total
Total external revenue	1,161	757	2,035	2,563	1,903	—	8,419
Total inter-segment revenue	84	11	134	416	—	(645)	—
Total segment revenue	1,245	768	2,169	2,979	1,903	(645)	8,419
Gross profit	228	137	512	453	287	—	1,617
Expenses and other income	(58)	(72)	(172)	(119)	(153)	(80)	(654)
Earnings before interest and tax (“EBIT”) from continuing operations	170	65	340	334	134	(80)	963
Financial income							17
Financial expenses							(1,280)
Profit (loss) from continuing operations before income tax							(300)
Income tax (expense) benefit							60
Profit (loss) from continuing operations							(240)

Earnings before interest and tax (“EBIT”) from continuing operations	170	65	340	334	134	(80)	963
Depreciation and amortization from continuing operations	42	50	73	153	212	—	530
Earnings before interest, tax, depreciation and amortization (“EBITDA”) from continuing operations	212	115	413	487	346	(80)	1,493

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2016

	For the nine month period ended September 30, 2015
(In $ million)	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / Unallocated	Total
Earnings before interest, tax, depreciation and amortization (“EBITDA”) from continuing operations	212	115	413	487	346	(80)	1,493
Included in EBITDA:
Asset impairment charges, net of reversals	—	1	—	3	1	—	5
Non-cash pension expense	—	—	—	—	—	47	47
Operational process engineering-related consultancy costs	—	—	—	13	—	—	13
Restructuring costs, net of reversals	—	6	—	1	—	—	7
Unrealized (gain) loss on derivatives	(4)	(2)	(12)	(67)	—	—	(85)
Other	(1)	—	—	1	—	2	2
Adjusted EBITDA from continuing operations	207	120	401	438	347	(31)	1,482
Segment assets as of December 31, 2015 (excluding intercompany balances)	1,100	1,247	4,094	4,894	4,686	2,470	18,491
Segment liabilities as of December 31, 2015 (excluding intercompany balances)	351	280	707	946	1,047	14,363	17,694

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2016

5.    Seasonality

The Group’s business is impacted by seasonal fluctuations.

Evergreen

Evergreen’s operations are moderately seasonal. Evergreen’s customers are principally engaged in providing products that are generally less sensitive to seasonal effects, although Evergreen does experience some seasonality as a result of increased consumption of milk by school children during the North American academic year. Evergreen therefore typically experiences a greater level of carton product sales in the first and fourth quarters when North American schools are in session.

Closures

Closures’ operations are moderately seasonal. Closures experiences some seasonality as a result of increased consumption of bottled beverages during the summer months. In addition, in order to avoid capacity shortfalls in the summer months, Closures’ customers typically begin building inventories in advance of the summer season. Therefore, Closures typically experiences a greater level of closure sales during the second and third quarters.

Reynolds Consumer Products

Reynolds Consumer Products’ operations are moderately seasonal with higher levels of sales of cooking and tableware products around major U.S. holidays. Sales of cooking products are typically higher in the fourth quarter of the year, primarily due to the holiday use of Reynolds Wrap foil, Reynolds Oven Bags and Reynolds Parchment Paper. Sales of tableware products are higher in the second quarter of the year due to outdoor summer holiday use of disposable tableware plates, cups and bowls. Sales of waste and storage products are slightly higher in the second half of the year in North America, coinciding with the outdoor fall cleanup season.

Pactiv Foodservice

Pactiv Foodservice’s operations are moderately seasonal, peaking during the summer and fall months in the Northern Hemisphere when the favorable weather, harvest and holiday season lead to increased consumption of foodservice and food packaging products. Pactiv Foodservice therefore typically experiences a greater level of sales in the second through fourth quarters.

Graham Packaging

Graham Packaging’s operations are slightly seasonal with higher levels of unit volume sales of bottled beverages during the summer months, most significantly in North America.

6.    Net other income (expenses)

	For the three month period ended September 30,		For the nine month period ended September 30,
(In $ million)	2016	2015	2016	2015
Asset impairment charges, net of reversals	(9)	(3)	(19)	(5)
Net foreign currency exchange gains (losses)	(5)	2	(8)	4
Related party management fee (refer to note 14)	(8)	—	(24)	—
Unrealized gain (loss) on derivatives	5	—	10	91
Other	1	5	5	(4)
Net other income (expenses)	(16)	4	(36)	86

7.    Discontinued operations and assets and liabilities held for sale

On March 13, 2015, the sale of the SIG segment to Onex Corporation was finalized. Net proceeds of $4,149 million were received, including the settlement of final closing adjustments. An additional amount of €150 million is payable by Onex Corporation based on the financial performance of SIG during fiscal year 2015 and an additional amount of up to €25 million may be payable by Onex Corporation depending on the financial performance of SIG during fiscal year 2016. The Group has recorded an asset for the expected additional consideration based on the present value of the future consideration. The Group initially recorded an asset for the full amount of the expected additional consideration based upon the Group’s expectations of the financial performance of SIG at that time. Based upon the Group’s current understanding of the financial performance of SIG for fiscal year 2015, and expectations for fiscal year 2016, the Group determined that the amount recorded was impaired by approximately $16 million at December 31, 2015. As of September 30, 2016, $179 million (€160 million) is recorded as a receivable in other current assets in the statement of financial position.

On March 14, 2016, the Group received the draft earn-out statement in relation to the contingent consideration owed by the purchaser in respect of SIG’s financial performance for fiscal year 2015. According to the purchaser, no amount would be payable. On April 20, 2016, the Group issued an earn-out notice, disputing the draft earn-out statement and seeking payment of the full €150 million in respect of SIG’s financial performance for fiscal year 2015. The parties appointed an independent expert to resolve this matter. On October 19, 2016, the expert issued their determination confirming the Group’s position that it is entitled to the full €150 million for fiscal year 2015. The Group expects to collect these proceeds prior to December 31, 2016.

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2016

Further adverse changes in SIG’s actual financial performance compared to the Group’s current expectation will require an updated assessment of the expected receivable in relation to the 2016 earn-out. This may result in additional impairment to the recognized asset.

The pre-tax gain on sale of SIG in the prior year is detailed below:

(In $ million)	For the nine month period ended September 30, 2015
Cash proceeds received	4,233
Disposal costs	(5)
Net proceeds received	4,228

Contingent consideration receivable	188

Details of net assets disposed of:
Cash and cash equivalents, net of bank overdrafts	84
Trade and other receivables, net	204
Current tax assets	3
Inventories	191
Deferred tax assets	33
Property, plant and equipment	795
Intangible assets	982
Investment in associates and joint ventures	112
Other current and non-current assets	177
Trade and other payables	(278)
Current tax liabilities	(52)
Deferred tax liabilities	(61)
Provisions and employee benefits	(192)
Other current and non-current liabilities	(64)
Net assets disposed of	1,934

Gain on sale before reclassification of foreign currency translation reserve	2,482
Reclassification of foreign currency translation reserve	452
Gain on remeasurement or disposal	2,934

The results of SIG have been presented as discontinued operations for all periods presented. The results and cash flows of the discontinued operations are detailed below:

	For the three month period ended September 30,		For the nine month period ended September 30,
(In $ million)	2016	2015	2016	2015
Results of discontinued operations
Revenue	—	—	—	334
Expenses	—	—	—	(501)
Profit (loss) before income tax	—	—	—	(167)
Income tax expense	—	—	—	(6)
Profit (loss) from discontinued operations prior to gain on disposal	—	—	—	(173)
Gain (loss) on remeasurement or disposal	2	6	7	2,934
Tax expense on disposal	—	—	—	(52)
Gain (loss) on remeasurement or disposal, net of tax	2	6	7	2,882
Profit (loss) from discontinued operations	2	6	7	2,709

Cash flows used in discontinued operations
Net cash used in operating activities			—	(11)
Net cash used in investing activities			—	(27)
Net cash used in discontinued operations			—	(38)

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2016

8.    Financial income and expenses

	For the three month period ended September 30,		For the nine month period ended September 30,
(In $ million)	2016	2015	2016	2015
Interest income	1	1	4	2
Interest income on related party loans	4	4	13	15
Net gain in fair value of derivatives	240	—	453	—
Net foreign currency exchange gain	—	—	9	—
Financial income	245	5	479	17
Interest expense:
Securitization Facility	(3)	(2)	(7)	(6)
Credit Agreement	(26)	(28)	(82)	(82)
Reynolds Notes:
7.125% Senior Secured Notes due 2019	—	(10)	(26)	(47)
7.875% Senior Secured Notes due 2019	—	(12)	(27)	(52)
5.750% Senior Secured Notes due 2020	(47)	(47)	(140)	(140)
6.875% Senior Secured Notes due 2021	(17)	(17)	(51)	(51)
Floating Rate Senior Secured Notes due 2021	(8)	—	(8)	—
5.125% Senior Secured Notes due 2023	(19)	—	(20)	—
8.500% Senior Notes due 2018	—	(14)	(28)	(49)
9.000% Senior Notes due 2019	—	(14)	(28)	(58)
9.875% Senior Notes due 2019	(15)	(32)	(77)	(115)
8.250% Senior Notes due 2021	(21)	(21)	(62)	(62)
7.000% Senior Notes due 2024	(14)	—	(14)	—
2013 Notes:
5.625% Senior Notes due 2016	(9)	(9)	(27)	(27)
6.000% Senior Subordinated Notes due 2017	—	(9)	(18)	(27)
Pactiv Notes:
8.125% Debentures due 2017	(6)	(6)	(18)	(18)
6.400% Notes due 2018	—	—	(1)	(1)
7.950% Debentures due 2025	(5)	(5)	(16)	(16)
8.375% Debentures due 2027	(5)	(4)	(13)	(12)
Amortization of:
Transaction costs	(6)	(8)	(21)	(26)
Original issue discounts, net of premiums	1	1	1	2
Embedded derivatives	2	2	6	7
Net loss in fair value of derivatives	—	(126)	—	(147)
Net foreign currency exchange loss	(1)	(26)	—	(38)
Loss on extinguishment of debt(a)(b)	—	—	(105)	(305)
Other	(3)	(4)	(9)	(10)
Financial expenses	(202)	(391)	(791)	(1,280)
Net financial income (expenses)	43	(386)	(312)	(1,263)

(a)
The loss on extinguishment of debt for nine month period ended September 30, 2016 includes $71 million of redemption premiums and tender fees related to the repurchase of certain senior secured notes and senior notes using the proceeds from the issuance of the 5.125% Senior Secured Notes due 2023, the Floating Rate Senior Secured Notes due 2021 and the 7.000% Senior Notes due 2024, available cash and additional borrowings under the existing Securitization Facility. Also included is $34 million related to the write-off of unamortized transaction costs and embedded derivatives arising from the repurchase of these notes.

(b)
The loss on extinguishment of debt for nine month period ended September 30, 2015 includes $296 million related to the write-off of unamortized transaction costs, embedded derivatives, repayment premiums and transaction costs arising from the repayment of certain amounts of senior secured notes and senior notes using the proceeds from the sale of SIG as well as the credit agreement amendment. Also included is the fair value adjustment on the 7.125% Senior Secured Notes due 2019 which includes an $8 million redemption premium and $1 million of accelerated amortization of transaction costs.

Refer to note 12 for information on the Group’s borrowings. Refer to note 16 for information on changes in the Group’s borrowings subsequent to September 30, 2016.

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2016

9.    Income tax

	For the three month period ended September 30,		For the nine month period ended September 30,
(In $ million)	2016	2015	2016	2015
Profit (loss) from continuing operations before income tax	356	(81)	634	(300)
Income tax using the New Zealand tax rate of 28%	(100)	23	(178)	84
Effect of tax rates in foreign jurisdictions	(23)	7	(41)	17
Non-deductible expenses and permanent differences	22	76	17	75
Withholding tax	(2)	(1)	(5)	(13)
Tax rate modifications	—	4	—	3
Write-off of deferred tax asset for losses previously recognized	—	—	—	(33)
Unrecognized tax losses and temporary differences	(1)	(6)	(9)	(71)
Tax uncertainties	(1)	—	—	—
Over (under) provided in prior periods	3	2	3	1
Other	1	(3)	1	(3)
Total income tax (expense) benefit	(101)	102	(212)	60

The effective tax rates for the three and nine month periods ended September 30, 2016 and 2015 represent the Group’s estimate of the effective rates expected to be applicable for the respective full fiscal years, adjusted for any discrete events which are recorded in the period that they occur.

The period-over-period changes in the effective tax rate reflect (i) changes in the mix of book income and losses taxed at varying rates among the jurisdictions in which the Group operates and (ii) the inability to realize a tax benefit for losses in certain jurisdictions.

In addition to the above amounts, for the three and nine month periods ended September 30, 2016, the Group has recognized tax expense of $15 million and a tax benefit of $90 million, respectively, directly in other comprehensive income (three and nine month periods ended September 30, 2015: tax benefit of $74 million and tax expense of $42 million, respectively).

10.    Depreciation and amortization expenses

Property, plant and equipment

Depreciation expense related to property, plant and equipment is recognized in the following components in the statements of comprehensive income:

	For the three month period ended September 30,		For the nine month period ended September 30,
(In $ million)	2016	2015	2016	2015
Cost of sales	109	116	328	337
General and administration expenses	2	2	7	8
Total depreciation expense	111	118	335	345

Intangible assets

Amortization expense related to intangible assets is recognized in the following components in the statements of comprehensive income:

	For the three month period ended September 30,		For the nine month period ended September 30,
(In $ million)	2016	2015	2016	2015
Cost of sales	10	10	31	31
General and administration expenses	54	57	162	154
Total amortization expense	64	67	193	185

The nine month period ended September 30, 2015 includes an $18 million benefit from a cumulative adjustment to correct for amortization expense that was recorded in error since January 2012 at Pactiv Foodservice.

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2016

11.    Inventories

(In $ million)	As of September 30, 2016	As of December 31, 2015
Raw materials and consumables	317	326
Work in progress	160	149
Finished goods	713	657
Engineering and maintenance materials	154	149
Provision against inventories	(20)	(19)
Total inventories	1,324	1,262

During the three and nine month periods ended September 30, 2016, the raw materials elements of inventories recognized in continuing operations in the statements of comprehensive income as a component of cost of sales totaled approximately $1.2 billion and $3.4 billion, respectively (three and nine month periods ended September 30, 2015: $1.3 billion and $3.9 billion, respectively).

During the three and nine month periods ended September 30, 2015, the raw materials elements of inventories recognized in discontinued operations in the statements of comprehensive income totaled zero and approximately $0.2 billion, respectively.

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2016

12.    Borrowings

As of September 30, 2016, the Group was in compliance with all of its covenants.
The Group’s borrowings are detailed below.

(In $ million)	As of September 30, 2016	As of December 31, 2015
Securitization Facility	407	316
Credit Agreement	2,253	2,448
Reynolds Notes:
Reynolds Senior Secured Notes:
7.125% Senior Secured Notes due 2019	—	592
7.875% Senior Secured Notes due 2019	—	626
5.750% Senior Secured Notes due 2020	3,237	3,237
6.875% Senior Secured Notes due 2021	995	995
Floating Rate Senior Secured Notes due 2021	750	—
5.125% Senior Secured Notes due 2023	1,600	—
Reynolds Senior Notes:
8.500% Senior Notes due 2018	—	670
9.000% Senior Notes due 2019	—	613
9.875% Senior Notes due 2019	590	1,281
8.250% Senior Notes due 2021	995	995
7.000% Senior Notes due 2024	800	—
2013 Notes:
5.625% Senior Notes due 2016	642	642
6.000% Senior Subordinated Notes due 2017	—	590
Pactiv Notes:
8.125% Debentures due 2017	300	300
6.400% Notes due 2018	16	16
7.950% Debentures due 2025	276	276
8.375% Debentures due 2027	200	200
Related party borrowings	1	1
Other borrowings	24	46
Total principal amount of borrowings	13,086	13,844
Transaction costs	(143)	(122)
Embedded derivatives	50	43
Original issue discounts, net of premiums	(10)	(3)
Carrying value	12,983	13,762

Current borrowings	1,375	977
Non-current borrowings	11,608	12,785
Total borrowings	12,983	13,762

(a)        Securitization Facility

During the nine month period ended September 30, 2016, interest was charged at a rate between 2.35% to 2.65%.

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2016

(b)         Credit Agreement

The Company and certain members of the Group are parties to a senior secured credit agreement dated September 28, 2012 as amended on November 27, 2013, December 27, 2013, February 25, 2015 and August 5, 2016 (the “Credit Agreement”). The Credit Agreement comprises the following term and revolving tranches:

	Currency	Maturity date	Current facility value (in million)	Value drawn or utilized as of September 30, 2016 (in million)	Applicable interest rate as of September 30, 2016
Term Tranches
U.S. Term Loans	$	February 5, 2023	1,973	1,973	LIBOR floor of 1.000% + 3.250%
European Term Loans	€	February 5, 2023	250	250	EURIBOR floor of 0.000% + 3.750%
Revolving Tranche(1)
U.S. Revolving Loans	$	August 5, 2021	302	67	—

(1)	The Revolving Tranche was utilized in the form of bank guarantees and letters of credit.

On August 5, 2016, the Group amended and restated the Credit Agreement to, among other things, (i) reduce the applicable margin on the U.S. term loans by 25 basis points and increase the applicable margin on the European term loans by 25 basis points, (ii) reduce the EURIBOR floor on the European term loans by 100 basis points, (iii) restructure the revolving tranches into a $302 million facility and (iv) make certain other changes to the covenants contained in the Credit Agreement, including removing the quarterly financial ratio covenant for the Term Loan borrowings.

Also on August 5, 2016, the Group used the proceeds from the additional $250 million of 5.125% Senior Secured Notes due 2023 issued on August 1, 2016, together with the incurrence of the new Credit Agreement discussed above and available cash, to repay all amounts outstanding under the previous Credit Agreement and to pay transaction costs.

On February 25, 2015, the Group amended the Credit Agreement to, among other things, (i) amend the provisions relating to the requirements to prepay term loans with net cash proceeds from certain assets sales and (ii) increase the applicable margin on the U.S. term loans by 50 basis points and the European term loans by 25 basis points.

During the year ended December 31, 2015, the borrowers made an excess cash flow prepayment of $64 million related to the prior year. No excess cash flow prepayments are due in 2016. As a result of the Credit Agreement amendment on August 5, 2016, the next scheduled quarterly amortization payment of 0.25% is due December 31, 2016.

Refer to note 16 for details regarding additional borrowings subsequent to September 30, 2016 under the U.S. Term Loans.

(c)        Reynolds Notes

The maturity and interest payment dates of the Group’s outstanding borrowings as of September 30, 2016 issued by Reynolds Group Issuer LLC, Reynolds Group Issuer Inc. and Reynolds Group Issuer (Luxembourg) S.A. (together, the “Reynolds Notes Issuers”) are summarized below:

	Maturity date	Interest payment dates
9.875% Senior Notes due 2019	August 15, 2019	February 15 and August 15
5.750% Senior Secured Notes due 2020	October 15, 2020	April 15 and October 15
6.875% Senior Secured Notes due 2021	February 15, 2021	February 15 and August 15
8.250% Senior Notes due 2021	February 15, 2021	February 15 and August 15
Floating Rate Senior Secured Notes due 2021(1)	July 15, 2021	January 15, April 15, July 15 and October 15; commencing October 15, 2016
5.125% Senior Secured Notes due 2023(2)	July 15, 2023	January 15 and July 15; commencing January 15, 2017
7.000% Senior Notes due 2024	July 15, 2024	January 15 and July 15; commencing January 15, 2017

(1)
The Floating Rate Senior Secured Notes due 2021 were issued at an issue price of 99.000% and have an interest rate equal to three-month U.S. LIBOR plus 3.500% reset quarterly. In July 2016, the Group entered into an interest rate swap agreement to mitigate the interest rate risk exposure of the Floating Rate Senior Secured Noted due 2021. While the Group has elected not to adopt hedge accounting, the economic effect of this derivative is that the effective interest rate on the Floating Rate Senior Secured Notes due 2021 is 4.670% from October 15, 2016.

(2)	$250 million aggregate principal amount of 5.125% Senior Secured Notes due 2023 were issued at an issue price of 103.500%.

On June 27, 2016, the Group repurchased the following aggregate principal amounts pursuant to tender offers for certain of the Reynolds Notes:

•	$408 million of the 7.875% Senior Secured Notes due 2019;

•	$340 million of the 7.125% Senior Secured Notes due 2019;

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2016

•	$589 million of the 9.000% Senior Notes due 2019;

•	$663 million of the 8.500% Senior Notes due 2018; and

•	$691 million of the 9.875% Senior Notes due 2019.
The tender offers subsequently closed on July 12, 2016. No further notes were purchased in the period between June 27, 2016 and July 12, 2016.
Also on June 27, 2016, the Group irrevocably deposited with the trustee an amount in cash to satisfy and discharge its obligations under the Reynolds Notes referred to below and the relevant indentures:

•
$218 million of the 7.875% Senior Secured Notes due 2019 which were redeemed on August 15, 2016 at a redemption price of 101.969% of the principal amount thereof, plus interest until the redemption date;

•	$252 million of the 7.125% Senior Secured Notes due 2019 which were redeemed on October 15, 2016 at a redemption price of 100% of the principal amount thereof, plus interest until the redemption date;

•	$24 million of the 9.000% Senior Notes due 2019 which were redeemed on October 15, 2016 at a redemption price of 100% of the principal amount thereof, plus interest until the redemption date; and

•	$7 million of the 8.500% Senior Notes due 2018 which were redeemed on July 27, 2016 at a redemption price of 100% of the principal amount thereof, plus interest until the redemption date.
On March 17, 2015, the Group repurchased $1.6 billion and $2.2 billion aggregate principal amount of senior secured notes and senior unsecured notes, respectively, in connection with the asset sale offers and premium tender offers with the net proceeds from the disposition of the SIG segment. This included $8 million of principal amount of 5.625% Senior Notes due 2016.
On April 16, 2015, the Group redeemed $218 million of the 7.125% Senior Secured Notes due 2019 at a redemption price of 103.563% of the principal amount thereof, plus accrued and unpaid interest.
Refer to note 8 for the loss recognized on the reduction in borrowings as a result of premiums incurred and the write-off of unamortized debt issuance costs.
Refer to note 16 for information regarding changes in certain Reynolds Notes subsequent to September 30, 2016.

Assets pledged as security for borrowings

The shares in Beverage Packaging Holdings (Luxembourg) I S.A. (“BP I”) and Beverage Packaging Holdings (Luxembourg) II S.A. (“BP II”) (wholly-owned subsidiaries of the Company) have been pledged as collateral to support the obligations under the Credit Agreement and the Reynolds Senior Secured Notes. In addition, BP I, certain subsidiaries of BP I and BP II have pledged certain of their assets (including shares and equity interests) as collateral to support the obligations under the Credit Agreement and the Reynolds Senior Secured Notes.

Additional information regarding the Reynolds Notes

The guarantee and security arrangements, indenture restrictions, early redemption options and change in control provisions for the Floating Rate Senior Secured Notes due 2021, the 5.125% Senior Secured Notes due 2023 and the 7.000% Senior Notes due 2024 are substantively consistent with the other series of Reynolds Notes which are unchanged from December 31, 2015.

The Floating Rate Senior Secured Notes due 2021, the 5.125% Senior Secured Notes due 2023 and the 7.000% Senior Notes due 2024 are not required to be and will not be registered with the U.S. Securities and Exchange Commission.

(d)         2013 Notes

The maturity and interest payment dates of the Group’s outstanding borrowings as of September 30, 2016 issued by BP II and Beverage Packaging Holdings II Issuer Inc., wholly-owned indirect subsidiaries of the Company, are summarized below:

	Maturity date	Semi-annual interest payment dates
5.625% Senior Notes due 2016	December 15, 2016	June 15 and December 15

On September 30, 2016, the Group called for the conditional redemption of all of the remaining 5.625% Senior Notes due 2016 at a redemption price of 100% of the principal thereof, plus accrued and unpaid interest. The redemption occurred on October 30, 2016.

On June 27, 2016, the Group repurchased $538 million aggregate principal amount of the 6.000% Senior Subordinated Notes due 2017 pursuant to a tender offer for the notes. Also on June 27, 2016, the Group irrevocably deposited with the trustee an amount in cash to satisfy and discharge its obligations under the indenture for the remaining $52 million of the 6.000% Senior Subordinated Notes due 2017 which were redeemed on July 27, 2016 at a redemption price of 100% of the principal thereof, plus accrued and unpaid interest.

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2016

(e)    Pactiv Notes

The maturity and interest payment dates of the Group’s outstanding borrowings as of September 30, 2016 issued by Pactiv LLC are summarized below:

	Maturity date	Semi-annual interest payment dates
8.125% Debentures due 2017	June 15, 2017	June 15 and December 15
6.400% Notes due 2018	January 15, 2018	January 15 and July 15
7.950% Debentures due 2025	December 15, 2025	June 15 and December 15
8.375% Debentures due 2027	April 15, 2027	April 15 and October 15

The guarantee arrangements, indenture restrictions and redemption terms for the Pactiv Notes are unchanged from December 31, 2015.

(f)    Other borrowings

As of September 30, 2016, in addition to the Securitization Facility, the Credit Agreement, the Reynolds Notes, the 2013 Notes and the Pactiv Notes, the Group had a number of unsecured working capital facilities extended to certain operating companies of the Group. These facilities bear interest at floating or fixed rates.

As of September 30, 2016, the Group had local working capital facilities in a number of jurisdictions which are secured by the collateral under the Credit Agreement and the Reynolds Senior Secured Notes and by certain other assets. These facilities rank pari passu with the obligations under the Credit Agreement and under the Reynolds Senior Secured Notes.

Other borrowings as of September 30, 2016 also included finance lease obligations of $23 million (December 31, 2015: $25 million).

13.    Related parties

There have been no new significant related party transactions during the period. The nature of the Group’s related party relationships, balances and transactions as of and for the three and nine month periods ended September 30, 2016 are consistent with the information presented in note 22 of the Group’s annual consolidated financial statements for the year ended December 31, 2015.

14.    Contingencies

The Group’s financing agreements permit the payment to related parties of management, consulting, monitoring and advising fees (the “Management Fee”) of up to 1.5% of the Group’s Adjusted EBITDA (as defined in the financing agreements) for the previous year. The Group does not have a management fee agreement with any related parties. The Group has accrued $24 million to date in 2016 in respect of an expected Management Fee related to the year ending December 31, 2016 and $30 million in 2015 in respect of an expected Management Fee related to the year ended December 31, 2015. Additionally, no Management Fees have been paid in relation to the years ended December 31, 2010 and 2009; however, the Credit Agreement permits the Group to pay a Management Fee of up to $37 million in respect of those years.

As part of the agreements for the sale of various businesses, the Group has provided certain warranties and indemnities to the respective purchasers as set out in the respective sale agreements. These warranties and indemnities are subject to various terms and conditions affecting the duration and total amount of the indemnities. As of September 30, 2016, the Group is not aware of any material claims under these agreements that would give rise to an additional liability. However, if such claims arise in the future, they could have a material effect on the Group’s financial position, results of operations and cash flows.
RGHL and UCI Holdings Limited have the same ultimate shareholder. On June 2, 2016, UCI Holdings Limited and certain of its U.S. subsidiaries (together referred to as “UCI”) commenced voluntary proceedings (the “Cases”) under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”). UCI sponsors three defined benefit pension plans (the “UCI Pension Plans”). The Pension Benefit Guaranty Corporation (the “PBGC”) has estimated that the UCI Pension Plans’ unfunded benefit liabilities on a termination basis as at June 30, 2016 are approximately $123 million (the “Termination Liability”) and has filed proofs of claims in the Cases to that effect. By virtue of sharing common ownership with UCI, the Group is part of the UCI “controlled group” for U.S. pension purposes, and therefore may be jointly and severally liable with the other members of the UCI controlled group for the Termination Liability following any involuntary termination of the UCI Pension Plans by the PBGC or a distress termination of the UCI Pension Plans by UCI. If the PBGC became entitled to enforce its claim for the Termination Liability, the UCI controlled group (including the Group) would be liable to pay such amount upon demand, which amount may ultimately be more than the amount estimated at June 30, 2016.

On October 14, 2016, the Bankruptcy Court approved a motion authorizing the solicitation of a Plan of Reorganization (the “Plan”) for UCI. Pursuant to the terms of the Plan, Rank Group Limited (“Rank”) or one of its affiliates (including the Group) may, on or before November 9, 2016, elect to become the sponsor of the UCI Pension Plans (the “Plan Assumption”) effective on the consummation of the Plan. Pursuant to the terms of the Plan, the Plan Assumption will avoid the termination of the UCI Pension Plans. Based on management’s best estimates, the unfunded liability of the UCI Pension Plans as of September 30, 2016 is $93 million. Rank and its affiliates are in discussions with UCI, the official committee of unsecured creditors appointed in the Cases, certain UCI noteholders and the PBGC, to agree to a settlement in connection with the Cases. If such settlement is agreed and approved by the Bankruptcy Court, it is likely that Rank or one of its affiliates (which includes the Group) would agree to the Plan Assumption. If the Plan Assumption occurs, the unfunded liability of the UCI Pension Plans measured at the time of the assumption will be recognized on the relevant balance sheet of the Rank affiliate that assumes the obligation. However, there can be no certainty that such a settlement will be consummated or that the Plan Assumption will occur.

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2016

In addition to the amounts recognized as provisions in the statements of financial position, the Group has contingent liabilities related to other litigation, legal proceedings and tax examinations. The Group has determined that the possibility of a material outflow related to these contingent liabilities is remote.

15.    Condensed consolidating guarantor financial information

Certain of the Group’s subsidiaries have guaranteed the Group’s obligations under the Reynolds Notes (as defined in note 12).

The following condensed consolidating financial information presents:

(1)
The condensed consolidating statements of financial position as of September 30, 2016 and December 31, 2015 and the related statements of comprehensive income for the three and nine month periods ended September 30, 2016 and 2015 and cash flows for the nine month periods ended September 30, 2016 and 2015 of:

a.	Reynolds Group Holdings Limited, the Parent;

b.	the Reynolds Notes Issuers (as defined in note 12);

c.	the other guarantor subsidiaries;

d.	the non-guarantor subsidiaries; and

e.	the Group on a consolidated basis.

(2)
Adjustments and elimination entries necessary to consolidate Reynolds Group Holdings Limited, the Parent, with the Reynolds Notes Issuers, the other guarantor subsidiaries and the non-guarantor subsidiaries.

The condensed consolidating statements of comprehensive income for the three and nine month periods ended September 30, 2016 and 2015, the condensed consolidating statements of cash flows for the nine month periods ended September 30, 2016 and 2015, and the condensed consolidating statements of financial position as of September 30, 2016 and December 31, 2015 reflect the current guarantor structure of the Group.

In conjunction with the issuance of certain notes in June 2016, certain entities that were previously guarantors of the Reynolds Notes were released as guarantors. Comparative information has been revised to reflect the new guarantor structure that resulted from this transaction.

Each guarantor subsidiary is 100% owned by the Parent. The notes are guaranteed to the extent permitted by law and are subject to certain customary guarantee release provisions set forth in the indentures governing the notes on a joint and several basis by each guarantor subsidiary. Provided below are condensed consolidating statements of comprehensive income, financial position and cash flows of each of the companies listed above, together with the condensed consolidating statements of comprehensive income, financial position and cash flows of guarantor and non-guarantor subsidiaries. These have been prepared under the Group's accounting policies disclosed in the annual financial statements for the year ended December 31, 2015 and comply with IFRS with the exception of investments in subsidiaries. Investments in subsidiaries are accounted for using the equity method. The guarantor subsidiaries and non-guarantor subsidiaries are each presented on a combined basis. The principal elimination entries eliminate investments in subsidiaries and intercompany balances and transactions.

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2016

Condensed consolidating statement of comprehensive income

	For the three month period ended September 30, 2016
(In $ million)	Parent	Reynolds Notes Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Revenue	—	—	2,384	365	(44)	2,705
Cost of sales	—	—	(1,830)	(305)	44	(2,091)
Gross profit	—	—	554	60	—	614
Net other income (expenses) and share of equity method earnings, net of income tax	250	—	229	(12)	(483)	(16)
Selling, marketing and distribution expenses	—	—	(77)	(8)	—	(85)
General and administration expenses	—	—	(182)	(18)	—	(200)
Profit (loss) from operating activities	250	—	524	22	(483)	313
Financial income	4	413	4	17	(193)	245
Financial expenses	—	(142)	(245)	(8)	193	(202)
Net financial income (expenses)	4	271	(241)	9	—	43
Profit (loss) from continuing operations before income tax	254	271	283	31	(483)	356
Income tax (expense) benefit	—	(69)	(25)	(7)	—	(101)
Profit (loss) from continuing operations	254	202	258	24	(483)	255
Profit (loss) from discontinued operations, net of income tax	2	—	2	—	(2)	2
Profit (loss) for the period	256	202	260	24	(485)	257
Total other comprehensive income (loss) for the period, net of income tax	23	—	18	(2)	(16)	23
Total comprehensive income (loss) for the period	279	202	278	22	(501)	280

Profit (loss) for the period attributable to:
Equity holder of the Group - continuing operations	254	202	258	23	(483)	254
Equity holder of the Group - discontinued operations	2	—	2	—	(2)	2
Non-controlling interests	—	—	—	1	—	1
	256	202	260	24	(485)	257

Total comprehensive income (loss) attributable to:
Equity holder of the Group - continuing operations	277	202	276	21	(499)	277
Equity holder of the Group - discontinued operations	2	—	2	—	(2)	2
Non-controlling interests	—	—	—	1	—	1
	279	202	278	22	(501)	280

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2016

Condensed consolidating statement of comprehensive income

	For the nine month period ended September 30, 2016
(In $ million)	Parent	Reynolds Notes Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Revenue	—	—	7,045	1,104	(143)	8,006
Cost of sales	—	—	(5,435)	(925)	143	(6,217)
Gross profit	—	—	1,610	179	—	1,789
Net other income (expenses) and share of equity method earnings, net of income tax	410	—	366	(26)	(786)	(36)
Selling, marketing and distribution expenses	—	—	(193)	(24)	—	(217)
General and administration expenses	—	—	(534)	(56)	—	(590)
Profit (loss) from operating activities	410	—	1,249	73	(786)	946
Financial income	13	983	24	49	(590)	479
Financial expenses	—	(590)	(772)	(19)	590	(791)
Net financial income (expenses)	13	393	(748)	30	—	(312)
Profit (loss) from continuing operations before income tax	423	393	501	103	(786)	634
Income tax (expense) benefit	(3)	(121)	(68)	(20)	—	(212)
Profit (loss) from continuing operations	420	272	433	83	(786)	422
Profit (loss) from discontinued operations, net of income tax	7	—	7	—	(7)	7
Profit (loss) for the period	427	272	440	83	(793)	429
Total other comprehensive income (loss) for the period, net of income tax	(159)	—	(173)	(10)	183	(159)
Total comprehensive income (loss) for the period	268	272	267	73	(610)	270

Profit (loss) for the period attributable to:
Equity holder of the Group - continuing operations	420	272	433	81	(786)	420
Equity holder of the Group - discontinued operations	7	—	7	—	(7)	7
Non-controlling interests	—	—	—	2	—	2
	427	272	440	83	(793)	429

Total comprehensive income (loss) attributable to:
Equity holder of the Group - continuing operations	261	272	260	71	(603)	261
Equity holder of the Group - discontinued operations	7	—	7	—	(7)	7
Non-controlling interests	—	—	—	2	—	2
	268	272	267	73	(610)	270

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2016

Condensed consolidating statement of financial position

	Balance as of September 30, 2016
(In $ million)	Parent	Reynolds Notes Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Assets
Cash and cash equivalents	—	1	1,351	190	—	1,542
Trade and other receivables, net	—	—	134	993	—	1,127
Inventories	—	—	1,150	174	—	1,324
Inter-group receivables	—	252	21	2	(275)	—
Assets held for sale	—	—	2	3	—	5
Other assets	—	—	231	20	—	251
Total current assets	—	253	2,889	1,382	(275)	4,249
Investments in subsidiaries	795	—	1,329	—	(2,124)	—
Property, plant and equipment	—	—	2,622	434	—	3,056
Intangible assets	—	—	9,553	451	—	10,004
Inter-group receivables	—	8,854	940	115	(9,909)	—
Other assets	339	577	92	49	—	1,057
Total non-current assets	1,134	9,431	14,536	1,049	(12,033)	14,117
Total assets	1,134	9,684	17,425	2,431	(12,308)	18,366
Liabilities
Trade and other payables	79	156	834	213	—	1,282
Borrowings	1	—	968	406	—	1,375
Inter-group payables	—	—	253	22	(275)	—
Other liabilities	5	1	326	48	—	380
Total current liabilities	85	157	2,381	689	(275)	3,037
Borrowings	—	8,909	2,698	1	—	11,608
Inter-group liabilities	—	207	9,173	529	(9,909)	—
Other liabilities	—	169	2,378	109	—	2,656
Total non-current liabilities	—	9,285	14,249	639	(9,909)	14,264
Total liabilities	85	9,442	16,630	1,328	(10,184)	17,301
Net assets	1,049	242	795	1,103	(2,124)	1,065
Equity
Equity attributable to equity holder of the Group	1,049	242	795	1,087	(2,124)	1,049
Non-controlling interests	—	—	—	16	—	16
Total equity	1,049	242	795	1,103	(2,124)	1,065

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2016

Condensed consolidating statement of cash flows

	For the nine month period ended September 30, 2016
(In $ million)	Parent	Reynolds Notes Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Net cash from (used in) operating activities	—	(587)	771	65	380	629

Cash flows from (used in) investing activities
Acquisition of property, plant and equipment and intangible assets	—	—	(187)	(28)	—	(215)
Proceeds from disposal of property, plant and equipment and other assets	—	—	1	2	—	3
Disposal of businesses, net of cash disposed	—	—	(12)	—	—	(12)
Net related party (advances) repayments	—	223	60	—	(283)	—
Related party interest received	—	376	7	—	(379)	4
Net cash from (used in) investing activities	—	599	(131)	(26)	(662)	(220)

Cash flows from (used in) financing activities
Drawdown of borrowings	—	3,152	—	186	—	3,338
Repayment of borrowings	—	(3,186)	(798)	(96)	—	(4,080)
Net related party borrowings (repayments)	—	57	(223)	(117)	283	—
Payment of debt transaction costs	—	(34)	(58)	—	—	(92)
Other	—	—	(4)	(1)	—	(5)
Net cash from (used in) financing activities	—	(11)	(1,083)	(28)	283	(839)

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2016

Condensed consolidating statement of comprehensive income

	For the three month period ended September 30, 2015
(In $ million)	Parent	Reynolds Notes Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Revenue	—	—	2,475	393	(49)	2,819
Cost of sales	—	—	(1,968)	(340)	49	(2,259)
Gross profit	—	—	507	53	—	560
Net other income (expenses) and share of equity method earnings, net of income tax	23	—	(42)	(1)	24	4
Selling, marketing and distribution expenses	—	—	(65)	(7)	—	(72)
General and administration expenses	—	—	(168)	(19)	—	(187)
Profit (loss) from operating activities	23	—	232	26	24	305
Financial income	4	178	4	23	(204)	5
Financial expenses	(7)	(295)	(282)	(11)	204	(391)
Net financial income (expenses)	(3)	(117)	(278)	12	—	(386)
Profit (loss) from continuing operations before income tax	20	(117)	(46)	38	24	(81)
Income tax (expense) benefit	—	43	69	(10)	—	102
Profit (loss) from continuing operations	20	(74)	23	28	24	21
Profit (loss) from discontinued operations, net of income tax	6	—	6	—	(6)	6
Profit (loss) for the period	26	(74)	29	28	18	27
Total other comprehensive income (loss) for the period, net of income tax	(181)	—	(171)	(44)	215	(181)
Total comprehensive income (loss) for the period	(155)	(74)	(142)	(16)	233	(154)

Profit (loss) for the period attributable to:
Equity holder of the Group - continuing operations	20	(74)	23	27	24	20
Equity holder of the Group - discontinued operations	6	—	6	—	(6)	6
Non-controlling interests	—	—	—	1	—	1
	26	(74)	29	28	18	27

Total comprehensive income (loss) attributable to:
Equity holder of the Group - continuing operations	(161)	(74)	(148)	(17)	239	(161)
Equity holder of the Group - discontinued operations	6	—	6	—	(6)	6
Non-controlling interests	—	—	—	1	—	1
	(155)	(74)	(142)	(16)	233	(154)

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2016

Condensed consolidating statement of comprehensive income

	For the nine month period ended September 30, 2015
(In $ million)	Parent	Reynolds Notes Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Revenue	—	—	7,350	1,235	(166)	8,419
Cost of sales	—	—	(5,913)	(1,055)	166	(6,802)
Gross profit	—	—	1,437	180	—	1,617
Net other income (expenses) and share of equity method earnings, net of income tax	(238)	—	100	(9)	233	86
Selling, marketing and distribution expenses	—	—	(161)	(24)	—	(185)
General and administration expenses	—	—	(496)	(59)	—	(555)
Profit (loss) from operating activities	(238)	—	880	88	233	963
Financial income	15	895	12	59	(964)	17
Financial expenses	(18)	(1,005)	(1,193)	(28)	964	(1,280)
Net financial income (expenses)	(3)	(110)	(1,181)	31	—	(1,263)
Profit (loss) from continuing operations before income tax	(241)	(110)	(301)	119	233	(300)
Income tax (expense) benefit	—	27	63	(30)	—	60
Profit (loss) from continuing operations	(241)	(83)	(238)	89	233	(240)
Profit (loss) from discontinued operations, net of income tax	2,709	—	2,709	4	(2,713)	2,709
Profit (loss) for the period	2,468	(83)	2,471	93	(2,480)	2,469
Total other comprehensive income (loss) for the period, net of income tax	(479)	—	(447)	(94)	541	(479)
Total comprehensive income (loss) for the period	1,989	(83)	2,024	(1)	(1,939)	1,990

Profit (loss) for the period attributable to:
Equity holder of the Group - continuing operations	(241)	(83)	(238)	88	233	(241)
Equity holder of the Group - discontinued operations	2,709	—	2,709	4	(2,713)	2,709
Non-controlling interests	—	—	—	1	—	1
	2,468	(83)	2,471	93	(2,480)	2,469

Total comprehensive income (loss) attributable to:
Equity holder of the Group - continuing operations	(299)	(83)	(264)	2	345	(299)
Equity holder of the Group - discontinued operations	2,288	—	2,288	(4)	(2,284)	2,288
Non-controlling interests	—	—	—	1	—	1
	1,989	(83)	2,024	(1)	(1,939)	1,990

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2016

Condensed consolidating statement of financial position

	Balance as of December 31, 2015
(In $ million)	Parent	Reynolds Notes Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Assets
Cash and cash equivalents	1	—	1,793	183	—	1,977
Trade and other receivables, net	5	—	149	941	—	1,095
Inventories	—	—	1,081	181	—	1,262
Inter-group receivables	—	223	17	1	(241)	—
Assets held for sale	—	—	1	—	—	1
Other assets	—	—	212	18	—	230
Total current assets	6	223	3,253	1,324	(241)	4,565
Investments in subsidiaries	529	—	1,047	—	(1,576)	—
Property, plant and equipment	—	—	2,724	460	—	3,184
Intangible assets	—	—	9,725	467	—	10,192
Inter-group receivables	—	8,954	903	140	(9,997)	—
Other assets	307	99	95	49	—	550
Total non-current assets	836	9,053	14,494	1,116	(11,573)	13,926
Total assets	842	9,276	17,747	2,440	(11,814)	18,491
Liabilities
Trade and other payables	53	188	754	210	—	1,205
Borrowings	1	—	642	334	—	977
Inter-group payables	—	—	224	17	(241)	—
Other liabilities	7	—	323	47	—	377
Total current liabilities	61	188	1,943	608	(241)	2,559
Borrowings	—	8,938	3,845	2	—	12,785
Inter-group liabilities	—	132	9,245	620	(9,997)	—
Other liabilities	—	48	2,185	117	—	2,350
Total non-current liabilities	—	9,118	15,275	739	(9,997)	15,135
Total liabilities	61	9,306	17,218	1,347	(10,238)	17,694
Net assets	781	(30)	529	1,093	(1,576)	797
Equity
Equity (deficit) attributable to equity holder of the Group	781	(30)	529	1,077	(1,576)	781
Non-controlling interests	—	—	—	16	—	16
Total equity	781	(30)	529	1,093	(1,576)	797

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2016

Condensed consolidating statement of cash flows

	For the nine month period ended September 30, 2015
(In $ million)	Parent	Reynolds Notes Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Net cash from (used in) operating activities	—	(629)	276	(38)	703	312

Cash flows from (used in) investing activities
Acquisition of property, plant and equipment and intangible assets	—	—	(257)	(47)	—	(304)
Purchases of short-term investments	—	—	(200)	—	—	(200)
Proceeds from disposal of property, plant and equipment and other assets	—	—	12	—	—	12
Proceeds from insurance claims	—	—	26	—	—	26
Disposal of businesses, net of cash disposed	—	—	4,168	(20)	—	4,148
Net related party (advances) repayments	—	4,011	145	15	(4,171)	—
Related party interest received	—	693	4	6	(703)	—
Other	—	—	2	1	—	3
Net cash from (used in) investing activities	—	4,704	3,900	(45)	(4,874)	3,685

Cash flows from (used in) financing activities
Drawdown of borrowings	—	—	—	116	—	116
Repayment of borrowings	—	(3,982)	(72)	(115)	—	(4,169)
Net related party borrowings (repayments)	—	(92)	(4,030)	(49)	4,171	—
Payment of debt transaction costs	—	—	(15)	—	—	(15)
Other	—	—	(3)	(2)	—	(5)
Net cash from (used in) financing activities	—	(4,074)	(4,120)	(50)	4,171	(4,073)

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2016

16.    Subsequent events

On October 7, 2016, the Group incurred $1,350 million of additional U.S. term loans under the Credit Agreement. The Group will use the net proceeds, together with available cash, to repay all of the outstanding aggregate principal amount of 5.625% Senior Notes due 2016 and 9.875% Senior Notes due 2019, $500 million aggregate principal amount of 8.250% Senior Notes due 2021, $350 million aggregate principal amount of 6.875% Senior Secured Notes due 2021 and to pay redemption premiums and transaction costs.

On October 26, 2016, the Group issued a notice of partial redemption for an additional $150 million aggregate principal amount of 8.25% Senior Notes due 2021 to be repaid on November 25, 2016 at a redemption price of 104.125% plus accrued and unpaid interest.

On October 30, 2016, the Group redeemed all of the outstanding aggregate principal amount of 5.625% Senior Notes due 2016 at a redemption price of 100.000% plus accrued and unpaid interest.

Other than as disclosed herein, there have been no events subsequent to September 30, 2016 which would require accrual or disclosure in these interim unaudited consolidated financial statements.

Beverage Packaging Holdings Group

Interim unaudited condensed combined financial statements
for the three and nine month periods ended
September 30, 2016 and 2015

Beverage Packaging Holdings Group
Interim unaudited condensed combined statements of comprehensive income

		For the three month period ended September 30,		For the nine month period ended September 30,
(In $ million)	Note	2016	2015	2016	2015
Revenue		2,705	2,819	8,006	8,419
Cost of sales		(2,091)	(2,259)	(6,217)	(6,802)
Gross profit		614	560	1,789	1,617
Selling, marketing and distribution expenses		(85)	(72)	(217)	(185)
General and administration expenses		(200)	(187)	(590)	(555)
Net other income (expenses)	6	(8)	4	(12)	86
Profit from operating activities		321	305	970	963
Financial income	8	241	2	466	5
Financial expenses	8	(202)	(385)	(791)	(1,265)
Net financial income (expenses)		39	(383)	(325)	(1,260)
Profit (loss) from continuing operations before income tax		360	(78)	645	(297)
Income tax (expense) benefit	9	(101)	102	(209)	60
Profit (loss) from continuing operations		259	24	436	(237)
Profit (loss) from discontinued operations, net of income tax	7	2	6	7	2,709
Profit (loss) for the period		261	30	443	2,472
Other comprehensive income (loss), net of income tax
Items that may be reclassified into profit (loss)
Exchange differences on translating foreign operations		(7)	(46)	(22)	(59)
Reclassification from foreign currency translation reserve		—	—	—	(452)
Items that will not be reclassified into profit (loss)
Remeasurement of defined benefit plans		25	(124)	(151)	72
Total other comprehensive income (loss), net of income tax		18	(170)	(173)	(439)
Total comprehensive income (loss)		279	(140)	270	2,033
Profit (loss) attributable to:
Equity holder of the Group - continuing operations		258	23	434	(238)
Equity holder of the Group - discontinued operations		2	6	7	2,709
Non-controlling interests		1	1	2	1
		261	30	443	2,472
Total comprehensive income (loss) attributable to:
Equity holder of the Group - continuing operations		276	(147)	261	(256)
Equity holder of the Group - discontinued operations		2	6	7	2,288
Non-controlling interests		1	1	2	1
		279	(140)	270	2,033

The interim unaudited condensed combined statements of comprehensive income should be read in conjunction with the notes to the interim unaudited condensed combined financial statements.

Beverage Packaging Holdings Group
Interim unaudited condensed combined statements of financial position

(In $ million)	Note	As of September 30, 2016	As of December 31, 2015
Assets
Cash and cash equivalents		1,542	1,976
Trade and other receivables, net		1,127	1,089
Inventories	11	1,324	1,262
Current tax assets		21	19
Assets held for sale		5	1
Derivatives		5	7
Other assets	7	225	204
Total current assets		4,249	4,558
Related party and other non-current receivables		28	29
Deferred tax assets		9	11
Property, plant and equipment		3,056	3,184
Intangible assets		10,004	10,192
Derivatives		576	99
Other assets	7	105	104
Total non-current assets		13,778	13,619
Total assets		18,027	18,177
Liabilities
Trade and other payables		1,202	1,152
Liabilities directly associated with assets held for sale		1	—
Borrowings	12	1,374	976
Current tax liabilities		90	83
Derivatives		11	20
Employee benefits		222	212
Provisions		51	55
Total current liabilities		2,951	2,498
Non-current payables		41	44
Borrowings	12	11,608	12,785
Deferred tax liabilities		1,073	1,059
Employee benefits		1,467	1,176
Provisions		75	71
Total non-current liabilities		14,264	15,135
Total liabilities		17,215	17,633
Net assets		812	544
Equity
Share capital		2,188	2,188
Reserves		(2,192)	(2,019)
Retained profits		800	359
Equity attributable to equity holder of the Group		796	528
Non-controlling interests		16	16
Total equity		812	544

The interim unaudited condensed combined statements of financial position should be read in conjunction with the notes to the interim unaudited condensed combined financial statements.

Beverage Packaging Holdings Group
Interim unaudited condensed combined statements of changes in equity (deficit)

(In $ million)	Share capital	Translation of foreign operations	Other reserves(1)	Retained profits (accumulated losses)	Equity (deficit) attributable to equity holder of the Group	Non-controlling interests	Total
Balance at the beginning of the period (January 1, 2015)	2,311	74	(1,678)	(2,065)	(1,358)	19	(1,339)
Total comprehensive income (loss) for the period:
Profit (loss) after income tax	—	—	—	2,471	2,471	1	2,472
Remeasurement of defined benefit plans, net of income tax	—	—	72	—	72	—	72
Foreign currency translation reserve	—	(59)	—	—	(59)	—	(59)
Reclassification of foreign currency translation reserve upon sale of SIG	—	(452)	—	—	(452)	—	(452)
Total comprehensive income (loss) for the period	—	(511)	72	2,471	2,032	1	2,033
Reclassification upon sale of SIG	—	—	(46)	46	—	—	—
Dividends paid to non-controlling interests	—	—	—	—	—	(2)	(2)
Balance as of September 30, 2015	2,311	(437)	(1,652)	452	674	18	692
Balance at the beginning of the period (January 1, 2016)	2,188	(462)	(1,557)	359	528	16	544
Total comprehensive income (loss) for the period:
Profit (loss) after income tax	—	—	—	441	441	2	443
Remeasurement of defined benefit plans, net of income tax	—	—	(151)	—	(151)	—	(151)
Foreign currency translation reserve	—	(22)	—	—	(22)	—	(22)
Total comprehensive income (loss) for the period	—	(22)	(151)	441	268	2	270
Dividends paid to non-controlling interests	—	—	—	—	—	(2)	(2)
Balance as of September 30, 2016	2,188	(484)	(1,708)	800	796	16	812

(1)	Balances include the cumulative reduction in equity of $1,561 million from common control transactions, with the remainder consisting of the cumulative remeasurement of defined benefit plans.

The interim unaudited condensed combined statements of changes in equity (deficit) should be read in conjunction with the notes to the interim unaudited condensed combined financial statements.

Beverage Packaging Holdings Group
Interim unaudited condensed combined statements of cash flows

	For the nine month period ended September 30,
(In $ million)	2016	2015
Cash flows from (used in) operating activities
Profit (loss)	443	2,472
Adjustments for:
Depreciation and amortization	528	530
Asset impairment charges, net of reversals	19	5
Foreign currency adjustments	5	3
Change in fair value of derivatives	(10)	(65)
(Gain) loss on sale or disposal of businesses and non-current assets	(6)	(2,934)
SIG disposal costs	—	(38)
Share of profit of associates and joint ventures, net of income tax	(2)	(8)
Net financial (income) expenses	325	1,470
Premium on extinguishment of borrowings	(68)	(226)
Interest paid	(686)	(840)
Income tax expense (benefit)	209	(2)
Income taxes paid, net of refunds received	(101)	(57)
Change in trade and other receivables	(58)	(54)
Change in inventories	(59)	25
Change in trade and other payables	39	(38)
Change in provisions and employee benefits	54	64
Change in other assets and liabilities	(3)	5
Net cash from (used in) operating activities	629	312
Cash flows from (used in) investing activities
Acquisition of property, plant and equipment and intangible assets	(215)	(304)
Purchases of short-term investments	—	(200)
Proceeds from disposal of property, plant and equipment and other assets	3	12
Proceeds from insurance claims	—	26
Disposal of businesses, net of cash disposed(a)	(12)	4,148
Other	4	3
Net cash from (used in) investing activities	(220)	3,685
Cash flows from (used in) financing activities
Drawdown of borrowings	3,338	116
Repayment of borrowings	(4,080)	(4,169)
Payment of debt transaction costs	(92)	(15)
Other	(5)	(5)
Net cash from (used in) financing activities	(839)	(4,073)
Net increase (decrease) in cash and cash equivalents	(430)	(76)
Cash and cash equivalents, net of bank overdrafts, at the beginning of the period	1,976	1,587
Cash and cash equivalents classified as assets held for sale at the beginning of the period	—	97
Effect of exchange rate fluctuations on cash and cash equivalents	(2)	(20)
Cash and cash equivalents at the end of the period	1,544	1,588
Cash and cash equivalents are comprised of:
Cash and cash equivalents	1,542	1,588
Cash and cash equivalents classified as assets held for sale at the end of the period	2	—
Cash and cash equivalents at the end of the period	1,544	1,588

(a)	Refer to note 7 for further details related to the sale of SIG.

Significant non-cash financing and investing activities

In August 2016, RGHL and the Group amended their credit agreement as discussed further in note 12. The amount outstanding at the time of the amendment was $2,454 million. The amendment was with the same financial institutions resulting in no actual cash flows other than the repayment of $203 million of principal balance and the payment of fees, which is included above in payment of debt transaction costs.

In February 2015, RGHL and the Group amended their credit agreement as discussed further in note 12. The amount outstanding at the time of the amendment was $2,439 million. The amendment was with the same financial institutions resulting in no actual cash flows other than the payment of fees, which is included above in payment of debt transaction costs.

The interim unaudited condensed combined statements of cash flows should be read in conjunction with the notes to the interim unaudited condensed combined financial statements.

Beverage Packaging Holdings Group
Notes to the interim unaudited condensed combined financial statements
For the three and nine month periods ended September 30, 2016

1.Reporting entity

Beverage Packaging Holdings (Luxembourg) I S.A. (“BP I”) and Beverage Packaging Holdings (Luxembourg) II S.A. (“BP II”) are domiciled in Luxembourg and registered in the Luxembourg “Registre de Commerce et des Sociétés.”

The interim unaudited condensed combined financial statements of Beverage Packaging Holdings Group (the “Group”) as of September 30, 2016 and for the three and nine month periods ended September 30, 2016 and September 30, 2015 comprise the combination of:

•	BP I and its subsidiaries and their interests in associates and jointly controlled entities; and

•	BP II.

The address of the registered office of BP I and BP II is: 6C, rue Gabriel Lippmann, L-5365 Munsbach, Luxembourg.

2.    Basis of preparation

2.1    Statement of compliance

The interim unaudited condensed combined financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting.” The disclosures required for interim financial statements are less extensive than the disclosure requirements for annual financial statements and should be read in conjunction with the annual financial statements of the Group for the year ended December 31, 2015. The December 31, 2015 statement of financial position as presented in the interim unaudited condensed combined financial statements was derived from the Group’s audited financial statements for the year ended December 31, 2015, but does not include all of the disclosures required by International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The interim unaudited condensed combined financial statements were approved by the Boards of Management of BP I and BP II (the “Directors”) on November 3, 2016 in Munsbach, Luxembourg (November 3, 2016 in Auckland, New Zealand).

2.2    Comparative information

During the nine month period ended September 30, 2015, the Group made a cumulative adjustment to correct for amortization expense that was recorded in error since January 2012 at Pactiv Foodservice. The adjustment decreased general and administration expenses and increased intangible assets by $18 million. The impact to profit (loss) for the period was a decrease of $11 million in the loss. The adjustment had no impact on Adjusted EBITDA or the combined statement of cash flows. The adjustment did not have a material impact on any current or previously reported interim or annual combined financial statements.

2.3    Accounting policies and recently issued accounting pronouncements

Accounting policies

The accounting policies applied by the Group in the interim unaudited condensed combined financial statements are consistent with those applied by the Group in the annual combined financial statements for the year ended December 31, 2015.

Recently issued accounting pronouncements

There have been no material changes to any previously issued accounting pronouncements or to the Group’s evaluation of the related impact as disclosed by the Group in the annual combined financial statements for the year ended December 31, 2015.

2.4    Use of estimates and judgments
The preparation of the interim unaudited condensed combined financial statements requires the Directors and management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses and disclosure of contingent assets and liabilities. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates. These estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both the current and future periods. The key estimates and assumptions used in the preparation of the interim unaudited condensed combined financial statements are consistent with those disclosed by the Group in the annual combined financial statements for the year ended December 31, 2015. In addition, refer to note 7 in relation to estimates and judgments associated with recognition of SIG sale proceeds.
In connection with the goodwill impairment test for the year ended December 31, 2015, the Group determined that Graham Packaging’s goodwill was not impaired, but the value of the segment exceeded its carrying amount of $3.4 billion by approximately 5%. A reduction of 5% in the estimated earnings multiple or forecasted EBITDA for Graham Packaging could result in a goodwill impairment. No triggering events that would require further testing of goodwill impairment were identified during the nine month period ended September 30, 2016.

The Group has previously recognized an exit liability associated with the withdrawal from a multi-employer pension plan. The Group has reached an agreement with the trustee of the plan on how to measure the liability. Accordingly, as of September 30, 2016, the Group has reduced the previously estimated liability by $10 million.

Beverage Packaging Holdings Group
Notes to the interim unaudited condensed combined financial statements
For the three and nine month periods ended September 30, 2016

3.    Financial risk management

3.1     Liquidity risk

The Group’s contractual cash flows related to total borrowings as of September 30, 2016 are as follows:

(In $ million)	Financial liabilities	Less than one year	One to three years	Three to five years	Greater than five years
As of September 30, 2016*	17,032	2,143	2,061	7,142	5,686

As of December 31, 2015*	17,685	1,909	5,667	7,331	2,778

*
The exchange rate on euro-denominated borrowings and the interest rates on the floating rate debt balances have been assumed to be the same as the respective rates as of September 30, 2016 and December 31, 2015.

Trade and other payables, excluding accrued interest, that are due in less than one year were $1,014 million and $954 million as of September 30, 2016 and December 31, 2015, respectively.

Refer to note 15 for information on changes in certain of the Group’s borrowings subsequent to September 30, 2016.

3.2    Fair value measurements recognized in the statements of comprehensive income

The Group’s derivative financial instruments are measured subsequent to initial recognition at fair value and are grouped into levels based on the degree to which the fair value is observable.

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets

•
Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices)

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs)

All of the Group’s derivative financial instruments were in Level 2 as of September 30, 2016 and December 31, 2015 and are valued using models or other valuation methodologies. These models are primarily industry standard models that consider various assumptions, including quoted forward prices for commodities, time value, volatility factors and current market and contractual prices for the underlying instruments as well as other relevant economic measures. Substantially all of these assumptions are observable in the marketplace throughout the full term of the instrument, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace. Changes in any one or more of these assumptions could have a significant impact on the values.

There were no transfers between any levels during the nine month period ended September 30, 2016. There have been no changes in the classifications of financial instruments as a result of a change in the purpose or use of these instruments.

4.    Segment reporting

The Group’s reportable business segments are as follows:

•
Evergreen — Evergreen is a vertically integrated manufacturer of fresh carton packaging for beverage products, primarily serving the juice and milk end-markets. Evergreen supplies integrated fresh carton packaging systems, which can include fresh cartons, spouts and filling machines. Evergreen produces liquid packaging board for its internal requirements and to sell to other manufacturers. Evergreen also produces paper products for commercial printing.

•
Closures — Closures is a manufacturer of plastic and aluminum beverage caps, closures and high speed rotary capping equipment, primarily serving the carbonated soft drink, non-carbonated soft drink and bottled water segments of the global beverage market.

•
Reynolds Consumer Products — Reynolds Consumer Products is a manufacturer of branded and store branded consumer products such as aluminum foil, wraps, waste bags, food storage bags and disposable tableware and cookware.

•
Pactiv Foodservice — Pactiv Foodservice is a manufacturer of foodservice and food packaging products. Pactiv Foodservice offers a comprehensive range of products including tableware items, takeout service containers, clear rigid-display packaging, microwaveable containers, foam trays, dual-ovenable paperboard containers, cups and lids, molded fiber and plastic egg cartons, meat and poultry trays, absorbent tray pads, plastic film and aluminum containers.

•	Graham Packaging — Graham Packaging is a designer and manufacturer of value-added, custom blow-molded plastic containers for consumer products.

The Chief Operating Decision Maker does not review the business activities of the Group based on geography.

Beverage Packaging Holdings Group
Notes to the interim unaudited condensed combined financial statements
For the three and nine month periods ended September 30, 2016

The accounting policies applied by each segment are the same as the Group’s accounting policies. Results from operating activities represent the profit earned by each segment without allocation of central administrative revenues and expenses, financial income and expenses, and income tax benefit or expense.

The performance of the operating segments is assessed by the Chief Operating Decision Maker based on Adjusted EBITDA. Adjusted EBITDA is defined as net profit before income tax expense or benefit, net financial income or expenses, depreciation and amortization, adjusted to exclude certain items of a significant or unusual nature, including but not limited to acquisition costs, non-cash pension income or expense, restructuring costs, unrealized gains or losses on derivatives, gains or losses on the sale of non-strategic assets, asset impairments and write-downs and equity method profit not distributed in cash.

Segment assets and liabilities exclude intercompany balances as a result of trade and borrowings between the segments. Corporate/unallocated includes holding companies and certain debt issuer companies which support the entire Group and which are not part of a specific segment. It also includes eliminations of transactions between segments.

Beverage Packaging Holdings Group
Notes to the interim unaudited condensed combined financial statements
For the three and nine month periods ended September 30, 2016

Business segment reporting

	For the three month period ended September 30, 2016
(In $ million)	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / Unallocated	Total
Total external revenue	368	242	701	835	559	—	2,705
Total inter-segment revenue	28	3	41	122	—	(194)	—
Total segment revenue	396	245	742	957	559	(194)	2,705
Gross profit	79	49	225	182	80	(1)	614
Expenses and other income	(23)	(25)	(86)	(85)	(48)	(26)	(293)
Earnings before interest and tax (“EBIT”) from continuing operations	56	24	139	97	32	(27)	321
Financial income							241
Financial expenses							(202)
Profit (loss) from continuing operations before income tax							360
Income tax (expense) benefit							(101)
Profit (loss) from continuing operations							259

Earnings before interest and tax (“EBIT”) from continuing operations	56	24	139	97	32	(27)	321
Depreciation and amortization from continuing operations	14	16	23	55	67	—	175
Earnings before interest, tax, depreciation and amortization (“EBITDA”) from continuing operations	70	40	162	152	99	(27)	496

Beverage Packaging Holdings Group
Notes to the interim unaudited condensed combined financial statements
For the three and nine month periods ended September 30, 2016

	For the three month period ended September 30, 2016
(In $ million)	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / Unallocated	Total
Earnings before interest, tax, depreciation and amortization (“EBITDA”) from continuing operations	70	40	162	152	99	(27)	496
Included in EBITDA:
Asset impairment charges, net of reversals	—	1	—	7	1	—	9
Non-cash change in multi-employer pension plan withdrawal liability	(10)	—	—	(1)	—	—	(11)
Non-cash pension expense	—	—	—	—	—	16	16
Operational process engineering-related consultancy costs	—	—	—	8	—	—	8
Restructuring costs, net of reversals	1	—	—	5	2	—	8
Unrealized (gain) loss on derivatives	—	(1)	(1)	(3)	—	—	(5)
Other	(1)	(1)	—	—	—	—	(2)
Adjusted EBITDA from continuing operations	60	39	161	168	102	(11)	519

Beverage Packaging Holdings Group
Notes to the interim unaudited condensed combined financial statements
For the three and nine month periods ended September 30, 2016

	For the nine month period ended September 30, 2016
(In $ million)	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / Unallocated	Total
Total external revenue	1,110	707	2,026	2,446	1,717	—	8,006
Total inter-segment revenue	88	12	108	374	—	(582)	—
Total segment revenue	1,198	719	2,134	2,820	1,717	(582)	8,006
Gross profit	233	137	630	525	264	—	1,789
Expenses and other income	(64)	(79)	(209)	(234)	(156)	(77)	(819)
Earnings before interest and tax (“EBIT”) from continuing operations	169	58	421	291	108	(77)	970
Financial income							466
Financial expenses							(791)
Profit (loss) from continuing operations before income tax							645
Income tax (expense) benefit							(209)
Profit (loss) from continuing operations							436

Earnings before interest and tax (“EBIT”) from continuing operations	169	58	421	291	108	(77)	970
Depreciation and amortization from continuing operations	41	49	66	170	202	—	528
Earnings before interest, tax, depreciation and amortization (“EBITDA”) from continuing operations	210	107	487	461	310	(77)	1,498

Beverage Packaging Holdings Group
Notes to the interim unaudited condensed combined financial statements
For the three and nine month periods ended September 30, 2016

	For the nine month period ended September 30, 2016
(In $ million)	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / Unallocated	Total
Earnings before interest, tax, depreciation and amortization (“EBITDA”) from continuing operations	210	107	487	461	310	(77)	1,498
Included in EBITDA:
Asset impairment charges, net of reversals	—	3	—	10	6	—	19
Non-cash change in multi-employer pension plan withdrawal liability	(5)	—	—	(1)	—	—	(6)
Non-cash pension expense	—	—	—	—	—	49	49
Operational process engineering-related consultancy costs	—	—	—	19	—	—	19
Restructuring costs, net of reversals	1	3	—	15	10	—	29
Unrealized (gain) loss on derivatives	(2)	(1)	(8)	(1)	—	—	(12)
Other	(2)	(1)	—	—	1	2	—
Adjusted EBITDA from continuing operations	202	111	479	503	327	(26)	1,596
Segment assets as of September 30, 2016 (excluding intercompany balances)	1,120	1,226	4,105	4,909	4,598	2,069	18,027
Segment liabilities as of September 30, 2016 (excluding intercompany balances)	400	277	758	1,183	1,070	13,527	17,215

Beverage Packaging Holdings Group
Notes to the interim unaudited condensed combined financial statements
For the three and nine month periods ended September 30, 2016

	For the three month period ended September 30, 2015
(In $ million)	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / Unallocated	Total
Total external revenue	392	247	711	856	613	—	2,819
Total inter-segment revenue	28	4	49	139	—	(220)	—
Total segment revenue	420	251	760	995	613	(220)	2,819
Gross profit	79	42	190	166	83	—	560
Expenses and other income	(19)	(27)	(72)	(67)	(45)	(25)	(255)
Earnings before interest and tax (“EBIT”) from continuing operations	60	15	118	99	38	(25)	305
Financial income							2
Financial expenses							(385)
Profit (loss) from continuing operations before income tax							(78)
Income tax (expense) benefit							102
Profit (loss) from continuing operations							24

Earnings before interest and tax (“EBIT”) from continuing operations	60	15	118	99	38	(25)	305
Depreciation and amortization from continuing operations	14	17	25	56	73	—	185
Earnings before interest, tax, depreciation and amortization (“EBITDA”) from continuing operations	74	32	143	155	111	(25)	490

Beverage Packaging Holdings Group
Notes to the interim unaudited condensed combined financial statements
For the three and nine month periods ended September 30, 2016

	For the three month period ended September 30, 2015
(In $ million)	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / Unallocated	Total
Earnings before interest, tax, depreciation and amortization (“EBITDA”) from continuing operations	74	32	143	155	111	(25)	490
Included in EBITDA:
Non-cash pension expense	—	—	—	—	—	15	15
Operational process engineering-related consultancy costs	—	—	—	5	—	—	5
Restructuring costs, net of reversals	—	4	—	1	—	—	5
Unrealized (gain) loss on derivatives	(1)	—	—	1	—	—	—
Other	2	1	—	2	—	1	6
Adjusted EBITDA from continuing operations	75	37	143	164	111	(9)	521

Beverage Packaging Holdings Group
Notes to the interim unaudited condensed combined financial statements
For the three and nine month periods ended September 30, 2016

	For the nine month period ended September 30, 2015
(In $ million)	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / Unallocated	Total
Total external revenue	1,161	757	2,035	2,563	1,903	—	8,419
Total inter-segment revenue	84	11	134	416	—	(645)	—
Total segment revenue	1,245	768	2,169	2,979	1,903	(645)	8,419
Gross profit	228	137	512	453	287	—	1,617
Expenses and other income	(58)	(72)	(172)	(119)	(153)	(80)	(654)
Earnings before interest and tax (“EBIT”) from continuing operations	170	65	340	334	134	(80)	963
Financial income							5
Financial expenses							(1,265)
Profit (loss) from continuing operations before income tax							(297)
Income tax (expense) benefit							60
Profit (loss) from continuing operations							(237)

Earnings before interest and tax (“EBIT”) from continuing operations	170	65	340	334	134	(80)	963
Depreciation and amortization from continuing operations	42	50	73	153	212	—	530
Earnings before interest, tax, depreciation and amortization (“EBITDA”) from continuing operations	212	115	413	487	346	(80)	1,493

Beverage Packaging Holdings Group
Notes to the interim unaudited condensed combined financial statements
For the three and nine month periods ended September 30, 2016

	For the nine month period ended September 30, 2015
(In $ million)	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / Unallocated	Total
Earnings before interest, tax, depreciation and amortization (“EBITDA”) from continuing operations	212	115	413	487	346	(80)	1,493
Included in EBITDA:
Asset impairment charges, net of reversals	—	1	—	3	1	—	5
Non-cash pension expense	—	—	—	—	—	47	47
Operational process engineering-related consultancy costs	—	—	—	13	—	—	13
Restructuring costs, net of reversals	—	6	—	1	—	—	7
Unrealized (gain) loss on derivatives	(4)	(2)	(12)	(67)	—	—	(85)
Other	(1)	—	—	1	—	2	2
Adjusted EBITDA from continuing operations	207	120	401	438	347	(31)	1,482
Segment assets as of December 31, 2015 (excluding intercompany balances)	1,100	1,247	4,094	4,894	4,686	2,156	18,177
Segment liabilities as of December 31, 2015 (excluding intercompany balances)	351	280	707	946	1,047	14,302	17,633

Beverage Packaging Holdings Group
Notes to the interim unaudited condensed combined financial statements
For the three and nine month periods ended September 30, 2016

5.    Seasonality

The Group’s business is impacted by seasonal fluctuations.

Evergreen

Evergreen’s operations are moderately seasonal. Evergreen’s customers are principally engaged in providing products that are generally less sensitive to seasonal effects, although Evergreen does experience some seasonality as a result of increased consumption of milk by school children during the North American academic year. Evergreen therefore typically experiences a greater level of carton product sales in the first and fourth quarters when North American schools are in session.

Closures

Closures’ operations are moderately seasonal. Closures experiences some seasonality as a result of increased consumption of bottled beverages during the summer months. In addition, in order to avoid capacity shortfalls in the summer months, Closures’ customers typically begin building inventories in advance of the summer season. Therefore, Closures typically experiences a greater level of closure sales during the second and third quarters.

Reynolds Consumer Products

Reynolds Consumer Products’ operations are moderately seasonal with higher levels of sales of cooking and tableware products around major U.S. holidays. Sales of cooking products are typically higher in the fourth quarter of the year, primarily due to the holiday use of Reynolds Wrap foil, Reynolds Oven Bags and Reynolds Parchment Paper. Sales of tableware products are higher in the second quarter of the year due to outdoor summer holiday use of disposable tableware plates, cups and bowls. Sales of waste and storage products are slightly higher in the second half of the year in North America, coinciding with the outdoor fall cleanup season.

Pactiv Foodservice

Pactiv Foodservice’s operations are moderately seasonal, peaking during the summer and fall months in the Northern Hemisphere when the favorable weather, harvest and holiday season lead to increased consumption of foodservice and food packaging products. Pactiv Foodservice therefore typically experiences a greater level of sales in the second through fourth quarters.

Graham Packaging

Graham Packaging’s operations are slightly seasonal with higher levels of unit volume sales of bottled beverages during the summer months, most significantly in North America.

6.    Net other income (expenses)

	For the three month period ended September 30,		For the nine month period ended September 30,
(In $ million)	2016	2015	2016	2015
Asset impairment charges, net of reversals	(9)	(3)	(19)	(5)
Net foreign currency exchange gains (losses)	(5)	2	(8)	4
Unrealized gain (loss) on derivatives	5	—	10	91
Other	1	5	5	(4)
Net other income (expenses)	(8)	4	(12)	86

7.    Discontinued operations and assets and liabilities held for sale

On March 13, 2015, the sale of the SIG segment to Onex Corporation was finalized. Net proceeds of $4,149 million were received, including the settlement of final closing adjustments. An additional amount of €150 million is payable by Onex Corporation based on the financial performance of SIG during fiscal year 2015 and an additional amount of up to €25 million may be payable by Onex Corporation depending on the financial performance of SIG during fiscal year 2016. The Group has recorded an asset for the expected additional consideration based on the present value of the future consideration. The Group initially recorded an asset for the full amount of the expected additional consideration based upon the Group’s expectations of the financial performance of SIG at that time. Based upon the Group’s current understanding of the financial performance of SIG for fiscal year 2015, and expectations for fiscal year 2016, the Group determined that the amount recorded was impaired by approximately $16 million at December 31, 2015. As of September 30, 2016, $179 million (€160 million) is recorded as a receivable in other current assets in the statement of financial position.

On March 14, 2016, the Group received the draft earn-out statement in relation to the contingent consideration owed by the purchaser in respect of SIG’s financial performance for fiscal year 2015. According to the purchaser, no amount would be payable. On April 20, 2016, the Group issued an earn-out notice, disputing the draft earn-out statement and seeking payment of the full €150 million in respect of SIG’s financial performance for fiscal year 2015. The parties appointed an independent expert to resolve this matter. On October 19, 2016, the expert issued their determination confirming the Group’s position that it is entitled to the full €150 million for fiscal year 2015. The Group expects to collect these proceeds prior to December 31, 2016.

Beverage Packaging Holdings Group
Notes to the interim unaudited condensed combined financial statements
For the three and nine month periods ended September 30, 2016

Further adverse changes in SIG’s actual financial performance compared to the Group’s current expectation will require an updated assessment of the expected receivable in relation to the 2016 earn-out. This may result in additional impairment to the recognized asset.

The pre-tax gain on sale of SIG in the prior year is detailed below:

(In $ million)	For the nine month period ended September 30, 2015
Cash proceeds received	4,233
Disposal costs	(5)
Net proceeds received	4,228

Contingent consideration receivable	188

Details of net assets disposed of:
Cash and cash equivalents, net of bank overdrafts	84
Trade and other receivables, net	204
Current tax assets	3
Inventories	191
Deferred tax assets	33
Property, plant and equipment	795
Intangible assets	982
Investment in associates and joint ventures	112
Other current and non-current assets	177
Trade and other payables	(278)
Current tax liabilities	(52)
Deferred tax liabilities	(61)
Provisions and employee benefits	(192)
Other current and non-current liabilities	(64)
Net assets disposed of	1,934

Gain on sale before reclassification of foreign currency translation reserve	2,482
Reclassification of foreign currency translation reserve	452
Gain on remeasurement or disposal	2,934

The results of SIG have been presented as discontinued operations for all periods presented. The results and cash flows of the discontinued operations are detailed below:

	For the three month period ended September 30,		For the nine month period ended September 30,
(In $ million)	2016	2015	2016	2015
Results of discontinued operations
Revenue	—	—	—	334
Expenses	—	—	—	(501)
Profit (loss) before income tax	—	—	—	(167)
Income tax expense	—	—	—	(6)
Profit (loss) from discontinued operations prior to gain on disposal	—	—	—	(173)
Gain (loss) on remeasurement or disposal	2	6	7	2,934
Tax expense on disposal	—	—	—	(52)
Gain (loss) on remeasurement or disposal, net of tax	2	6	7	2,882
Profit (loss) from discontinued operations	2	6	7	2,709

Cash flows used in discontinued operations
Net cash used in operating activities			—	(11)
Net cash used in investing activities			—	(27)
Net cash used in discontinued operations			—	(38)

Beverage Packaging Holdings Group
Notes to the interim unaudited condensed combined financial statements
For the three and nine month periods ended September 30, 2016

8.    Financial income and expenses

	For the three month period ended September 30,		For the nine month period ended September 30,
(In $ million)	2016	2015	2016	2015
Interest income	1	1	4	2
Interest income on related party loans	—	1	—	3
Net gain in fair value of derivatives	240	—	453	—
Net foreign currency exchange gain	—	—	9	—
Financial income	241	2	466	5
Interest expense:
Securitization Facility	(3)	(2)	(7)	(6)
Credit Agreement	(26)	(28)	(82)	(82)
Reynolds Notes:
7.125% Senior Secured Notes due 2019	—	(10)	(26)	(47)
7.875% Senior Secured Notes due 2019	—	(12)	(27)	(52)
5.750% Senior Secured Notes due 2020	(47)	(47)	(140)	(140)
6.875% Senior Secured Notes due 2021	(17)	(17)	(51)	(51)
Floating Rate Senior Secured Notes due 2021	(8)	—	(8)	—
5.125% Senior Secured Notes due 2023	(19)	—	(20)	—
8.500% Senior Notes due 2018	—	(14)	(28)	(49)
9.000% Senior Notes due 2019	—	(14)	(28)	(58)
9.875% Senior Notes due 2019	(15)	(32)	(77)	(115)
8.250% Senior Notes due 2021	(21)	(21)	(62)	(62)
7.000% Senior Notes due 2024	(14)	—	(14)	—
2013 Notes:
5.625% Senior Notes due 2016	(9)	(9)	(27)	(27)
6.000% Senior Subordinated Notes due 2017	—	(9)	(18)	(27)
Pactiv Notes:
8.125% Debentures due 2017	(6)	(6)	(18)	(18)
6.400% Notes due 2018	—	—	(1)	(1)
7.950% Debentures due 2025	(5)	(5)	(16)	(16)
8.375% Debentures due 2027	(5)	(4)	(13)	(12)
Amortization of:
Transaction costs	(6)	(8)	(21)	(26)
Original issue discounts, net of premiums	1	1	1	2
Embedded derivatives	2	2	6	7
Net loss in fair value of derivatives	—	(126)	—	(147)
Net foreign currency exchange loss	(1)	(20)	—	(23)
Loss on extinguishment of debt(a)(b)	—	—	(105)	(305)
Other	(3)	(4)	(9)	(10)
Financial expenses	(202)	(385)	(791)	(1,265)
Net financial income (expenses)	39	(383)	(325)	(1,260)

(a)
The loss on extinguishment of debt for nine month period ended September 30, 2016 includes $71 million of redemption premiums and tender fees related to the repurchase of certain senior secured notes and senior notes using the proceeds from the issuance of the 5.125% Senior Secured Notes due 2023, the Floating Rate Senior Secured Notes due 2021 and the 7.000% Senior Notes due 2024, available cash and additional borrowings under the existing Securitization Facility. Also included is $34 million related to the write-off of unamortized transaction costs and embedded derivatives arising from the repurchase of these notes.

(b)
The loss on extinguishment of debt for nine month period ended September 30, 2015 includes $296 million related to the write-off of unamortized transaction costs, embedded derivatives, repayment premiums and transaction costs arising from the repayment of certain amounts of senior secured notes and senior notes using the proceeds from the sale of SIG as well as the credit agreement amendment. Also included is the fair value adjustment on the 7.125% Senior Secured Notes due 2019 which includes an $8 million redemption premium and $1 million of accelerated amortization of transaction costs.

Refer to note 12 for information on the Group’s borrowings. Refer to note 15 for information on changes in the Group’s borrowings subsequent to September 30, 2016.

Beverage Packaging Holdings Group
Notes to the interim unaudited condensed combined financial statements
For the three and nine month periods ended September 30, 2016

9.    Income tax

	For the three month period ended September 30,		For the nine month period ended September 30,
(In $ million)	2016	2015	2016	2015
Profit (loss) from continuing operations before income tax	360	(78)	645	(297)
Income tax using the New Zealand tax rate of 28%	(101)	22	(181)	83
Effect of tax rates in foreign jurisdictions	(23)	7	(41)	17
Non-deductible expenses and permanent differences	24	77	23	76
Withholding tax	(2)	(1)	(5)	(13)
Tax rate modifications	—	4	—	3
Write-off of deferred tax asset for losses previously recognized	—	—	—	(33)
Unrecognized tax losses and temporary differences	(1)	(6)	(9)	(71)
Tax uncertainties	(1)	—	—	—
Over (under) provided in prior periods	3	2	3	1
Other	—	(3)	1	(3)
Total income tax (expense) benefit	(101)	102	(209)	60

The effective tax rates for the three and nine month periods ended September 30, 2016 and 2015 represent the Group’s estimate of the effective rates expected to be applicable for the respective full fiscal years, adjusted for any discrete events which are recorded in the period that they occur.

The period-over-period changes in the effective tax rate reflect (i) changes in the mix of book income and losses taxed at varying rates among the jurisdictions in which the Group operates and (ii) the inability to realize a tax benefit for losses in certain jurisdictions.

In addition to the above amounts, for the three and nine month periods ended September 30, 2016, the Group has recognized tax expense of $15 million and a tax benefit of $90 million, respectively, directly in other comprehensive income (three and nine month periods ended September 30, 2015: tax benefit of $74 million and tax expense of $42 million, respectively).

10.    Depreciation and amortization expenses

Property, plant and equipment

Depreciation expense related to property, plant and equipment is recognized in the following components in the statements of comprehensive income:

	For the three month period ended September 30,		For the nine month period ended September 30,
(In $ million)	2016	2015	2016	2015
Cost of sales	109	116	328	337
General and administration expenses	2	2	7	8
Total depreciation expense	111	118	335	345

Intangible assets

Amortization expense related to intangible assets is recognized in the following components in the statements of comprehensive income:

	For the three month period ended September 30,		For the nine month period ended September 30,
(In $ million)	2016	2015	2016	2015
Cost of sales	10	10	31	31
General and administration expenses	54	57	162	154
Total amortization expense	64	67	193	185

The nine month period ended September 30, 2015 includes an $18 million benefit from a cumulative adjustment to correct for amortization expense that was recorded in error since January 2012 at Pactiv Foodservice.

Beverage Packaging Holdings Group
Notes to the interim unaudited condensed combined financial statements
For the three and nine month periods ended September 30, 2016

11.    Inventories

(In $ million)	As of September 30, 2016	As of December 31, 2015
Raw materials and consumables	317	326
Work in progress	160	149
Finished goods	713	657
Engineering and maintenance materials	154	149
Provision against inventories	(20)	(19)
Total inventories	1,324	1,262

During the three and nine month periods ended September 30, 2016, the raw materials elements of inventories recognized in continuing operations in the statements of comprehensive income as a component of cost of sales totaled approximately $1.2 billion and $3.4 billion, respectively (three and nine month periods ended September 30, 2015: $1.3 billion and $3.9 billion, respectively).

During the three and nine month periods ended September 30, 2015, the raw materials elements of inventories recognized in discontinued operations in the statements of comprehensive income totaled zero and approximately $0.2 billion, respectively.

Beverage Packaging Holdings Group
Notes to the interim unaudited condensed combined financial statements
For the three and nine month periods ended September 30, 2016

12.    Borrowings

As of September 30, 2016, Reynolds Group Holdings Limited (“RGHL”), the immediate parent of the Group, and the Group were in compliance with all of their covenants.

The Group’s borrowings are detailed below.

(In $ million)	As of September 30, 2016	As of December 31, 2015
Securitization Facility	407	316
Credit Agreement	2,253	2,448
Reynolds Notes:
Reynolds Senior Secured Notes:
7.125% Senior Secured Notes due 2019	—	592
7.875% Senior Secured Notes due 2019	—	626
5.750% Senior Secured Notes due 2020	3,237	3,237
6.875% Senior Secured Notes due 2021	995	995
Floating Rate Senior Secured Notes due 2021	750	—
5.125% Senior Secured Notes due 2023	1,600	—
Reynolds Senior Notes:
8.500% Senior Notes due 2018	—	670
9.000% Senior Notes due 2019	—	613
9.875% Senior Notes due 2019	590	1,281
8.250% Senior Notes due 2021	995	995
7.000% Senior Notes due 2024	800	—
2013 Notes:
5.625% Senior Notes due 2016	642	642
6.000% Senior Subordinated Notes due 2017	—	590
Pactiv Notes:
8.125% Debentures due 2017	300	300
6.400% Notes due 2018	16	16
7.950% Debentures due 2025	276	276
8.375% Debentures due 2027	200	200
Other borrowings	24	46
Total principal amount of borrowings	13,085	13,843
Transaction costs	(143)	(122)
Embedded derivatives	50	43
Original issue discounts, net of premiums	(10)	(3)
Carrying value	12,982	13,761

Current borrowings	1,374	976
Non-current borrowings	11,608	12,785
Total borrowings	12,982	13,761

(a)        Securitization Facility

During the nine month period ended September 30, 2016, interest was charged at a rate between 2.35% to 2.65%.

Beverage Packaging Holdings Group
Notes to the interim unaudited condensed combined financial statements
For the three and nine month periods ended September 30, 2016

(b)         Credit Agreement

RGHL and certain members of the Group are parties to a senior secured credit agreement dated September 28, 2012 as amended on November 27, 2013, December 27, 2013, February 25, 2015 and August 5, 2016 (the “Credit Agreement”). The Credit Agreement comprises the following term and revolving tranches:

	Currency	Maturity date	Current facility value (in million)	Value drawn or utilized as of September 30, 2016 (in million)	Applicable interest rate as of September 30, 2016
Term Tranches
U.S. Term Loans	$	February 5, 2023	1,973	1,973	LIBOR floor of 1.000% + 3.250%
European Term Loans	€	February 5, 2023	250	250	EURIBOR floor of 0.000% + 3.750%
Revolving Tranches(1)
U.S. Revolving Loans	$	August 5, 2021	302	67	—

(1)	The Revolving Tranche was utilized in the form of bank guarantees and letters of credit.

On August 5, 2016, RGHL and the Group amended and restated the Credit Agreement to, among other things, (i) reduce the applicable margin on the U.S. term loans by 25 basis points and increase the applicable margin on the European term loans by 25 basis points, (ii) reduce the EURIBOR floor on the European term loans by 100 basis points, (iii) restructure the revolving tranches into a $302 million facility and (iv) make certain other changes to the covenants contained in the Credit Agreement, including removing the quarterly financial ratio covenant for the Term Loan borrowings.

Also on August 5, 2016, RGHL and the Group used the proceeds from the additional $250 million of 5.125% Senior Secured Notes due 2023 issued on August 1, 2016, together with the incurrence of the new Credit Agreement discussed above and available cash, to repay all amounts outstanding under the previous Credit Agreement and to pay transaction costs.

On February 25, 2015, RGHL and the Group amended the Credit Agreement to, among other things, (i) amend the provisions relating to the requirements to prepay term loans with net cash proceeds from certain assets sales and (ii) increase the applicable margin on the U.S. term loans by 50 basis points and the European term loans by 25 basis points.

During the year ended December 31, 2015, the borrowers made an excess cash flow prepayment of $64 million related to the prior year. No excess cash flow prepayments are due in 2016. As a result of the Credit Agreement amendment on August 5, 2016, the next scheduled quarterly amortization payment of 0.25% is due December 31, 2016.

Refer to note 15 for details regarding additional borrowings subsequent to September 30, 2016 under the U.S. Term Loans.

(c)        Reynolds Notes

The maturity and interest payment dates of the Group’s outstanding borrowings as of September 30, 2016 issued by Reynolds Group Issuer LLC, Reynolds Group Issuer Inc. and Reynolds Group Issuer (Luxembourg) S.A. (together, the “Reynolds Notes Issuers”) are summarized below:

	Maturity date	Interest payment dates
9.875% Senior Notes due 2019	August 15, 2019	February 15 and August 15
5.750% Senior Secured Notes due 2020	October 15, 2020	April 15 and October 15
6.875% Senior Secured Notes due 2021	February 15, 2021	February 15 and August 15
8.250% Senior Notes due 2021	February 15, 2021	February 15 and August 15
Floating Rate Senior Secured Notes due 2021(1)	July 15, 2021	January 15, April 15, July 15 and October 15; commencing October 15, 2016
5.125% Senior Secured Notes due 2023(2)	July 15, 2023	January 15 and July 15; commencing January 15, 2017
7.000% Senior Notes due 2024	July 15, 2024	January 15 and July 15; commencing January 15, 2017

(1)
The Floating Rate Senior Secured Notes due 2021 were issued at an issue price of 99.000% and have an interest rate equal to three-month U.S. LIBOR plus 3.500% reset quarterly. In July 2016, the Group entered into an interest rate swap agreement to mitigate the interest rate risk exposure of the Floating Rate Senior Secured Noted due 2021. While the Group has elected not to adopt hedge accounting, the economic effect of this derivative is that the effective interest rate on the Floating Rate Senior Secured Notes due 2021 is 4.670% from October 15, 2016.

(2)	$250 million aggregate principal amount of 5.125% Senior Secured Notes due 2023 were issued at an issue price of 103.500%.

On June 27, 2016, the Group repurchased the following aggregate principal amounts pursuant to tender offers for certain of the Reynolds Notes:

•	$408 million of the 7.875% Senior Secured Notes due 2019;

•	$340 million of the 7.125% Senior Secured Notes due 2019;

Beverage Packaging Holdings Group
Notes to the interim unaudited condensed combined financial statements
For the three and nine month periods ended September 30, 2016

•	$589 million of the 9.000% Senior Notes due 2019;

•	$663 million of the 8.500% Senior Notes due 2018; and

•	$691 million of the 9.875% Senior Notes due 2019.
The tender offers subsequently closed on July 12, 2016. No further notes were purchased in the period between June 27, 2016 and July 12, 2016.
Also on June 27, 2016, the Group irrevocably deposited with the trustee an amount in cash to satisfy and discharge its obligations under the Reynolds Notes referred to below and the relevant indentures:

•
$218 million of the 7.875% Senior Secured Notes due 2019 which were redeemed on August 15, 2016 at a redemption price of 101.969% of the principal amount thereof, plus interest until the redemption date;

•	$252 million of the 7.125% Senior Secured Notes due 2019 which were redeemed on October 15, 2016 at a redemption price of 100% of the principal amount thereof, plus interest until the redemption date;

•	$24 million of the 9.000% Senior Notes due 2019 which were redeemed on October 15, 2016 at a redemption price of 100% of the principal amount thereof, plus interest until the redemption date; and

•	$7 million of the 8.500% Senior Notes due 2018 which were redeemed on July 27, 2016 at a redemption price of 100% of the principal amount thereof, plus interest until the redemption date.
On March 17, 2015, the Group repurchased $1.6 billion and $2.2 billion aggregate principal amount of senior secured notes and senior unsecured notes, respectively, in connection with the asset sale offers and premium tender offers with the net proceeds from the disposition of the SIG segment. This included $8 million of principal amount of 5.625% Senior Notes due 2016.
On April 16, 2015, the Group redeemed $218 million of the 7.125% Senior Secured Notes due 2019 at a redemption price of 103.563% of the principal amount thereof, plus accrued and unpaid interest.
Refer to note 8 for the loss recognized on the reduction in borrowings as a result of premiums incurred and the write-off of unamortized debt issuance costs.
Refer to note 15 for information regarding changes in certain Reynolds Notes subsequent to September 30, 2016.

Assets pledged as security for borrowings

The shares in BP I and BP II have been pledged as collateral to support the obligations under the Credit Agreement and the Reynolds Senior Secured Notes. In addition, BP I, certain subsidiaries of BP I and BP II have pledged certain of their assets (including shares and equity interests) as collateral to support the obligations under the Credit Agreement and the Reynolds Senior Secured Notes.

Additional information regarding the Reynolds Notes

The guarantee and security arrangements, indenture restrictions, early redemption options and change in control provisions for the Floating Rate Senior Secured Notes due 2021, the 5.125% Senior Secured Notes due 2023 and the 7.000% Senior Notes due 2024 are substantively consistent with the other series of Reynolds Notes which are unchanged from December 31, 2015.

The Floating Rate Senior Secured Notes due 2021, the 5.125% Senior Secured Notes due 2023 and the 7.000% Senior Notes due 2024 are not required to be and will not be registered with the U.S. Securities and Exchange Commission.

(d)         2013 Notes

The maturity and interest payment dates of the Group’s outstanding borrowings as of September 30, 2016 issued by BP II and Beverage Packaging Holdings II Issuer Inc., a wholly-owned subsidiary of BP I, are summarized below:

	Maturity date	Semi-annual interest payment dates
5.625% Senior Notes due 2016	December 15, 2016	June 15 and December 15

On September 30, 2016, the Group called for the conditional redemption of all of the remaining 5.625% Senior Notes due 2016 at a redemption price of 100% of the principal thereof, plus accrued and unpaid interest. The redemption occurred on October 30, 2016.

On June 27, 2016, the Group repurchased $538 million aggregate principal amount of the 6.000% Senior Subordinated Notes due 2017 pursuant to a tender offer for the notes. Also on June 27, 2016, the Group irrevocably deposited with the trustee an amount in cash to satisfy and discharge its obligations under the indenture for the remaining $52 million of the 6.000% Senior Subordinated Notes due 2017 which were redeemed on July 27, 2016 at a redemption price of 100% of the principal thereof, plus accrued and unpaid interest.

Beverage Packaging Holdings Group
Notes to the interim unaudited condensed combined financial statements
For the three and nine month periods ended September 30, 2016

(e)    Pactiv Notes

The maturity and interest payment dates of the Group’s outstanding borrowings as of September 30, 2016 issued by Pactiv LLC are summarized below:

	Maturity date	Semi-annual interest payment dates
8.125% Debentures due 2017	June 15, 2017	June 15 and December 15
6.400% Notes due 2018	January 15, 2018	January 15 and July 15
7.950% Debentures due 2025	December 15, 2025	June 15 and December 15
8.375% Debentures due 2027	April 15, 2027	April 15 and October 15

The guarantee arrangements, indenture restrictions, and redemption terms for the Pactiv Notes are unchanged from December 31, 2015.

(f)    Other borrowings

As of September 30, 2016, in addition to the Securitization Facility, the Credit Agreement, the Reynolds Notes, the 2013 Notes and the Pactiv Notes, the Group had a number of unsecured working capital facilities extended to certain operating companies of the Group. These facilities bear interest at floating or fixed rates.

As of September 30, 2016, the Group had local working capital facilities in a number of jurisdictions which are secured by the collateral under the Credit Agreement and the Reynolds Senior Secured Notes and by certain other assets. These facilities rank pari passu with the obligations under the Credit Agreement and under the Reynolds Senior Secured Notes.

Other borrowings as of September 30, 2016 also included finance lease obligations of $23 million (December 31, 2015: $25 million).

13.    Related parties

There have been no new significant related party transactions during the period. The nature of the Group’s related party relationships, balances and transactions as of and for the three and nine month periods ended September 30, 2016 are consistent with the information presented in note 22 of the Group’s annual combined financial statements for the year ended December 31, 2015.

14.    Contingencies

As part of the agreements for the sale of various businesses, the Group has provided certain warranties and indemnities to the respective purchasers as set out in the respective sale agreements. These warranties and indemnities are subject to various terms and conditions affecting the duration and total amount of the indemnities. As of September 30, 2016, the Group is not aware of any material claims under these agreements that would give rise to an additional liability. However, if such claims arise in the future, they could have a material effect on the Group’s financial position, results of operations and cash flows.
RGHL and UCI Holdings Limited have the same ultimate shareholder. On June 2, 2016, UCI Holdings Limited and certain of its U.S. subsidiaries (together referred to as “UCI”) commenced voluntary proceedings (the “Cases”) under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”). UCI sponsors three defined benefit pension plans (the “UCI Pension Plans”). The Pension Benefit Guaranty Corporation (the “PBGC”) has estimated that the UCI Pension Plans’ unfunded benefit liabilities on a termination basis as at June 30, 2016 are approximately $123 million (the “Termination Liability”) and has filed proofs of claims in the Cases to that effect. By virtue of sharing common ownership with UCI, the Group is part of the UCI “controlled group” for U.S. pension purposes, and therefore may be jointly and severally liable with the other members of the UCI controlled group for the Termination Liability following any involuntary termination of the UCI Pension Plans by the PBGC or a distress termination of the UCI Pension Plans by UCI. If the PBGC became entitled to enforce its claim for the Termination Liability, the UCI controlled group (including the Group) would be liable to pay such amount upon demand, which amount may ultimately be more than the amount estimated at June 30, 2016.

On October 14, 2016, the Bankruptcy Court approved a motion authorizing the solicitation of a Plan of Reorganization (the “Plan”) for UCI. Pursuant to the terms of the Plan, Rank Group Limited (“Rank”) or one of its affiliates (including the Group) may, on or before November 9, 2016, elect to become the sponsor of the UCI Pension Plans (the “Plan Assumption”) effective on the consummation of the Plan. Pursuant to the terms of the Plan, the Plan Assumption will avoid the termination of the UCI Pension Plans. Based on management’s best estimates, the unfunded liability of the UCI Pension Plans as of September 30, 2016 is $93 million. Rank and its affiliates are in discussions with UCI, the official committee of unsecured creditors appointed in the Cases, certain UCI noteholders and the PBGC, to agree to a settlement in connection with the Cases. If such settlement is agreed and approved by the Bankruptcy Court, it is likely that Rank or one of its affiliates (which includes the Group) would agree to the Plan Assumption. If the Plan Assumption occurs, the unfunded liability of the UCI Pension Plans measured at the time of the assumption will be recognized on the relevant balance sheet of the Rank affiliate that assumes the obligation. However, there can be no certainty that such a settlement will be consummated or that the Plan Assumption will occur.
In addition to the amounts recognized as provisions in the statements of financial position, the Group has contingent liabilities related to other litigation, legal proceedings and tax examinations. The Group has determined that the possibility of a material outflow related to these contingent liabilities is remote.

Beverage Packaging Holdings Group
Notes to the interim unaudited condensed combined financial statements
For the three and nine month periods ended September 30, 2016

15.    Subsequent events

On October 7, 2016, the Group incurred $1,350 million of additional U.S. term loans under the Credit Agreement. The Group will use the net proceeds, together with available cash, to repay all of the outstanding aggregate principal amount of 5.625% Senior Notes due 2016 and 9.875% Senior Notes due 2019, $500 million aggregate principal amount of 8.250% Senior Notes due 2021, $350 million aggregate principal amount of 6.875% Senior Secured Notes due 2021 and to pay redemption premiums and transaction costs.

On October 26, 2016, the Group issued a notice of partial redemption for an additional $150 million aggregate principal amount of 8.25% Senior Notes due 2021 to be repaid on November 25, 2016 at a redemption price of 104.125% plus accrued and unpaid interest.

On October 30, 2016, the Group redeemed all of the outstanding aggregate principal amount of 5.625% Senior Notes due 2016 at a redemption price of 100.000% plus accrued and unpaid interest.

Other than as disclosed herein, there have been no events subsequent to September 30, 2016 which would require accrual or disclosure in these interim unaudited combined financial statements.